As Filed with the Securities and Exchange Commission on May 31, 1996



                                                      Registration No: 333-04591

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 PRE-EFFECITVE
                                AMENDMENT NO. 1
                                       TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933


                               MEDTRONIC, INC.
            (Exact name of registrant as specified in its charter)

                                    MINNESOTA
                          (State or other jurisdiction
                       of incorporation or organization)

                                      3845
                          (Primary Standard Industrial
                           Classification Code Number)


                                   41-0793183
                                (I.R.S. Employer
                             Identification Number)


                            7000 CENTRAL AVENUE N.E.
                          MINNEAPOLIS, MINNESOTA 55432
                                 (612) 574-4000
    (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                               MICHAEL D. ELLWEIN
       VICE PRESIDENT CORPORATE DEVELOPMENT AND ASSOCIATE GENERAL COUNSEL
                                 MEDTRONIC, INC.
                            7000 CENTRAL AVENUE N.E.
                          MINNEAPOLIS, MINNESOTA 55432
                                 (612) 574-4000
           (Name, address, including ZIP code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:
                              David C. Grorud, Esq.
                              Mary E. Strand, Esq.
                            Fredrikson & Byron, P.A.
                  1100 International Centre, 900 Second Avenue
                                      South
                        Minneapolis, Minnesota 55402-3397
                                 (612) 347-7000

                            Russell F. Lederman, Esq.
                              Neil P. Ayotte, Esq.
                         Maslon Edelman Borman & Brand,
                  a Professional Limited Liability Partnership
                  3300 Norwest Center, 90 South Seventh Street
                        Minneapolis, Minnesota 55402-4140
                                 (612) 672-8200



                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
                     SALE OF THE SECURITIES TO THE PUBLIC:


Upon consummation of the Merger, as described in this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.






THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


                               MEDTRONIC, INC.

       Cross Reference Sheet Required by Item 501(b) of Regulation S-K

                                 CAPTION                                         CAPTION IN PROXY STATEMENT/PROSPECTUS
A.      INFORMATION ABOUT THE TRANSACTION

         1.      Forepart of Registration Statement and Outside Front
                 Cover Page of Prospectus ..............................  Facing Page of Registration Statement; Front Cover
                                                                          Page of Proxy Statement/Prospectus

         2.      Inside Front and Outside Back Cover Pages of
                 Prospectus ............................................  Available Information; Information Incorporated by
                                                                          Reference; Table of Contents

         3.      Risk Factors, Ratio of Earnings to Fixed Charges and
                 Other Information .....................................  Front Cover Page of Proxy Statement/Prospectus;
                                                                          Summary

         4.      Terms of the Transaction ..............................  Summary; The Merger; Description of Capital Stock;
                                                                          Comparative Rights of Medtronic Shareholders and
                                                                          InStent Shareholders

         5.      Pro Forma Financial Information .......................  *

         6.      Material Contracts with the Company Being Acquired ....  The Merger; Certain Transactions and Relationships
                                                                          Between InStent and Medtronic

         7.      Additional Information Required for Reoffering by
                 Persons and Parties Deemed to Be Underwriters .........  *

         8.      Interests of Named Experts and Counsel ................  Legal Matters

         9.      Disclosure of Commission Position on Indemnification
                 for Securities Act Liabilities ........................  *

B.      INFORMATION ABOUT THE REGISTRANT

        10.      Information with Respect to S-3 Registrants ...........  *

        11.      Incorporation of Certain Information by Reference .....  Information Incorporated by Reference

        12.      Information with Respect to S-2 or S-3 Registrants ....  *

        13.      Incorporation of Certain Information by Reference .....  *

        14.      Information with Respect to Registrants Other Than S-3
                 or S-2 Registrants ....................................  *

C.      INFORMATION ABOUT THE COMPANY BEING ACQUIRED

        15.      Information with Respect to S-3 Companies .............  *


        16.      Information with Respect to S-2 or S-3 Companies ......  *


        17.      Information with Respect to Companies Other Than S-3
                 or S-2 Companies ......................................  Information Regarding InStent; Selected Financial
                                                                          Data of InStent; Management's Discussion and
                                                                          Analysis of Financial Condition and Results of
                                                                          Operations of InStent; Security Ownership of
                                                                          Certain Beneficial Owners and Management of
                                                                          InStent; Index to Financial Statements

D.      VOTING AND MANAGEMENT INFORMATION

        18.      Information if Proxies, Consents or Authorizations Are
                 to Be Solicited .......................................  Information Incorporated by Reference; Notice of
                                                                          Special Meeting; Summary; General Information; The
                                                                          Merger; Certain Transactions and Relationships
                                                                          Between InStent and Medtronic

        19.      Information if Proxies, Consents or Authorizations Are
                 Not to Be Solicited or in an Exchange Offer ...........  *


* Omitted from Proxy Statement/Prospectus because item is inapplicable or answer is in the negative.


                                 INSTENT INC.
                               6271 Bury Drive
                        Eden Prairie, Minnesota 55346


                                                                  May 31, 1996



Dear InStent Shareholder:


I am pleased to invite you to attend the Special Meeting of Shareholders of InStent Inc., which will be held on June 28, 1996, at 8:30 a.m., local time, at InStent's corporate headquarters, located at 6271 Bury Drive, Eden Prairie, Minnesota. At the meeting you will be asked to consider and vote upon the Agreement and Plan of Reorganization dated as of March 22, 1996 (the "Merger Agreement"), which provides for the merger of a wholly-owned subsidiary of Medtronic, Inc. with InStent.


Under the terms of the Merger Agreement, InStent shareholders will receive
0.3833 of a share of Medtronic Common Stock in exchange for each of their shares of InStent Common Stock.

The attached Proxy Statement/Prospectus is intended to provide you with the information that you will need to make an informed decision regarding how you should vote on the proposed merger. It also serves as a Prospectus for Medtronic, describing the investment in Medtronic that you will be making if the merger is approved and you exchange your InStent Common Stock for Medtronic Common Stock. A copy of the Merger Agreement is attached to the Proxy Statement/Prospectus as Appendix A. I urge you to read this information carefully before voting on the proposed merger.

The Board of Directors believes that the proposed transaction is fair and in the best interests of InStent and its shareholders and unanimously recommends approval of the Merger Agreement. The Board believes that the merger will, among other things, give InStent shareholders the opportunity to continue their equity participation on a tax-free basis in a larger, more diversified medical products enterprise.

The Board of Directors of InStent retained the investment banking firms of Dillon, Read & Co. Inc. and Volpe, Welty & Company to advise it with respect to the consideration to be received in the merger. Such firms have advised the Board that, in their respective opinions, the consideration to be received by the InStent shareholders pursuant to the Merger Agreement is fair to such shareholders from a financial point of view. Copies of the opinions are attached to the Proxy Statement/Prospectus as Appendices B and C.

The Merger Agreement must be approved by the holders of a majority of the outstanding shares of InStent Common Stock. Your vote on this matter is very important. We urge you to carefully review the enclosed material and to return your proxy promptly.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND PROMPTLY RETURN YOUR PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN THOUGH YOU HAVE PREVIOUSLY RETURNED YOUR PROXY.

                    Sincerely,

                    Warren L. Bielke
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER



                                 INSTENT INC.
                               6271 BURY DRIVE
                        EDEN PRAIRIE, MINNESOTA 55346

                                   ----------
                  NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD JUNE 28, 1996
                                   ----------



To the Shareholders of InStent Inc.:


A Special Meeting of the Shareholders of InStent Inc. ("InStent") will be held at InStent's corporate headquarters, located at 6271 Bury Drive, Eden Prairie, Minnesota, on June 28, 1996, at 8:30 a.m., local time, to consider and act upon a proposal to approve the Agreement and Plan of Reorganization dated as of March 22, 1996 (the "Merger Agreement"), a copy of which is included as Appendix A to the Proxy Statement/Prospectus accompanying this Notice. Pursuant to the Merger Agreement, (a) BYR Acquisition Corp. ("Merger Subsidiary") will be merged (the "Merger") with and into InStent, with InStent to be the surviving corporation and to become a wholly-owned subsidiary of Medtronic, Inc. ("Medtronic"), and (b) holders of InStent common stock, par value $.01 per share ("InStent Common Stock"), will receive
0.3833 of a share of Medtronic common stock, par value $.10 per share ("Medtronic Common Stock"), in exchange for each of their shares of InStent Common Stock, as described more fully in the Proxy Statement/Prospectus accompanying this Notice.


With respect to the proposal to approve the Merger Agreement, InStent shareholders do not have a right to dissent and obtain payment in cash for their shares.


Only shareholders of record as shown on the books of InStent at the close of business on May 24, 1996 are entitled to notice of and to vote at the Special Meeting or any adjournments thereof.


                             BY ORDER OF THE BOARD OF DIRECTORS

                             Patricia Berg
                             SECRETARY



May 31, 1996



WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN,
    AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE
         ENCLOSED PROXY RETURN ENVELOPE, WHICH REQUIRES NO POSTAGE
                       IF MAILED IN THE UNITED STATES.

                    SHAREHOLDERS SHOULD NOT SEND ANY STOCK
                      CERTIFICATES WITH THE PROXY CARD.

- --------------------------------------------------------------------------------






                           PROXY STATEMENT/PROSPECTUS

       INSTENT INC.                        MEDTRONIC, INC.
       6271 Bury Drive                           7000 Central Avenue N.E.
       Eden Prairie, Minnesota 55346       Minneapolis, Minnesota 55432
       Telephone: 612) 937-0322            Telephone: (612) 574-4000


               SPECIAL MEETING OF SHAREHOLDERS OF INSTENT INC.
                         TO BE HELD ON JUNE 28, 1996




This Proxy Statement/Prospectus is being furnished to the shareholders of InStent Inc. ("InStent") in connection with the special meeting of shareholders (the "Meeting") of InStent to be held at InStent's corporate headquarters, located at 6271 Bury Drive, Eden Prairie, Minnesota, on June 28, 1996, at 8:30 a.m. At the Meeting, InStent shareholders will be asked to consider and act upon a proposal to approve the Agreement and Plan of Reorganization dated as of March 22, 1996 (the "Merger Agreement"), a copy of which is attached hereto as Appendix A, pursuant to which (a) BYR Acquisition Corp. ("Merger Subsidiary"), a wholly-owned subsidiary of Medtronic, Inc. ("Medtronic"), will be merged (the "Merger") with and into InStent, which shall be the surviving corporation in the Merger and shall thereby become a wholly-owned subsidiary of Medtronic, and (b) each share of InStent common stock, par value $.01 per share ("InStent Common Stock"), will be converted into 0.3833 of a share of Medtronic common stock, par value $.10 per share ("Medtronic Common Stock"), as described more fully in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus also constitutes the Prospectus of Medtronic with respect to the shares of Medtronic Common Stock to be issued in the Merger. Medtronic has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the "Commission") covering up to 4,158,943 shares of Medtronic Common Stock for possible issuance in connection with the Merger. This Proxy Statement/Prospectus is first being mailed to InStent shareholders on or about May 31, 1996.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROXY STATEMENT/PROSPECTUS. ANY
                    REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, such information or representation must not be relied on as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities made hereunder shall, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of Medtronic, InStent or Merger Subsidiary since the date of this Proxy Statement/Prospectus.


Additional copies of this Proxy Statement/Prospectus and the Proxy card to be returned for the Meeting can be obtained from InStent, 6271 Bury Drive, Eden Prairie, Minnesota 55346, Attention: Investor Relations, telephone (612) 937-0322. QUESTIONS OR REQUESTS FOR ASSISTANCE IN COMPLETING AND SUBMITTING PROXY CARDS MAY ALSO BE DIRECTED TO CHEMICAL MELLON SHAREHOLDER SERVICES, 450 WEST 33RD STREET, 15TH FLOOR, NEW YORK, NEW YORK 10001, TELEPHONE 800-244-7265 (TOLL FREE).


          THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS MAY 31, 1996.



                            AVAILABLE INFORMATION

This Proxy Statement/Prospectus is a prospectus of Medtronic delivered in compliance with the Securities Act of 1933, as amended (the "Act"). Medtronic has filed a Registration Statement on Form S-4 (the "Registration Statement") under the Act with the Commission with respect to the shares of Medtronic Common Stock to be issued in connection with the Merger. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information contained in the Registration Statement on file with the Commission. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof.

Medtronic and InStent are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, each files reports, proxy and information statements, and other information with the Commission. The Registration Statement, as well as reports, proxy and information statements, and other information filed by each of Medtronic and InStent pursuant to the Exchange Act, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at the regional offices of the Commission located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048; and, with respect to Medtronic, are available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Copies of such documents can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

                    INFORMATION INCORPORATED BY REFERENCE


THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. MEDTRONIC WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, COPIES OF ANY AND ALL SUCH DOCUMENTS (OTHER THAN THE EXHIBITS THERETO, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROXY STATEMENT/PROSPECTUS INCORPORATES) OF MEDTRONIC THAT ARE INCORPORATED BY REFERENCE HEREIN. REQUESTS SHOULD BE DIRECTED TO MEDTRONIC, INC., 7000 CENTRAL AVENUE N.E., MINNEAPOLIS, MINNESOTA 55432, ATTENTION:
INVESTOR RELATIONS, TELEPHONE (612) 574-3035. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE MADE NO LATER THAN JUNE 21, 1996.


The following Medtronic documents are incorporated by reference herein:


1. Medtronic's Annual Report on Form 10-K, as amended, for the fiscal year ended April 30, 1995.


2. Medtronic's Quarterly Reports on Form 10-Q for the fiscal quarters ended July 28, 1995, October 27, 1995, and January 26, 1996.


3. Medtronic's Current Reports on Form 8-K dated February 13, 1996, March 25, 1996, and May 23, 1996.


4. The description of Medtronic's Common Stock contained in Medtronic's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act.

5. The description of Medtronic's Preferred Stock Purchase Rights attached to its Common Stock contained in Medtronic's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act.

All documents filed by Medtronic with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the date of the Meeting shall be deemed to be incorporated by reference herein and shall be a part hereof from the date of filing of such documents.

Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

                              TABLE OF CONTENTS

                                                              Page
SUMMARY                                                          4
GENERAL INFORMATION                                             12
THE MERGER                                                      13
General                                                         13
Effective Time of the Merger                                    13
Background of the Merger                                        13
InStent's Reasons for the Merger; Recommendation of the
 InStent Board of Directors                                     15
Medtronic's Reasons for the Merger                              16
Opinions of InStent's Financial Advisors                        16
Vote Required                                                   24
Conversion of InStent Common Stock in the Merger                24
Shareholder Rights Plan                                         25
Treatment of Stock Options                                      25
Conduct of Business of InStent Pending the Merger               26
Conflicts of Interest                                           26
Voting Agreements                                               28
Conditions; Waiver                                              28
Amendment and Termination of the Merger Agreement               28
Expenses and Fees                                               29
Restrictions on Resale of Medtronic Common Stock                30
Deregistration of InStent Common Stock                          30
Accounting Treatment of the Merger                              30
Certain Federal Income Tax Consequences                         30
Indemnification                                                 31
Regulatory Requirements                                         31
Rights of Dissenting InStent Shareholders                       32
COMPARATIVE STOCK PRICES AND DIVIDENDS                          33
COMPARATIVE RIGHTS OF MEDTRONIC SHAREHOLDERS AND INSTENT
 SHAREHOLDERS                                                   34
Classification, Removal and Election of Directors               34
Preferred Stock                                                 35
Special Meetings of Shareholders                                35
Voting Rights; Shareholder Approvals                            35
Cumulative Voting                                               36
Preemptive Rights                                               36
Amendment of the Articles of Incorporation                      36
Business Combinations and Control Share Acquisitions            36
Shareholder Rights Plan                                         37
Related Person Business Transactions                            37
INFORMATION REGARDING INSTENT                                   38
General                                                         38
Technology                                                      38
Products                                                        39
Sales and Marketing                                             43
Patents and Proprietary Rights                                  43
Competition                                                     44
Manufacturing                                                   45
Government Regulation                                           46
Third-Party Reimbursement                                       47
Product Liability and Insurance                                 48
Employees                                                       48
SELECTED FINANCIAL DATA OF INSTENT                              49
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS OF INSTENT                 50
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
 MANAGEMENT OF INSTENT                                          53
CERTAIN TRANSACTIONS AND RELATIONSHIPS BETWEEN INSTENT
 AND MEDTRONIC                                                  54
LEGAL MATTERS                                                   54
EXPERTS                                                         54
INDEX TO FINANCIAL STATEMENTS                                  F-1
APPENDIX A -- Agreement and Plan of Reorganization             A-1
APPENDIX B -- Opinion of Dillon, Read & Co. Inc.               B-1
APPENDIX C -- Opinion of Volpe, Welty & Company                C-1


                                   SUMMARY

THE FOLLOWING IS A BRIEF SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. CERTAIN CAPITALIZED TERMS USED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, THE APPENDICES HERETO, AND THE DOCUMENTS INCORPORATED IN THIS PROXY STATEMENT/PROSPECTUS BY REFERENCE.

                            PARTIES TO THE MERGER

INSTENT: InStent Inc. ("InStent"), a Delaware corporation, was incorporated in 1991. InStent designs, develops, manufactures and markets a variety of highly specialized stents for a broad range of medical indications.
                                    InStent's stents are designed to hold
                                    open passageways in the body, such as
                                    the arterial vasculature, the
                                    esophagus, bile duct and male
                                    urethra, that may have closed or
                                    become obstructed as a result of
                                    aging, disease or trauma. Stents are
                                    increasingly being used as an
                                    alternative or adjunct to many
                                    surgical and minimally-invasive
                                    procedures or drug therapies.
                                    InStent's stents include
                                    self-expanding, nitinol
                                    (nickel-titanium alloy) wire coils
                                    that are inserted into the body
                                    non-surgically via InStent's
                                    patented, catheter-based stent
                                    delivery systems. InStent also is
                                    developing a series of balloon
                                    expandable stents. Once placed,
                                    stents exert radial force against the
                                    walls of passageways to enable the
                                    passageways to remain open and
                                    functional. InStent manufactures
                                    stents with differing flexibilities
                                    and radial forces and in a variety of
                                    shapes and sizes to treat specific
                                    medical indications, ranging from
                                    relatively rigid esophageal stents
                                    that resist tumor ingrowth to more
                                    pliant urethral, coronary and
                                    vascular stents that must conform to
                                    delicate and intricate anatomy. The
                                    combination of InStent's stents and
                                    delivery systems enables the
                                    accurate, nonsurgical placement of a
                                    variety of stents at multiple sites
                                    within the body.

                                    InStent's principal offices and
                                    corporate headquarters are located at
                                    6271 Bury Drive, Eden Prairie,
                                    Minnesota 55346, telephone: (612)
                                    937-0322. See "Information Regarding
                                    InStent."

MEDTRONIC:                          Medtronic, Inc. ("Medtronic"), a
                                    Minnesota corporation, was
                                    incorporated in 1957. Medtronic is
                                    the world's leading medical
                                    technology company specializing in
                                    implantable and invasive therapies.
                                    Primary products include implantable
                                    pacemaker systems used for treatment
                                    of bradycardia, implantable
                                    tachyarrhythmia management systems,
                                    mechanical and tissue heart valves,
                                    balloons and guiding catheters used
                                    in angioplasty, stents, implantable
                                    neurostimulation and drug delivery
                                    systems, and perfusion systems
                                    including blood oxygenators,
                                    centrifugal blood pumps, cannula
                                    products, and autotransfusion and
                                    blood monitoring systems.

                                    Medtronic's principal offices and
                                    corporate headquarters are located at
                                    7000 Central Avenue N.E.,
                                    Minneapolis, Minnesota 55432,
                                    telephone: (612) 574-4000. See
                                    "Information Incorporated by
                                    Reference."

BYR ACQUISITION CORP.:              BYR Acquisition Corp. ("Merger
                                    Subsidiary"), a Delaware corporation,
                                    is a corporation recently organized
                                    by Medtronic for the purpose of
                                    effecting the Merger. It has no
                                    material assets and has not engaged
                                    in any activities except in
                                    connection with the proposed Merger.

                        INSTENT SHAREHOLDERS' MEETING


TIME, DATE, AND PLACE OF MEETING:   A special meeting of shareholders of
                                    InStent will be held on June 28,
                                    1996, at 8:30 a.m., local time, at
                                    InStent's corporate headquarters,
                                    located at 6271 Bury Drive, Eden
                                    Prairie, Minnesota (the "Meeting").


PURPOSE OF THE MEETING:             The purpose of the Meeting is to
                                    consider and vote upon a proposal to
                                    approve the Agreement and Plan of
                                    Reorganization dated as of March 22,
                                    1996 (the "Merger Agreement"), among
                                    Medtronic, InStent, and Merger
                                    Subsidiary, attached hereto as
                                    Appendix A, providing for the merger
                                    (the "Merger") of Merger Subsidiary
                                    with and into InStent, as a result of
                                    which InStent will become a
                                    wholly-owned subsidiary of Medtronic.
                                    Other terms and provisions related to
                                    the Merger are set forth in the
                                    Merger Agreement, which is summarized
                                    in this Proxy Statement/Prospectus.


RECORD DATE:                        Only holders of record of InStent
                                    Common Stock at the close of business
                                    on May 24, 1996, will be entitled to
                                    notice of and to vote at the Meeting
                                    or any adjournment or adjournments
                                    thereof.



VOTE REQUIRED:                      The affirmative vote by the holders
                                    of a majority of the outstanding
                                    shares of InStent Common Stock is
                                    required to approve the Merger
                                    Agreement. As of the record date,
                                    10,043,427 shares of InStent Common
                                    Stock were outstanding and entitled
                                    to vote. Of such shares, 3,715,332
                                    shares (approximately 37% of the
                                    shares entitled to vote at the
                                    Meeting) are beneficially owned by
                                    directors and executive officers of
                                    InStent or their immediate family
                                    members. InStent's directors and
                                    executive officers have executed
                                    voting agreements under which such
                                    persons agreed to vote the shares of
                                    InStent Common Stock beneficially
                                    owned by them or their immediate
                                    family members in favor of the
                                    Merger.


                                    Approval of the Merger Agreement by
                                    Medtronic shareholders is not
                                    required under Minnesota law and,
                                    accordingly, will not be sought. See
                                    "The Merger -- Vote Required."

APPRAISAL RIGHTS:                   Under Delaware law, holders of
                                    InStent Common Stock do not have the
                                    right to dissent and receive payment
                                    in cash for their InStent shares in
                                    lieu of Medtronic Common Stock
                                    pursuant to the Merger. See "The
                                    Merger -- Rights of Dissenting
                                    InStent Shareholders." Holders of
                                    Medtronic Common Stock also do not
                                    have dissenters' rights in connection
                                    with the Merger.


                          DESCRIPTION OF THE MERGER


GENERAL: Upon consummation of the Merger, Merger Subsidiary will be merged with and into InStent and InStent will become a wholly-owned subsidiary of Medtronic. Each share of InStent Common Stock outstanding immediately prior to the Merger will be converted into 0.3833 of a share (the
                                    "Conversion Ratio") of Medtronic
                                    Common Stock.

                                    The Conversion Ratio is subject to
                                    appropriate adjustment in the event
                                    of a stock split, combination, stock
                                    dividend, or other distribution of
                                    shares of the Medtronic Common Stock
                                    prior to the Effective Time of the
                                    Merger. See "The Merger."


                                    Each share of Medtronic Common Stock
                                    received in the Merger will also
                                    represent one Preferred Stock
                                    Purchase Right under Medtronic's
                                    Shareholder Rights Plan. Such Right
                                    is not yet exercisable or separable
                                    from the share of Medtronic Common
                                    Stock to which it relates. See "The
                                    Merger -- Shareholder Rights Plan."


                                    Persons entitled to fractional shares
                                    of Medtronic Common Stock upon such
                                    conversion shall receive a cash
                                    payment in lieu thereof. See "The
                                    Merger -- Conversion of InStent
                                    Common Stock in the Merger --
                                    Fractional Shares."

EFFECTIVE TIME OF THE MERGER:       It is expected that the Merger will
                                    become effective as promptly as
                                    practicable following approval of the
                                    Merger Agreement by the requisite
                                    vote of the InStent shareholders and
                                    the satisfaction or waiver of the
                                    other conditions to the Merger. See
                                    "The Merger -- Effective Time" and
                                    "-- Conditions; Waiver."

BACKGROUND OF THE MERGER:           The terms of the Merger Agreement are
                                    the result of arm's-length
                                    negotiations between representatives
                                    of Medtronic and InStent. The
                                    following is a brief discussion of
                                    the background of these negotiations,
                                    the Merger and related transactions.

                                    On August 9, 1995, representatives of
                                    Medtronic met with senior managers of
                                    InStent to generally discuss
                                    InStent's stent products. On October
                                    24, 1995, the Chairman of the Board
                                    of InStent and the Vice Chairman of
                                    Medtronic met to discuss various
                                    matters, including the future of the
                                    stent industry in general. On
                                    November 13, 1995, representatives of
                                    Medtronic and senior managers of
                                    InStent met to discuss potential
                                    mutual benefits from a strategic
                                    alliance between InStent and
                                    Medtronic. From November 1995 through
                                    February 1996, members of Medtronic's
                                    management held various discussions
                                    and meetings with members of
                                    InStent's management to discuss the
                                    terms of a potential strategic
                                    alliance. On February 7, 1996, an
                                    initial draft of the Merger Agreement
                                    was distributed to both companies and
                                    their legal advisors. Discussions and
                                    meetings between representatives of
                                    the companies and due diligence
                                    investigation by Medtronic continued
                                    throughout February and March 1996.
                                    During March 1996, InStent engaged
                                    Dillon, Read & Co. Inc. ("Dillon
                                    Read") and Volpe, Welty & Company as
                                    financial advisors. Throughout March
                                    1996, members of the managements of
                                    InStent and Medtronic held various
                                    discussions and meetings relating to
                                    the terms of the proposed Merger, and
                                    on March 12, 1996, the Conversion
                                    Ratio of 0.3833 shares of Medtronic
                                    Common Stock for each share of
                                    InStent Common Stock was agreed upon,
                                    subject to the approval of InStent's
                                    Board of Directors. Negotiations
                                    continued through March 22, 1996. On
                                    March 22, 1996, the Board of
                                    Directors of InStent, based upon the
                                    factors described below under "--
                                    Reasons for the Merger," unanimously
                                    approved the terms of the Merger
                                    Agreement. The Merger Agreement was
                                    signed following the conclusion of
                                    the meeting of the Board of Directors
                                    of InStent. See "The Merger --
                                    InStent's Reasons for the Merger;
                                    Recommendation of the InStent Board
                                    of Directors," "-- Medtronic's
                                    Reasons for the Merger," and "--
                                    Opinions of InStent's Financial
                                    Advisors."


REASONS FOR THE MERGER:             In reaching its conclusions to
                                    approve the Merger Agreement and to
                                    recommend the approval of the Merger
                                    Agreement by the InStent
                                    shareholders, the InStent Board of
                                    Directors considered the opportunity
                                    to continue equity participation in a
                                    larger, more diversified medical
                                    device company and to receive cash
                                    dividends on their shareholdings;
                                    increasing consolidation in the
                                    medical device industry and other
                                    competitive pressures that favor
                                    larger, more diversified medical
                                    device companies; Medtronic's
                                    worldwide sales and marketing
                                    presence; the terms and conditions of
                                    the Merger Agreement; the respective
                                    fairness opinions of Dillon Read and
                                    Volpe, Welty & Company; the
                                    Conversion Ratio and historical
                                    trading prices for InStent Common
                                    Stock and Medtronic Common Stock; the
                                    likelihood of consummation of the
                                    Merger and the limited conditions to
                                    the consummation of the Merger; and
                                    the expectation that the Merger will
                                    be nontaxable to the shareholders of
                                    InStent for United States federal
                                    income tax purposes.


                                    The Board of Directors of InStent
                                    believes that the Merger offers
                                    InStent the opportunity to join a
                                    company with greater financial
                                    resources and flexibility, a more
                                    diversified product line and a
                                    well-developed domestic and
                                    international sales, marketing and
                                    distribution system, and provides
                                    competitive strength and business
                                    opportunities not otherwise available
                                    to InStent if it remained a separate
                                    company.

                                    THE BOARD OF DIRECTORS OF INSTENT HAS
                                    UNANIMOUSLY APPROVED THE MERGER, AND
                                    THE BOARD RECOMMENDS THAT THE
                                    SHAREHOLDERS OF INSTENT VOTE IN FAVOR
                                    OF THE PROPOSAL SUBMITTED FOR
                                    CONSIDERATION AT THE MEETING.

                                    See "The Merger -- InStent's Reasons
                                    for the Merger; Recommendation of the
                                    InStent Board of Directors," "--
                                    Medtronic's Reasons for the Merger,"
                                    "-- Opinions of InStent's Financial
                                    Advisors," and "-- Comparative Stock
                                    Prices and Dividends." For
                                    information on the interests of
                                    certain persons in the Merger, see
                                    "The Merger -- Conflicts of
                                    Interest."

INSTENT'S FINANCIAL ADVISORS:       Dillon Read and Volpe, Welty &
                                    Company were retained by InStent to
                                    advise it with respect to the
                                    fairness of the consideration to be
                                    received by InStent shareholders in
                                    the Merger from a financial point of
                                    view. Dillon Read and Volpe, Welty &
                                    Company have each rendered their
                                    written opinions to the effect that
                                    the consideration to be received in
                                    the Merger by InStent shareholders is
                                    fair to the InStent shareholders from
                                    a financial point of view. The full
                                    text of the opinions of Dillon Read
                                    and Volpe, Welty & Company, which
                                    contain information as to the
                                    assumptions made, matters considered
                                    and the scope and limitations on the
                                    reviews undertaken, are set forth as
                                    Appendices B and C, respectively, to
                                    this Proxy Statement/Prospectus and
                                    should be read in their entirety. See
                                    "The Merger -- Opinions of InStent's
                                    Financial Advisors."

FLUCTUATION IN MARKET PRICE:        There can be no assurance that the
                                    recent market prices of Medtronic
                                    Common Stock will be maintained until
                                    or after the consummation of the
                                    Merger. See "Comparative Stock Prices
                                    and Dividends."

                                    Under the Merger Agreement, the
                                    Conversion Ratio is fixed and will
                                    not change based upon any increase or
                                    decrease in the market price of
                                    Medtronic Common Stock at the
                                    Effective Time. Therefore, there is
                                    no minimum or maximum value to be
                                    received for each share of InStent
                                    Common Stock in the Merger. See "The
                                    Merger -- Conversion of InStent
                                    Common Stock in the Merger."

CERTAIN FEDERAL INCOME TAX          The Merger will be treated as a
CONSEQUENCES:                       tax-free reorganization within the
                                    meaning of Sections 368(a)(1)(A) and
                                    368(a)(2)(E) of the Internal Revenue
                                    Code of 1986, as amended (the
                                    "Code"). Medtronic, InStent and
                                    Merger Subsidiary will each be a
                                    "party to the reorganization" within
                                    the meaning of Section 368(b) of the
                                    Code.

                                    No gain or loss will be recognized by
                                    the shareholders of InStent upon
                                    their receipt of Medtronic Common
                                    Stock in exchange for their InStent
                                    Common Stock. An InStent shareholder
                                    receiving cash in lieu of fractional
                                    shares, however, will be required to
                                    recognize gain, if any, realized in
                                    the transaction but not in excess of
                                    the cash received by such
                                    shareholder. See "The Merger --
                                    Certain Federal Income Tax
                                    Consequences."

ACCOUNTING TREATMENT:               Medtronic intends to account for the
                                    Merger as a "pooling of interests"
                                    for accounting and financial
                                    reporting purposes under generally
                                    accepted accounting principles.

                                    Consummation of the Merger is
                                    conditioned upon Medtronic and
                                    InStent receiving letters from Price
                                    Waterhouse LLP, Medtronic's and
                                    InStent's independent accountants,
                                    confirming letters provided by Price
                                    Waterhouse LLP as of the date of the
                                    Merger Agreement stating that the
                                    Merger will qualify as a pooling of
                                    interests transaction under Opinion
                                    16 of the Accounting Principles
                                    Board. See "The Merger -- Accounting
                                    Treatment of the Merger."


TREATMENT OF STOCK OPTIONS:         Pursuant to the Merger Agreement, the
                                    outstanding options to purchase
                                    InStent Common Stock not otherwise
                                    vested will be accelerated and fully
                                    vested as a result of the Merger. All
                                    options that are not exercised and
                                    remain outstanding at the Effective
                                    Time will be assumed by Medtronic and
                                    shall thereafter be exercisable on
                                    the same terms and conditions, except
                                    for appropriate adjustments to
                                    reflect the Conversion Ratio and
                                    conversion into options to purchase
                                    Medtronic Common Stock. See "The
                                    Merger -- Treatment of Stock Options"
                                    and "-- Conflicts of Interest."



CONFLICTS OF INTEREST:              In considering the recommendation of
                                    the Board of Directors of InStent
                                    with respect to the Merger Agreement
                                    and the transactions contemplated
                                    thereby, shareholders of InStent
                                    should be aware that certain members
                                    of the management of InStent and the
                                    Board of Directors of InStent have
                                    certain interests in the Merger that
                                    are in addition to the interests of
                                    shareholders of InStent generally.
                                    These interests include, among other
                                    things, the interests of certain
                                    executives and directors of InStent
                                    in stock options that will
                                    immediately vest and become
                                    exercisable as a result of a change
                                    of control of InStent, such as the
                                    Merger, and the obligation of
                                    Medtronic to indemnify and hold
                                    harmless directors, officers,
                                    employees and agents of InStent under
                                    certain circumstances from claims,
                                    actions, suits or proceedings.
                                    Additionally, each of Kenneth Anstey,
                                    Dr. Mordechay Beyar, Dr. Rafael
                                    Beyar, Warren Bielke, Oren Globerman,
                                    Katsumi Oneda, Lewis Pell and Dr.
                                    Daniel Yachia has executed separate
                                    noncompetition agreements (the
                                    "Noncompetition Agreements") with
                                    Medtronic pursuant to which these
                                    individuals have agreed that they
                                    will not be employed by, associated
                                    with or render services to any person
                                    or entity engaged in the design,
                                    development, manufacture, marketing
                                    or sale of stents, stent graphs or
                                    any stent graph combination or stent
                                    delivery system anywhere in the
                                    world. Each Noncompetition Agreement
                                    expires five years after the
                                    Effective Time, except with respect
                                    to Dr. Yachia, whose Noncompetition
                                    Agreement expires two years after the
                                    Effective Time. The Noncompetition
                                    Agreements were executed
                                    simultaneously with the Merger
                                    Agreement and are specifically
                                    conditioned upon the effectiveness of
                                    the Merger. In addition, four members
                                    of management of InStent are parties
                                    to change in control agreements with
                                    InStent which provide certain
                                    benefits to these individuals if,
                                    during the 24-month period following
                                    a "change in control" of InStent
                                    (such as the Merger), (i) such
                                    individual's employment is terminated
                                    by InStent for any reason other than
                                    for death, "disability" or "for
                                    cause" or (ii) the individual
                                    terminates his or her employment for
                                    "good reason," as such terms are
                                    defined in the respective change in
                                    control agreements. Additionally, in
                                    anticipation of the execution of the
                                    Merger Agreement, and as an
                                    inducement to Medtronic to execute
                                    the Merger Agreement and consummate
                                    the transactions contemplated
                                    thereby, InStent, along with certain
                                    other parties, including Dr. M. Beyar
                                    and Dr. Yachia, each a director and
                                    principal shareholder of InStent,
                                    executed a Second Amendment to
                                    Assignment Agreement (the "Second
                                    Amendment"), pursuant to which the
                                    parties agreed to limit InStent's
                                    obligation to pay product royalties
                                    under a Patent Assignment Agreement
                                    to a maximum of $3 million. The
                                    parties to the Second Amendment also
                                    agreed to limit the duration of
                                    InStent's royalty payment obligations
                                    under the Patent Assignment Agreement
                                    to a maximum of six years. The Second
                                    Amendment is contingent upon the
                                    effectiveness of the Merger. The
                                    InStent Board of Directors was aware
                                    of each of these interests and
                                    considered them, among other matters,
                                    in approving the Merger Agreement.
                                    See "The Merger -- Conflicts of
                                    Interest."



REGULATORY APPROVAL:                The only federal or state regulatory
                                    approval needed to effect the Merger
                                    was the expiration of the waiting
                                    period under the Hart-Scott-Rodino
                                    Antitrust Improvements Act of 1976
                                    (the "HSR Act"), which period expired
                                    on May 2, 1996. See "The Merger --
                                    Regulatory Requirements."


   COMPARISON OF RIGHTS OF MEDTRONIC SHAREHOLDERS AND INSTENT SHAREHOLDERS

Medtronic and InStent are incorporated under the laws of the States of Minnesota and Delaware, respectively. The rights of InStent shareholders are currently governed by the Certificate of Incorporation, as amended, and Restated Bylaws of InStent. Upon consummation of the Merger, InStent Shareholders will become shareholders of Medtronic and their rights as such will be governed by the Restated Articles of Incorporation and Bylaws, as amended, of Medtronic. See "The Merger -- Comparative Rights of Medtronic Shareholders and InStent Shareholders."

             RECENT PRICES OF MEDTRONIC AND INSTENT COMMON STOCK

On March 22, 1996, the last trading day preceding public announcement of the Merger Agreement, the reported closing sale price of Medtronic Common Stock on the NYSE was $57.625 per share. On that day, the reported closing sale price of InStent Common Stock on the Nasdaq National Market was $21.875 per share. On an equivalent per share basis, the reported closing sale price of InStent Common Stock on March 22, 1996 (calculated by multiplying the closing sale price of Medtronic Common Stock by the Conversion Ratio of 0.3833) would have been $22.09. See "Comparative Stock Prices and Dividends."

                      SELECTED HISTORICAL FINANCIAL DATA


The following table sets forth selected historical financial data for Medtronic for each of the five consecutive fiscal years ended April 30, 1995 and the nine months ended January 26, 1996 and January 27, 1995, and for InStent for the period from April 17, 1991 (inception) to December 31, 1991, each of the four consecutive fiscal years ended December 31, 1995 and the three months ended March 31, 1996 and 1995. Such data should be read in conjunction with the consolidated financial statements and the unaudited condensed consolidated interim financial statements of Medtronic and InStent, all of which are incorporated by reference or included herein. Selected unaudited financial data for Medtronic for the nine months ended January 26, 1996 and January 27, 1995 and selected unaudited financial data for InStent include all adjustments (consisting only of normal recurring accruals) that each considers necessary for a fair presentation of the consolidated operating results for such interim periods. Results for the interim periods are not necessarily indicative of results for the full years. See "Information Incorporated by Reference," "Selected Financial Data of InStent" and "Index to Financial Statements."

                               MEDTRONIC, INC.
               SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED APRIL 30,

                                             1991           1992           1993           1994           1995
Net sales                                 $1,021,423     $1,176,912     $1,328,208     $1,390,922     $1,742,392
Net earnings before cumulative effect
 of accounting changes*                      133,372        161,541        211,584        232,357        294,000
Net earnings                                 133,372        161,541        197,228        232,357        294,000
Earnings per share from continuing
 operations**                                   0.56           0.68           0.89           1.01           1.28
Earnings per share**                            0.56           0.68           0.83           1.01           1.28
Total assets                               1,024,141      1,163,456      1,292,480      1,623,252      1,946,732
Long-term debt                                 7,918          8,618         10,851         20,232         14,200
Cash dividends per share**                      0.10           0.12           0.14           0.17           0.21

(wide table continued from above)


                                               NINE MONTHS ENDED
                                         JANUARY 27,       JANUARY 26,
                                             1995              1996

Net sales                                 $1,225,670        $1,573,011
Net earnings before cumulative effect
 of accounting changes*                      206,179           312,400
Net earnings                                 206,179           312,400
Earnings per share from continuing
 operations**                                   0.90              1.34
Earnings per share**                            0.90              1.34
Total assets                               1,716,916         2,230,277
Long-term debt                                18,275            15,852
Cash dividends per share**                      0.16              0.20









                                 INSTENT INC.
               SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           PERIOD FROM APRIL 17,                                               THREE MONTHS ENDED
                                            1991 (INCEPTION) TO          YEAR ENDED DECEMBER 31,                   MARCH 31,
                                               DECEMBER 31,
                                                   1991          1992        1993        1994        1995      1995          1996
Net sales                                         $   --        $    36     $   132     $   772    $ 2,403    $  422    $    1,004
Net loss before extraordinary items and
 cumulative effect of accounting changes            (448)        (1,110)     (2,174)     (2,376)    (1,741)     (423)         (936)
Net loss                                            (448)        (1,110)     (2,174)     (2,376)    (1,741)     (423)         (936)
Loss per share from continuing
 operations                                        (0.09)         (0.23)      (0.45)      (0.37)     (0.22)    (0.07)        (0.09)
Net loss per share                                 (0.09)         (0.23)      (0.45)      (0.37)     (0.22)    (0.07)        (0.09)
Total assets                                         719          1,064       3,682       1,754     44,764     2,340        43,899
Long-term debt                                        --             --          --          --         --        --            --
Cash dividends per share                              --             --          --          --         --        --            --

* In the first quarter of fiscal year 1993, Medtronic reported the cumulative effect of accounting changes related to the adoption of new accounting standards for post-retirement benefits and income taxes which, net of taxes, totaled $14,356,000. Income from litigation settlements and certain non-recurring costs are included as a component of operating income.

** In each of September 1995 and September 1994, Medtronic declared a two-for-one common stock split, paid in the form of a 100 percent stock dividend, to shareholders of record. All references in the Selected Historical Consolidated Financial Data to earnings per share and cash dividends per share have been restated to reflect these stock splits.

                          COMPARATIVE PER SHARE DATA


The following summary sets forth certain historical per share data of Medtronic and InStent and combined per share data on an unaudited pro forma basis after giving effect to the Merger on a pooling of interests basis assuming that 0.3833 of a share of Medtronic Common Stock is issued in exchange for each InStent share and option outstanding. The assumed values used to determine the 0.3833 Conversion Ratio were $23 per share of InStent Common Stock and $60 per share of Medtronic Common Stock. Such values were determined as a result of arm's-length negotiation between Medtronic and InStent management. This data should be read in conjunction with the selected historical financial data and the separate historical financial statements of Medtronic and InStent, including the notes thereto, incorporated by reference or included in this Proxy Statement/Prospectus. See "Information Incorporated by Reference" and "Index to Financial Statements." The unaudited pro forma data are provided for comparative purposes only and do not purport to be indicative of actual or future operating results or financial position that would have occurred or will occur upon consummation of the Merger. Presentation of full pro forma financial statements is not included because the impact of the Merger is not deemed to be significant and the disclosure is not deemed to be material.



                                                                                                EARNINGS (LOSS)
                                                                                       BOOK     FROM CONTINUING      CASH
                                                                                       VALUE      OPERATIONS       DIVIDENDS

MEDTRONIC HISTORICAL DATA:
 Per Medtronic share at and for the nine months ended January 26, 1996                 $7.08        $ 1.34           $0.20
 Per Medtronic share at and for the fiscal year ended April 30, 1995                    5.78          1.28            0.21
 Per Medtronic share for the fiscal year ended April 30, 1994                             *           1.01            0.17
 Per Medtronic share for the fiscal year ended April 30, 1993                             *           0.89            0.14
INSTENT HISTORICAL DATA:
 Per InStent share at and for the 3 months ended March 31, 1996                         4.29         (0.09)              0
 Per InStent share at and for the nine months ended December 31, 1995                   4.39         (0.15)              0
 Per InStent share at and for the fiscal year ended December 31, 1995                   4.39         (0.22)              0
 Per InStent share at and for the 12 months ended March 31, 1995                        0.32         (0.35)              0
 Per InStent share for the fiscal year ended December 31, 1994                            *          (0.37)              0
 Per InStent share for the 12 months ended March 31, 1994                                 *          (0.45)              0
 Per InStent share for the fiscal year ended December 31, 1993                            *          (0.45)              0
 Per InStent share for the 12 months ended March 31, 1993                                 *          (0.25)              0
MEDTRONIC AND INSTENT PRO FORMA COMBINED DATA:
 Per Medtronic share at and for the nine months ended January 26, 1996(1)               7.14          1.31            0.20
 Per InStent share equivalent(2) at and for the nine months ended January 26,
  1996(1)                                                                               2.74          0.50            0.08
 Per Medtronic share at and for the fiscal year ended April 30, 1995(3)                 5.67          1.24            0.21
 Per InStent share equivalent(2) at and for the fiscal year ended April 30,
  1995(3)                                                                               2.17          0.48            0.08
 Per Medtronic share for the fiscal year ended April 30, 1994(4)                          *           0.98            0.17
 Per InStent share equivalent(2) for the fiscal year ended April 30, 1994(4)              *           0.38            0.07
 Per Medtronic share for the fiscal year ended April 30, 1993(5)                          *           0.87            0.14
 Per InStent share equivalent(2) for the fiscal year ended April 30, 1993(5)              *           0.33            0.05



(1) The combined pro forma data combine the financial information of Medtronic at and for the nine-month period ended January 26, 1996 with the financial information of InStent at and for the nine-month period ended December 31, 1995.

(2) The equivalent pro forma combined information represents the pro forma combined net income and book value multiplied by 0.3833, which is the assumed Conversion Ratio.

(3) The combined pro forma data combine the financial information of Medtronic at and for the year ended April 30, 1995 with the financial information of InStent at and for the 12-month period ended March 31, 1995.

(4) The combined pro forma data combine the financial information of Medtronic for the year ended April 30, 1994 with the financial information of InStent for the 12-month period ended March 31, 1994.

(5) The combined pro forma data combine the financial information of Medtronic for the year ended April 30, 1993 with the financial information of InStent for the 12-month period ended March 31, 1993.

*   Disclosure is not required.

                             GENERAL INFORMATION


This Proxy Statement/Prospectus is being furnished to the shareholders of InStent in connection with the solicitation by the Board of Directors of InStent of proxies to be voted at the Meeting to be held on June 28, 1996.


At the Meeting, InStent shareholders will be asked to consider and vote upon the approval of the Agreement and Plan of Reorganization dated as of March 22, 1996 (the "Merger Agreement"), among Medtronic, InStent, and Merger Subsidiary, providing for the Merger of Merger Subsidiary, a wholly-owned subsidiary of Medtronic, with and into InStent, as a result of which InStent will become a wholly-owned subsidiary of Medtronic. A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement/Prospectus. Other terms and provisions related to the Merger are set forth in the Merger Agreement, as described herein.

The Board of Directors of InStent has unanimously approved the Merger. The Board of Directors of Medtronic has approved the Merger and the issuance of shares of Medtronic Common Stock in the Merger. See "The Merger -- Background of the Merger." Applicable Minnesota law does not require that Medtronic shareholders approve the Merger, and no such approval is being sought. Medtronic, as the sole shareholder of Merger Subsidiary, has approved the Merger.


Pursuant to the Merger Agreement, upon effectiveness of the Merger, each outstanding share of InStent Common Stock will be converted into the right to receive 0.3833 of a share of Medtronic Common Stock. See "The Merger -- General" and "The Merger -- Conversion of InStent Common Stock in the Merger."

The close of business on May 24, 1996 (the "Record Date") has been fixed as the record date for determination of the holders of InStent Common Stock who are entitled to notice of and to vote at the Meeting or at any adjournment thereof. InStent has only one class of capital stock outstanding, Common Stock, $.01 par value per share. As of the Record Date, there were 10,043,427 shares of InStent Common Stock outstanding held by approximately 100 holders of record. The holders of record on the Record Date of shares of InStent Common Stock are entitled to one vote per share at the Meeting. The presence at the Meeting in person or by proxy of the holders of a majority of the outstanding shares of InStent common stock entitled to vote shall constitute a quorum for the transaction of business. The affirmative vote of the holders of a majority of the outstanding shares of InStent Common Stock is required for approval of the Merger. The directors and executive officers of InStent have agreed to vote the InStent shares beneficially owned by them or their immediate family members in favor of the Merger. See "The Merger -- Vote Required" and " -- Voting Agreements."


Representatives of Price Waterhouse LLP, InStent's independent accountants, are expected to be present at the Meeting. Such representatives will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.


A proxy card is enclosed for use by InStent shareholders. Such shareholders are solicited on behalf of the Board of Directors of InStent to SIGN AND RETURN THE PROXY CARD IN THE ACCOMPANYING ENVELOPE. No postage is required if mailed within the United States. QUESTIONS OR REQUESTS FOR ASSISTANCE IN COMPLETING AND SUBMITTING PROXY CARDS MAY BE DIRECTED TO CHEMICAL MELLON SHAREHOLDER SERVICES AT THE ADDRESS OR TELEPHONE NUMBER LISTED ON THE COVER OF THIS PROXY STATEMENT/PROSPECTUS.

All shares of InStent Common Stock represented by properly executed proxies not revoked will be voted at the Meeting and will be voted in accordance with the instructions contained therein. Proxies containing no instructions will be voted in favor of approval of the Merger Agreement. A shareholder who has executed and returned a proxy may revoke it at any time before it is voted, but only by executing and returning a proxy bearing a later date, by giving written notice of revocation to an officer of InStent, or by attending the Meeting and voting in person. Abstentions will be treated as shares present for purposes of determining a quorum for the Meeting but will have the same effect as a vote against approval of the Merger Agreement. If a broker or other record holder or nominee indicates on a proxy that it does not have direction or authority as to certain shares to vote on the Merger Agreement, those certain shares will be considered present at the Meeting for purposes of determining a quorum but will not be considered present with respect to the vote on the Merger Agreement.


THE BOARD OF DIRECTORS OF INSTENT RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT. See "The Merger -- Conflicts of Interest" for a discussion of conflicts of interest that certain directors and members of management have in connection with the Merger.

SHAREHOLDERS SHOULD NOT SEND THEIR STOCK CERTIFICATES WITH THEIR PROXY CARDS.


In addition to the solicitation of proxies by use of mail, the directors, officers or regular employees of InStent may, but without compensation other than their regular compensation, solicit proxies personally or by telephone or fax. In addition, Chemical Mellon Shareholder Services, a firm that provides professional proxy soliciting services, has been engaged to assist in the solicitation of proxies from brokers, bank nominees, institutional holders and other InStent shareholders and to serve as information agent in connection with the Merger. Chemical Mellon Shareholder Services will receive reasonable and customary compensation for such services and reimbursement of reasonable out-of-pocket expenses. InStent intends to reimburse brokerage houses and other custodians, nominees, and fiduciaries for reasonable out-of-pocket expenses incurred in forwarding copies of solicitation material to beneficial owners of InStent Common Stock held of record by such persons. InStent and Medtronic have agreed to share equally all expenses relating to the printing and mailing of this Proxy Statement/Prospectus and the filing of it with the Commission.


All information in this Proxy Statement/Prospectus with respect to Medtronic has been furnished by Medtronic and all information with respect to InStent has been furnished by InStent.



The mailing of this Proxy Statement/Prospectus to shareholders of InStent is expected to commence on or about May 31, 1996.



                                  THE MERGER

SET FORTH BELOW IS A BRIEF DESCRIPTION OF CERTAIN TERMS OF THE MERGER AGREEMENT AND RELATED MATTERS. THIS DESCRIPTION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, WHICH IS ATTACHED HERETO AS APPENDIX A AND IS INCORPORATED HEREIN BY REFERENCE.

GENERAL

Medtronic, Merger Subsidiary, and InStent have entered into the Merger Agreement, which provides that Merger Subsidiary will be merged with and into InStent, with InStent becoming a wholly-owned subsidiary of Medtronic. In the Merger, InStent will change its name to "Medtronic InStent, Inc." Each outstanding share of InStent Common Stock will be converted at the Effective Time (as defined below) into the right to receive 0.3833 of a share of Medtronic Common Stock. See "The Merger -- Conversion of InStent Common Stock in the Merger."

EFFECTIVE TIME OF THE MERGER

As soon as practicable after the conditions to consummation of the Merger described below have been satisfied or waived, and unless the Merger Agreement has been terminated as provided below, a certificate of merger will be filed with the Secretary of State of the State of Delaware, at which time the Merger will become effective (the "Effective Time"). It is presently contemplated that the Effective Time will be as soon as practicable after approval of the Merger Agreement at the Meeting.

BACKGROUND OF THE MERGER


The terms of the Merger Agreement are the result of arm's-length negotiations between representatives of Medtronic and InStent. InStent was not evaluating any other potential business combination partners or other potential business combinations prior to or during the course of its discussions with Medtronic with respect to the terms of the Merger. The following is a brief discussion of the background of these negotiations, the Merger and related transactions.


Over the past several years, InStent has had informal discussions with various medical device companies, including Medtronic, to consider the potential opportunities for cooperation in the development, sales and marketing of InStent's products.

On August 9, 1995, James Kimmel, Director, Corporate Development of Medtronic, Hartmut Loos, Director, World Wide Coronary Stent Business of Medtronic, and Jon Tremmel, President, Interventional Vascular Business of Medtronic, met at InStent with Warren Bielke, InStent's President and Chief Executive Officer, and senior managers of InStent to generally discuss InStent's stent products.

On October 24, 1995, Lewis Pell, the Chairman of the Board of InStent, met with Glen Nelson, M.D., the Vice Chairman of Medtronic. Mr. Pell and Dr. Nelson had a wide ranging discussion concerning InStent's products and history, recent consolidation in the medical device industry and the future of the stent industry in general.

On November 13, 1995, Mr. Bielke, Dr. Mordechay Beyar, Director of New Product Development and a director of InStent, Dr. Raphael Beyar, a director of and medical consultant to InStent, and Oren Globerman, Vice President and General Manager of InStent (Israel) Ltd., met with Dr. Nelson and Messrs. Kimmel and Loos at the American Heart Association meeting in Anaheim,

California, to discuss InStent's product development and the potential mutual benefits from a strategic alliance between InStent and Medtronic. Various alternatives, including distribution agreements, joint development agreements or a potential business combination of InStent and Medtronic, were discussed.

On various dates in November and December 1995, Mr. Pell and Dr. Nelson discussed by telephone various matters, including, without limitation, InStent's product lines, research and development projects and potential synergies from a strategic alliance between InStent and Medtronic. In addition, beginning in the summer of 1995, the parties periodically met and consulted with Dr. Shlomo A. Ben-Haim, a world renowned expert in the field of cardiopulmonary interactions and cardiac arrhythmia, whom the parties came to regard as a mutual technical advisor, serving to corroborate InStent's technology and assisting in the parties' evaluation of potential realizable synergies between Medtronic and InStent. See "The Merger -- Expenses and Fees."

On November 14, 1995, the Board of Directors of InStent held a regular meeting at which, among other matters, Mr. Bielke advised the Board concerning the history of discussions with Medtronic.

On January 4, 1996, Dr. Nelson, Mr. Tremmel and other members of Medtronic's management met with Messrs. Bielke, Globerman and Pell, and Dr. M. Beyar, and other members of InStent's management, to discuss InStent's products, markets, research and development projects and business strategy, and to conduct due diligence.

On January 19, 1996, InStent and Medtronic executed a confidentiality agreement covering information exchanges.

A series of telephone conversations between Mr. Pell and Dr. Nelson occurred on various dates between January 4 and February 7, 1996 to discuss the terms of a potential merger. As a result of these telephone conversations, on February 7, 1996, an initial draft of the Merger Agreement was distributed to both companies and their legal advisors.

On February 14, 1996, Dr. Nelson, Michael Ellwein, Vice President, Corporate Development and Associate General Counsel of Medtronic, and Robert Griffin, President, Pacing Business for Medtronic, met with Messrs. Pell, Bielke, and Globerman and Drs. M. Beyar and R. Beyar at InStent (Israel) Ltd. to discuss the research and development projects at InStent (Israel) Ltd. and to conduct due diligence.

On February 15, 1996, William George, President and Chief Executive Officer of Medtronic, visited InStent (Israel) Ltd. to examine the research and development facilities and to meet with Messrs. Pell, Bielke, and Globerman and Drs. M. Beyar and R. Beyar. Also on February 15, 1996, members of Medtronic's management met with members of InStent's management at InStent corporate headquarters to conduct due diligence.

On February 28, 1996, Mr. Bielke and other members of InStent's management met with Mr. Loos, Robert Paulson, Director, Corporate Development for Medtronic, and other members of Medtronic's management to discuss product strategies and organizational issues relating to InStent and the proposed merger. Patent counsel for Medtronic also conducted due diligence at InStent.

On February 29, 1996, Mr. Pell and Mr. Bielke met with representatives of Dillon Read and Volpe, Welty & Company to advise them of InStent's discussions with Medtronic and to discuss the potential retention of such firms as financial advisors to InStent.

On March 1, 1996, Messrs. Pell and Bielke and Dr. M. Beyar met with Mr. Tremmel in Washington, D.C. to discuss a potential distribution arrangement pursuant to which Medtronic would distribute InStent's cardiovascular stent products.

In early March 1996, Mr. Pell and Dr. Nelson met in Minneapolis, Minnesota, to discuss various terms of the proposed Merger Agreement, including the Conversion Ratio.

On March 9, 1996, the Board of Directors of Medtronic approved the acquisition of InStent, subject to final negotiations by senior management, and authorized Medtronic's officers to undertake all acts necessary or desirable to effect the Merger.

On March 12, 1996, at a meeting of Mr. Pell and Dr. Nelson held in New York City, a Conversion Ratio of 0.3833 shares of Medtronic Common Stock for each share of InStent Common Stock was agreed upon, subject to the approval of InStent's Board of Directors.

On March 18, 1996, management and counsel for both companies met in Minneapolis, Minnesota, to review the initial draft of the Merger Agreement.


On March 18, 1996, Mr. Bielke had telephone conversations with representatives of each of Dillon Read and Volpe, Welty & Company to advise them of the proposed terms of the Merger Agreement and to engage Dillon Read and Volpe, Welty & Company as financial advisors to InStent. Although InStent had previously advised representatives of Dillon Read and Volpe, Welty & Company of the existence of its discussions with Medtronic, no representative from either organization participated in any of the meetings with Medtronic prior to this date. Both Dillon Read and Volpe, Welty & Company are nationally recognized investment banking firms that were familiar with InStent, each having acted as a co-managing underwriter of InStent's initial public offering of shares in July 1995.


A revised draft of the Merger Agreement was distributed on March 19, 1996, based upon terms negotiated at the March 18 meeting. Telephone conversations among the parties and their advisors continued regularly until a final draft of the Merger Agreement was prepared for execution.


The Board of Directors of InStent met by telephone on March 22, 1996. Representatives of Dillon Read and Volpe, Welty & Company, following a review of their analyses, delivered the fairness opinions of their respective firms. See "The Merger -- Opinions of InStent's Financial Advisors." InStent's legal counsel reviewed with the InStent directors the final draft of the Merger Agreement, the affiliate's letter, voting agreement, and noncompetition agreement and certain related matters, and discussed the resolution of previously outstanding issues relating thereto. After considering the presentations of its financial and legal advisors, the Board of Directors of InStent unanimously (i) determined that the terms of the Merger were fair to, and in the best interest of, the holders of InStent Common Stock, from a financial point of view; (ii) approved the terms of the Merger Agreement;
(iii) authorized InStent's officers to undertake all acts necessary or desirable to effectuate the Merger; (iv) ratified and approved all acts or actions taken previously by any officer or director of InStent in connection with the Merger; and (v) recommended approval of the Merger Agreement by the holders of InStent Common Stock. The Merger Agreement was signed following the conclusion of the meeting of the Board of Directors of InStent.


INSTENT'S REASONS FOR THE MERGER; RECOMMENDATION OF THE INSTENT BOARD OF
DIRECTORS

The Board of Directors of InStent has determined that the Merger is fair to, and in the best interests of, InStent and its shareholders. Accordingly, the Board of Directors of InStent has approved the Merger Agreement and recommends that the shareholders of InStent vote FOR approval and adoption of the Merger Agreement. In reaching its determination, the Board of Directors of InStent consulted with InStent's management, as well as its legal counsel and its financial advisors, and considered a number of factors, including, without limitation, the following:

       (1) The Merger affords InStent shareholders the opportunity to continue equity participation in a larger, more diversified medical device company, and to receive cash dividends on their shareholdings while reducing their exposure to the risks inherent in InStent's dependence upon the market for stent products, and the difficulties of competing against larger companies with more diversified product lines and greater financial resources.

       (2) The Board of Directors of InStent believes that the health care environment is changing in response to the increasing emphasis on cost containment, the emergence of large managed-care buying groups, hospital consolidations, the desire of hospitals and other purchasers of medical devices to do business with a few vendors that can deliver a high volume of broad-based technologies, and the impact of federal regulations on reimbursement policies and the approval of new medical devices. The Board of Directors of InStent believes that medical device markets including the stent market are experiencing increased consolidation and becoming increasingly competitive. The Board of Directors of InStent believes that a strategic alliance with a larger, more diversified medical device company will allow InStent's products to be more effectively developed and marketed.


       (3) The Board of Directors of InStent believes that Medtronic's worldwide sales and marketing presence in the cardiovascular and other medical device markets will increase revenues from InStent's self-expandable and balloon expandable stents.

In the course of its deliberations, the Board of Directors of InStent reviewed and considered the following additional factors, each of which it determined were favorable to the Merger: (i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration, in that the consideration to be received by InStent shareholders afforded them a tax deferred opportunity to gain equity participation in a more diversified medical device company, with the additional opportunity to receive cash dividends on their share holdings; (ii) the respective fairness opinions of Dillon Read and Volpe, Welty & Company; (iii) the Conversion Ratio, which presented InStent shareholders with the possibility of obtaining a premium for their shares of InStent Common Stock relative to the historical trading values of such Common Stock; (iv) the likelihood of consummation of the Merger, including the terms and conditions of the Merger Agreement and the limited conditions to the consummation of the Merger; and (v) the expectation that the Merger will be nontaxable to the shareholders of InStent for United States federal income tax purposes.


The Board of Directors of InStent believes that the Merger offers InStent the opportunity to join a company with greater financial resources and flexibility, a more diversified product line and a well-developed domestic and international sales, marketing and distribution system, and provides competitive strength and business opportunities not otherwise available to InStent if it remained a separate company.

In view of the wide variety of factors considered in connection with its evaluation of the proposed Merger, the Board of Directors of InStent did not quantify or otherwise attempt to prioritize the specific factors considered in reaching its decision. See "The Merger -- Opinions of InStent's Financial Advisor" and "Comparative Stock Prices and Dividends."

MEDTRONIC'S REASONS FOR THE MERGER

Medtronic believes that the acquisition of InStent will enhance Medtronic's product offerings and that InStent's broad line of self-expanding stents, when combined with Medtronic's balloon expandable coronary stent, will give Medtronic the broadest line of stents in the industry. Medtronic believes that the Merger will position Medtronic to be a technology and market leader in the stent therapy field, and will significantly strengthen its vascular business.

OPINIONS OF INSTENT'S FINANCIAL ADVISORS

DILLON, READ & CO. INC.

On March 22, 1996, the InStent Board of Directors received Dillon Read's opinion dated March 22, 1996 that, as of such date, the consideration to be received by InStent shareholders pursuant to the Merger Agreement was fair to such shareholders from a financial point of view. A COPY OF DILLON READ'S WRITTEN OPINION IS ATTACHED AS APPENDIX B HERETO AND SHOULD BE READ IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, MATTERS CONSIDERED, ASSUMPTIONS MADE AND METHODS EMPLOYED BY DILLON READ IN ARRIVING AT ITS OPINION.


In arriving at its opinion Dillon Read (i) reviewed certain publicly available information, including equity research analyst reports, relating to the business, financial condition and operations of InStent and Medtronic;
(ii) reviewed certain financial and other information furnished to Dillon Read by InStent and Medtronic that is not publicly available, including financial forecasts prepared by the management of InStent; (iii) conducted discussions with certain senior officers of InStent and Medtronic with respect to the operations, financial condition, history and prospects of each company; (iv) reviewed historical common stock price and trading volume data of InStent Common Stock and Medtronic Common Stock; (v) compared the proposed financial terms of the Merger with the financial terms of certain recent mergers and acquisition transactions; (vi) reviewed publicly available financial information relating to public companies whose operations are generally comparable to those of InStent and Medtronic; (vii) conducted such other financial studies, analyses and investigations and considered such other information as Dillon Read deemed necessary in arriving at its opinion, but none of which, either individually or in the aggregate, were determined by Dillon Read to be material.


In connection with its review, at InStent's direction, Dillon Read did not assume responsibility for independent verification of any of the publicly available information or nonpublic financial or other information furnished by InStent or Medtronic and, with InStent's consent, relied on its being complete and accurate in all material respects. In addition, at InStent's direction, Dillon Read did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of InStent or any of its subsidiaries, nor was Dillon Read furnished with any such evaluation or appraisal. With respect to the financial forecasts, at InStent's direction, Dillon Read assumed that they had been reasonably prepared on a basis reflecting the best available estimates at the time and judgments of InStent's management as to the future financial performance of InStent. Dillon Read was not authorized to and did not solicit indications of interest in a business combination with InStent from any party, and InStent advised Dillon Read that it had not held discussions with any party other than Medtronic or conducted an "auction process." For purposes of its opinion, Dillon Read did not consider the impact any future acquisitions by Medtronic may have on the fairness, from a financial point of view, of the consideration to be received by the shareholders of InStent in the Merger. Dillon Read's opinion was based upon market, economic and other circumstances existing and disclosed to them as of the date of the opinion.

The amount of consideration to be received by the shareholders of InStent pursuant to the Merger Agreement was determined through negotiations between InStent and Medtronic.

In connection with rendering its opinion, Dillon Read considered a variety of valuation methods. The material valuation methods used are summarized below. These analyses taken together support Dillon Read's opinion.

COMPARABLE COMPANY ANALYSIS. Using publicly available information, Dillon Read analyzed, based upon market trading values, multiples of certain financial criteria (such as latest 12 months revenues, projected revenues and book value) used to value certain other companies, which, in Dillon Read's judgment, were generally comparable to InStent for the purpose of this analysis. The primary comparable company analysis was comprised of eight public medical device businesses. These businesses included: Arrow International, Inc., Cardiometrics, Inc., Corvita Corporation, EndoVascular Technologies, Inc., InControl, Inc., Perclose, Inc., Possis Medical, Inc., and Target Therapeutics, Inc.

The range and median for market capitalization as a multiple of book value for the primary comparable companies were as follows: 4.7x to 12.9x with a median of 6.4x. The adjusted market capitalization (defined as market capitalization plus the book value of debt less cash and cash equivalents) as a multiple of each of the indicated statistics for the primary comparable companies were as follows: (a) latest 12 months revenues -- 4.6x to 13.7x with a median of 4.7x; (b) estimated calendar 1996 revenues based upon estimates from industry sources -- 3.2x to 32.8x with a median of 11.0x; (c) estimated calendar 1997 revenues based upon estimates from industry sources
- -- 1.9x to 28.2x with a median of 7.7x; and (d) estimated calendar 1998 revenues -- 1.4x to 13.2x with a median of 4.1x.

A secondary group of companies, Arterial Vascular Engineering, Inc., CardioThoracic Systems, Inc. and Heartport, Inc., were also reviewed for indicative purposes only. Each of these companies was in registration at the time of Dillon Read's opinion and thus the multiples were not directly comparable to the primary comparable company group or to InStent.

InStent's multiples based upon the consideration to be received by InStent shareholders in connection with the Merger, which at the time of Dillon Read's rendering of its opinion had a value of $22.38 per share, were as follows: (a) book value -- 5.4x; (b) latest 12 months revenues -- 80.8x; (c) estimated calendar year 1996 revenues -- 14.9x; (d) estimated calendar year 1997 revenues -- 5.2x; and (e) estimated calendar year 1998 revenues -- 2.6x. Dillon Read believes that these multiples supported Dillon Read's view that the consideration to be received by InStent shareholders is fair, from a financial point of view, to such shareholders because, taken as a whole, the ratios described above were within the range of, or exceeded, selected public comparable multiples.

COMPARABLE MERGERS AND ACQUISITIONS. Using publicly available information, Dillon Read analyzed, based upon the purchase price of the equity of the acquired companies and total transaction values, multiples of certain financial criteria (such as net income, projected net income for two years, book value and revenues) used to value certain mergers and acquisitions of acquired companies.

The merger and acquisition transactions that were analyzed included 12 transactions completed or pending in the medical device and supplies industry which, in Dillon Read's judgment, were generally comparable to the Merger for purposes of this analysis. The acquisitions reviewed by Dillon Read, in reverse chronological order of announcement date, included: (a) the pending acquisition of DAIG Corporation by St. Jude Medical, Inc., (b) the acquisition of Cordis Corporation by Johnson & Johnson, (c) the acquisition of EP Technologies, Inc. by Boston Scientific Corporation, (d) the acquisition of Meadox Medicals, Inc. by Boston Scientific Corporation, (e) the acquisition of Heart Technology, Inc. by Boston Scientific Corporation,
(f) the acquisition of Medrad, Inc. by Schering A.G., (g) the acquisition of MedChem Products, Inc. by C.R. Bard, Inc., (h) the acquisition of Mitek Surgical Products, Inc. by Johnson & Johnson, (i) the acquisition of SCIMED Life Systems, Inc. by Boston Scientific Corporation, (j) the acquisition of NAMIC USA Corporation by Pfizer Inc., (k) the acquisition of Cardiovascular Imaging Systems, Inc. by Boston Scientific Corporation, and (l) the acquisition of Webster Laboratories, Inc. by Cordis Corporation.

The range and median for the purchase price of equity as a multiple of each of the indicated statistics for the above transactions were as follows: (a) latest 12 months net income -- 20.4x to 48.3x with a median of 32.9x; (b) estimated next fiscal year earnings (based upon estimates from industry sources) -- 16.8x to 49.1x with a median of 25.9x; (c) estimated fiscal year earnings two years following (based upon estimates from industry sources) -- 13.2x to 32.9x with a median of 19.4x; and (d) book value -- 1.8x to 14.1x with a median of 4.8x. The range and median for the transaction value (defined as purchase price of equity plus the book value of debt less cash and cash equivalents) as a multiple of latest 12 months revenues for the group of comparable acquisitions were as follows: 2.1x to 11.1x with a median of 4.7x.

InStent's multiples based upon the consideration to be received by InStent shareholders in connection with the Merger, which at the time of Dillon Read's rendering of its opinion had a value of $22.38 per share, were as follows: (a) net income for fiscal year ending December 31, 1997 -- 21.3x;
(b) book value -- 5.4x; and (c) latest 12 months net revenues -- 80.8x. Dillon Read believes that these multiples supported Dillon Read's view that the consideration to be received by InStent shareholders is fair, from a financial point of view, to such shareholders because, taken as a whole, the ratios described above were within the range of, or exceeded, selected comparable acquisition multiples. The following multiples were deemed not to be meaningful due to a lack of significant historical and projected earnings: net income for latest 12 months and net income for fiscal year ending December 31, 1996.

DISCOUNTED CASH FLOW ANALYSIS. Dillon Read calculated the present value of the future streams of after-tax cash flows that InStent could be expected to produce in the future. The analysis utilized financial and operating information relating to the business, operations and prospects of InStent provided by InStent management and relied on certain assumptions with respect to InStent's future business and operations. With respect to InStent management's financial forecasts, Dillon Read noted variances between InStent's financial forecasts and industry analyst estimates. Therefore, Dillon Read deemed it appropriate to perform a discounted cash flow analysis that examined a range of sensitivities where operating results were assumed to be 70%, 80%, and 90% of InStent's financial projections. After-tax cash flows were calculated as the after-tax operating earnings plus depreciation and amortization less capital expenditures and net changes in working capital. Dillon Read calculated terminal values for InStent by applying to projected earnings before depreciation, amortization, interest and taxes, a range of multiples based on the analysis of the trading multiples of Medtronic comparable companies, because it provided market multiples of operating results for a group of established medical device companies. The cash flow streams and terminal values were then discounted to present values using a range of discount rates from 25% to 35%, which were chosen based on several assumptions regarding factors such as inflation rates, interest rates, the inherent risk in InStent's business, products and technology as well as the medical technology industry as a whole, and the cost of capital of InStent. The analysis yielded a range of values for InStent's Common Stock of $15.75 to $32.99 per share. Dillon Read believes that the discounted cash flow analysis supported Dillon Read's opinion that the consideration to be received by InStent shareholders is fair, from a financial point of view, because the consideration valued at the time of Dillon Read's opinion was within the range of present values of InStent's future cash flows.


TRADING HISTORY OF THE COMMON STOCK. Dillon Read analyzed (i) the price and trading volume history of InStent and Medtronic and (ii) the distribution of volume at various prices of InStent Common Stock and Medtronic Common Stock during 1995 and the first calendar quarter of 1996. See "Comparative Stock Prices and Dividends" for information concerning the price history of the InStent Common Stock and the Medtronic Common Stock. The trading history of Medtronic Common Stock was examined to evaluate the relative reasonableness of the market price of Medtronic Common Stock in light of historical trading levels and volumes. The data underlying Dillon Read's review of the trading history of the respective Common Stock of InStent and Medtronic consisted solely of the historic price and volume trading statistics of the respective companies with a view toward confirming that the Conversion Ratio was calculated within the range of such historical trading values. Dillon Read believes that Medtronic's trading history supported Dillon Read's view that the consideration to be received by InStent shareholders is fair, from a financial point of view, pursuant to the calculation of the Conversion Ratio as described herein.


FINANCIAL ANALYSIS OF MEDTRONIC. The public market valuation of the Medtronic Common Stock was also examined to study the reasonableness of the market price of the Medtronic Common Stock in light of certain financial criteria of Medtronic and certain comparable companies. Using publicly available information, Dillon Read analyzed, based upon market trading values, dividend yields and multiples of certain financial criteria (such as latest 12 months net income; projected net income for two years; latest 12 months earnings before interest, taxes, depreciation and amortization and book value) used to value certain other companies which, in Dillon Read's judgment, were generally comparable to Medtronic for the purposes of this analysis. Dillon Read compared Medtronic to five medical device companies: Boston Scientific Corporation, C.R. Bard, Inc., Guidant Corporation, Johnson & Johnson and St. Jude Medical, Inc.

The range and median for market capitalization as a multiple of each of the indicated statistics for the Medtronic comparable companies were as follows: (a) latest 12 months net income -- 15.3x to 38.2x with a median of 25.6x; (b) estimated calendar 1996 earnings (based upon estimates from industry sources) -- 16.6.x to 29.7x with a median of 22.3x; (c) estimated calendar 1997 earnings (based upon estimates from industry sources) -- 15.0x to 24.0x with a median of 19.4x; and (d) book value -- 3.6x to 14.1x with a median of 6.8x. The adjusted market capitalization (defined as market capitalization plus the book value of debt less cash and cash equivalents) as a multiple of each of the indicated statistics was as follows: (a) latest 12 months earnings before depreciation, amortization, interest and taxes -- 11.2x to 14.6x with a median of 12.8x; and
(b) latest 12 months revenues -- 2.1x to 8.1x with a median of 3.9x. The range and median for dividend yields for the Medtronic comparable companies were as follows: 0.0% to 1.9% with a median of 0.2%.

Medtronic's multiples, based upon the market trading activity at the time of the rendering of Dillon Read's opinion, were as follows: (a) latest 12 months net income -- 33.7x; (b) net income for calendar year 1996 (based on industry estimates) -- 27.0x; (c) net income for calendar year 1997 (based on industry estimates) -- 22.5x; (d) book value -- 8.3x; (e) latest 12 months earnings before depreciation, amortization, interest and taxes -- 18.7x; and (f) latest 12 months revenues -- 6.4x. Medtronic's dividend yield based upon the market trading activity at the time of the rendering of Dillon Read's opinion was 0.4%. Dillon Read believes that Medtronic's trading multiples and dividend yield supported Dillon Read's view that the consideration to be received by InStent shareholders is fair, from a financial point of view, pursuant to the calculation of the Conversion Ratio as described herein.

Dillon Read believes that its analyses must be considered as a whole and that selecting portions of its analyses and other factors considered by it, without considering all factors and analyses, could create a misleading view of the processes underlying its opinion. Dillon Read did not quantify the effect of each factor upon its opinion. Dillon Read made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond InStent's and Dillon Read's control. Any estimates contained in Dillon Read's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold. Because such estimates inherently are subject to uncertainty, none of InStent, Medtronic, Dillon Read or any other person assumes responsibility for their accuracy. In rendering its opinion, Dillon Read expressed no view as to the range of values at which the Medtronic Common Stock may trade following consummation of the Merger, nor did Dillon Read make any recommendations to the InStent shareholders with respect to how such shareholders should vote on the Merger, or to the advisability of disposing of or retaining such Medtronic Common Stock following the Merger.

The InStent Board of Directors selected Dillon Read as its financial advisor because Dillon Read is a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger. As a part of its investment banking business, Dillon Read is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. Dillon Read participated in the initial public offering of InStent Common Stock as a managing underwriter and continues to make a market in InStent Common Stock. In the ordinary course of its business, Dillon Read trades InStent Common Stock for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in InStent Common Stock.

Pursuant to the engagement letter between InStent and Dillon Read, InStent has paid to Dillon Read for its services a fee of $100,000 and has agreed to pay Dillon Read for its services an additional $525,000 upon consummation of the Merger. InStent has also agreed to reimburse Dillon Read for its reasonable expenses, including attorneys' fees, and to indemnify Dillon Read against certain liabilities in connection with its engagement.

VOLPE, WELTY & COMPANY


On March 22, 1996, Volpe, Welty & Company delivered their written opinion to the Board of Directors of InStent that, as of the date of such opinion and based on the matters described therein, the consideration to be received by the shareholders of InStent in the Merger was fair, from a financial point of view, to the holders of shares of InStent Common Stock. Volpe, Welty & Company's opinion is directed only to the financial terms of the Merger Agreement and does not constitute a recommendation to any shareholder of InStent as to how such shareholder should vote at the Meeting. The full text of the written opinion of Volpe, Welty & Company, dated March 22, 1996, which sets forth the assumptions made and matters considered in, and the limitations on, the review undertaken in connection with such opinion, is attached as Appendix C to this Proxy Statement/Prospectus and is incorporated herein by reference. HOLDERS OF SHARES OF INSTENT COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.


In arriving at its opinion, dated March 22, 1996, Volpe, Welty & Company reviewed a draft of the Merger Agreement dated March 19, 1996 and certain business and financial information relating to InStent and its subsidiaries, including certain financial projections, estimates and analyses provided to Volpe, Welty & Company by InStent, and reviewed and discussed the businesses and prospects of InStent and its subsidiaries with representatives of InStent's management. Volpe, Welty & Company considered certain financial and stock market data of InStent and compared that information to similar data for certain other publicly-held companies in businesses similar to that of InStent. Volpe, Welty & Company also reviewed certain business and financial information relating to Medtronic, including certain financial projections, estimates and analyses provided to Volpe, Welty & Company by Medtronic, and had discussions with certain representatives of management of Medtronic. Volpe, Welty & Company considered certain financial and stock market data of Medtronic and compared that information to similar data for certain other publicly-held companies in businesses similar to that of Medtronic. In arriving at its opinion, Volpe, Welty & Company also considered the financial terms of certain other mergers and acquisitions that Volpe, Welty & Company believes to be generally comparable to the Merger and considered such other information, financial studies and analyses, and financial, economic and market criteria, as Volpe, Welty & Company deemed relevant.

Volpe, Welty & Company relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by them for purposes of their opinion. In addition, Volpe, Welty & Company has not made an independent evaluation or appraisal of the assets and liabilities of InStent or Medtronic or any of their respective subsidiaries, and Volpe, Welty & Company has not been furnished with any such evaluation or appraisal. Volpe, Welty & Company assumed, with InStent's consent, that (i) the Merger will be accounted for under the pooling-of-interests method of accounting, (ii) the Merger will be a tax-free reorganization, and (iii) any material liabilities (contingent or otherwise, known or unknown) of InStent and Medtronic are as set forth in the consolidated financial statements of InStent and Medtronic, respectively. With respect to the financial projections, estimates and analyses provided to Volpe, Welty & Company by InStent and Medtronic, Volpe, Welty & Company assumed that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of management of InStent and Medtronic, respectively, as to future financial performance. For purposes of its opinion, Volpe, Welty & Company did not consider the impact any future acquisitions by Medtronic may have on the fairness, from a financial point of view, of the consideration to be received by the shareholders of InStent in the Merger. Volpe, Welty & Company's opinion states that it is necessarily based on economic, monetary, market and other conditions existing on, and on the information made available to Volpe, Welty & Company as of, the date of such opinion.

The following is a summary of certain of the financial analyses used by Volpe, Welty & Company in connection with the meeting of the InStent Board on March 22, 1996. The working assumptions utilized by Volpe, Welty & Company in conducting their analyses assumed the Conversion Ratio of 0.3833 shares of Medtronic Common Stock per share of InStent Common Stock and a value of $21.625 per share of InStent Common Stock and a value of $58.375 per share of Medtronic Common Stock, based on their respective closing prices on March 21, 1996.

PRO FORMA COMBINED FINANCIAL ANALYSIS. Volpe, Welty & Company reviewed certain financial information for InStent, Medtronic and the pro forma combined entity resulting from the Merger based on the earnings estimates of the management of InStent and Volpe, Welty & Company for InStent and of a composite of publicly available financial projections developed by equity research analysts at various investment banking firms for Medtronic. Such analysis indicated that, assuming a Conversion Ratio of 0.3833 shares of Medtronic Common Stock per share of InStent Common Stock in the Merger, holders of shares of Medtronic Common Stock would experience dilution in earnings per share in calendar years 1996 and 1997 of 1.72% and 0.04%, respectively, based on InStent management estimates for InStent and dilution in earnings per share in calendar years 1996 and 1997 of 1.50% and 0.63%, respectively, based on Volpe, Welty & Company estimates for InStent. Such analysis assumed that no synergies would be achieved by the combined company.

STOCK TRADING AND STOCK PRICE PREMIUM ANALYSIS. Volpe, Welty & Company reviewed the historical trading prices for shares of InStent Common Stock and shares of Medtronic Common Stock, separately, and in comparison to each other. Volpe, Welty & Company also reviewed the premiums (and discounts) paid in nine transactions in the medical device industry from January 1, 1994 through March 21, 1996. Such analysis indicated that in such transactions, the per share value of the consideration paid represented (i) a premium (discount) ranging from (18.8%) to 52.7% to the market price of the acquired company's common stock one day prior to the first day it was publicly disclosed that the acquired company was an acquisition candidate; (ii) a premium (discount) ranging from (9.6%) to 61.5% to the market price of the acquired company's common stock one week prior to the first day it was publicly disclosed that the acquired company was an acquisition candidate; and (iii) a premium ranging from 6.1% to 71.9% to the market price of the acquired company's common stock four weeks prior to the first day it was publicly disclosed that the acquired company was an acquisition candidate. Volpe, Welty & Company's analysis also indicated that, based on the average premium of 25.5% and the median premium of 26.7% for the nine transactions one day prior to the first day they were publicly disclosed; the average premium of 28.8% and the median premium of 26.8% for the nine transactions one week prior to the first day they were publicly disclosed; and the average premium of 42.2% and the median premium of 34.4% for the nine transactions four weeks prior to the first day they were publicly disclosed, the per share value for InStent Common Stock would range between $25.99 and $28.80.

CONTRIBUTION ANALYSIS. Volpe, Welty & Company reviewed certain financial information (including sales, gross profit, EBIT and net income) for InStent, Medtronic and the pro forma combined entity resulting from the Merger based on historical results, estimated future results of InStent forecasted by InStent management and by Volpe, Welty & Company and Medtronic forecasted by analysts. Based on such review, Volpe, Welty & Company analyzed the contribution of each of InStent and Medtronic to the pro forma combined entity resulting from the Merger and compared the results of such analysis to the implied percentage ownership interest of holders of shares of InStent Common Stock, weighted to match InStent's contribution to the pro forma combined entity, based on the financial information. Such analysis indicated that InStent would contribute to the pro forma combined entity resulting from the Merger (i) based on actual results for the 12 months ended December 31, 1995 for InStent and January 26, 1996 for Medtronic, 0.1% of sales, 0.1% of gross profit, (0.5%) of EBIT and (0.4%) of net income, (ii) based on estimated results for the 12 months ending December 31, 1996 for InStent (InStent management estimates) and for Medtronic (analyst estimates), 0.5% of sales, 0.5% of gross profit, (0.3%) of EBIT and 0.0% of net income, and (iii) based on estimated results for the 12 months ending December 31, 1996 for InStent (Volpe, Welty & Company estimates) and for Medtronic (analyst estimates), 0.6% of sales, 0.5% of gross profit, 0.0% of EBIT and 0.3% of net income. Such analysis, which correlated percentage contribution to equity valuation, indicated a range of $0.05 to $7.04 per share of InStent Common Stock for InStent's contribution to the combined company.

DISCOUNTED CASH FLOW ANALYSIS. Based on InStent's projected loss in the fiscal year ending December 31, 1996 and earnings in the fiscal years ending December 31, 1997 and 1998 projected by InStent's management, estimates for earnings in the fiscal years ending December 31, 1999 and 2000 projected by Volpe, Welty & Company and assuming certain working capital requirements, capital expenditures, and depreciation and amortization, Volpe, Welty & Company estimated the net present value of InStent's future cash flows. In conducting their analysis, Volpe, Welty & Company assumed terminal value multiples of year 2000 EBIT ranging from 8.0x to 12.0x and discount rates ranging from 30.0% to 40.0%. Such analysis, which included the value of cash and cash equivalents as of December 31, 1995, indicated a range of $139.7 million to $245.5 million (or a range of $12.88 to $22.63 per share of InStent Common Stock) for the net present value of InStent's future cash flows.


SELECTED COMPARABLE PUBLIC COMPANIES ANALYSIS. Volpe, Welty & Company reviewed and compared certain actual and estimated financial, operating and stock market information of InStent and selected comparable companies in the medical device industry, including Arrow International, Inc., Cardiometrics, Inc., Corvita Corporation, Endosonics Corporation, EndoVascular Technologies, Inc., InControl, Inc., Perclose, Inc., Possis Medical Inc., Sofamor Danek, Spine-Tech, Inc., Target Therapeutics, Inc., Ventritex, Inc., Arterial Vascular Engineering, Inc. (in registration), Heartport, Inc. (in registration), and CardioThoracic Systems, Inc. (in registration) (collectively, the "Selected Companies"). For the Selected Companies, such analysis indicated (i) average and median values of market capitalization as a multiple of latest 12 months ("LTM") sales (33.9x and 15.1x, respectively), gross profit (29.3x and 14.0x, respectively), EBIT (37.5x and 19.7x, respectively) and net income (47.3x and 28.3x, respectively), and (ii) based on consensus analysts' estimates, average and median calendarized 1996 price/earnings multiples of 37.6x and 23.5x and 1997 price/earnings multiples of 33.9x and 27.5x, respectively. Such analysis, which applied the relevant comparable public company multiples to InStent financial information for the LTM ended December 31, 1995 and InStent projections by InStent management and Volpe, Welty & Company for the years ending December 31, 1996 and 1997, indicated a range of $0.04 to $34.66 per share of InStent Common Stock.


SELECTED COMPARABLE MERGER AND ACQUISITION TRANSACTIONS ANALYSIS. Volpe, Welty & Company analyzed certain information relating to selected transactions (the "Selected Transactions") in the medical device industry from January 1, 1994 through March 21, 1996. Such analysis indicated (i) for eight of the Selected Transactions, average and median values of aggregate consideration as a multiple of LTM sales of 5.4x and 4.5x, (ii) for seven of the Selected Transactions, average and median values of aggregate consideration as a multiple of LTM EBITDA of 23.7x and 21.6x, (iii) for six of the Selected Transactions, average and median values of aggregate consideration as a multiple of LTM EBIT of 26.4x and 25.4x, and (iv) for eight of the Selected Transactions, average and median values of aggregate consideration as a multiple of LTM net income of 37.9x and 33.7x. Such analysis, which applied the relevant comparable merger and acquisition transactions multiples to InStent financial information for the LTM ended December 31, 1995, indicated a range of $1.00 to $1.19 per share of InStent Common Stock.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Volpe, Welty & Company's opinion. In arriving at their fairness determination, Volpe, Welty & Company considered the results of all such analyses. No company or transaction used in the above analysis as a comparison is identical to InStent or Medtronic or the contemplated transaction. The analyses were prepared solely for purposes of Volpe, Welty & Company providing their opinion to the InStent Board as to the fairness of the Conversion Ratio to the holders of shares of InStent Common Stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of InStent, Medtronic, Volpe, Welty & Company or any other person assumes responsibility if future results are materially different from those forecasted. As described above, Volpe, Welty & Company's opinion to the InStent Board was one of many factors taken into consideration by the InStent Board in making its determination to approve the Merger Agreement. Volpe, Welty & Company was not requested to, and did not, make any recommendations to the InStent Board of Directors as to utilizing a specific exchange ratio. The Conversion Ratio was determined through negotiations between InStent management and Medtronic management. The foregoing summary does not purport to be a complete description of the analysis performed by Volpe, Welty & Company and is qualified by reference to the written opinion of Volpe, Welty & Company set forth in Appendix C hereto.

Volpe, Welty & Company, as part of their investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Volpe, Welty & Company is familiar with InStent, having acted as its financial advisor in connection with the Merger Agreement. Volpe, Welty & Company has also provided certain investment banking services to InStent from time to time, including acting as a managing underwriter of the initial public offering of shares of InStent Common Stock. Volpe, Welty & Company is not currently acting on behalf of Medtronic as an investment banker but may provide investment banking services to Medtronic in the future. InStent selected Volpe, Welty & Company as its financial advisor because Volpe, Welty & Company is an investment banking firm that has substantial experience in transactions similar to the Merger.

Volpe, Welty & Company provides a full range of financial, advisory and brokerage services and in the course of its market making and normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of InStent and Medtronic for its own account and for the account of customers.

Pursuant to a letter agreement dated March 19, 1996 (the "Engagement Letter"), InStent engaged Volpe, Welty & Company to act as its financial advisor in connection with the Merger. Pursuant to the terms of the Engagement Letter, InStent has agreed to pay Volpe, Welty & Company $100,000 for services rendered to date and has agreed to pay Volpe, Welty & Company an additional $400,000 upon consummation of the Merger. InStent has also agreed to reimburse Volpe, Welty & Company for their reasonable out-of-pocket expenses, including the fees and disbursements of legal counsel, arising in connection with Volpe, Welty & Company's engagement and to indemnify Volpe, Welty & Company against certain liabilities, including certain liabilities under the federal securities laws.

VOTE REQUIRED


Approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of InStent Common Stock. Each holder of InStent Common Stock outstanding as of the Record Date is entitled to one vote for each share held. On the Record Date, there were 10,043,427 shares of InStent Common Stock outstanding. Of such shares, 3,715,332 shares (approximately 37% of the outstanding shares of InStent Common Stock) are beneficially owned by directors and executive officers of InStent or their immediate family members. InStent's directors and executive officers have executed voting agreements under which such persons have agreed to vote the shares of InStent Common Stock beneficially owned by them or their immediate family members in favor of the Merger. See "The Merger -- Voting Agreements."


Medtronic, as the sole shareholder of Merger Subsidiary, has approved the Merger Agreement. Approval of the Merger Agreement by Medtronic's shareholders is not required under Minnesota law and is not being sought.

CONVERSION OF INSTENT COMMON STOCK IN THE MERGER

At the Effective Time, each share of InStent Common Stock issued and outstanding immediately prior thereto will be automatically converted into the right to receive 0.3833 of a share (the "Conversion Ratio") of Medtronic Common Stock.

The 0.3833 of a share of Medtronic Common Stock to be received in exchange for each share of InStent Common Stock shall be reduced proportionately if the sum of the number of shares of InStent Common Stock outstanding at the Effective Time plus the number of shares subject to outstanding options, warrants or other rights to acquire shares of InStent Common Stock (collectively, "Stock Rights") at the Effective Time exceeds 10,850,362 (the sum of InStent shares outstanding and shares underlying options outstanding on the date the Merger Agreement was signed) or if the aggregate exercise price of all such Stock Rights is less than the aggregate exercise price reflected in the Schedules to the Merger Agreement. InStent does not anticipate that any such adjustment will be required.

If, prior to the Effective Time, Medtronic splits or combines the Medtronic Common Stock or pays a stock dividend or other stock distribution in shares of Medtronic Common Stock, then the Conversion Ratio will be appropriately adjusted.


Based on the number of shares of InStent Common Stock outstanding on the Record Date (assuming a Conversion Ratio of 0.3833 of a Medtronic share for every InStent share and after giving effect to the exercise of all outstanding options to acquire InStent Common Stock), an estimated 4,158,943 shares of Medtronic Common Stock will be issued in exchange for InStent Common Stock upon consummation of the Merger. Such shares would represent approximately 1.7% of the approximately 239,654,782 shares of Medtronic Common Stock that would be outstanding after consummation of the Merger.


InStent shareholders receiving Medtronic Common Stock in the Merger will receive a number of Medtronic shares determined pursuant to the Conversion Ratio, as defined at the beginning of this section. The Conversion Ratio is fixed and will not change based upon any increase or decrease in the market price of Medtronic Common Stock at the Effective Time. Therefore, there is no minimum or maximum value to be received for each share of InStent Common Stock in the Merger. In addition, because of fluctuations in the value of Medtronic shares, the market value of the Medtronic Common Stock that InStent shareholders receive in the Merger may increase or decrease following the Merger. See "Comparative Stock Prices and Dividends" for information regarding the historical market prices of Medtronic Common Stock.

FRACTIONAL SHARES

No certificates or scrip representing fractional shares of Medtronic Common Stock will be issued, and no Medtronic dividend, stock split or interest will relate to any fractional share. No fractional share interests will entitle the owner thereof to vote or to any rights of a shareholder of Medtronic. All fractional shares of Medtronic Common Stock to which a holder of InStent Common Stock immediately prior to the Effective Time would otherwise be entitled, at the Effective Time, shall be aggregated if and to the extent multiple InStent stock certificates of such holder are submitted together to the Exchange Agent. If a fractional share results from such aggregation, then, in lieu of any such fractional share, each holder of InStent Common Stock who otherwise would be entitled to receive a fractional share of Medtronic Common Stock in the Merger will receive an amount of cash (without interest) determined by multiplying (i) the Average Market Price by (ii) the fractional share interest of Medtronic Common Stock to which such holder would otherwise be entitled. For these purposes, "Average Market Price" shall mean the average (rounded to the nearest full cent, with the cents rounded up if the third decimal place is 5 or more) of the closing sale prices of a share of Medtronic Common Stock as reported on the New York Stock Exchange (the "NYSE") Composite Tape, as reported in The Wall Street Journal, for the 20 consecutive NYSE trading days ending and including the fifth NYSE trading day immediately preceding the Effective Time.

EXCHANGE OF SHARES OF INSTENT COMMON STOCK

As soon as practicable after the Effective Time, the Exchange Agent will mail a letter of transmittal to holders of a certificate or certificates that prior to the Effective Time represented shares of InStent Common Stock. The letter of transmittal will include instructions regarding the surrender of certificates representing shares of InStent Common Stock in exchange for certificates representing shares of Medtronic Common Stock.

As soon as practicable after the Effective Time, the Exchange Agent will distribute to holders of shares of InStent Common Stock, upon surrender to the Exchange Agent of one or more certificates for such shares of InStent Common Stock for cancellation, together with a duly-executed letter of transmittal, (i) one or more certificates representing the number of whole shares of Medtronic Common Stock into which the shares represented by the certificate(s) have been converted and (ii) a check in the amount of any cash in lieu of fractional shares. Holders of InStent Common Stock will not be entitled to receive interest on any cash to be received in the Merger.

After the Effective Time, certificates representing shares of InStent Common Stock converted into Medtronic Common Stock in the Merger will be deemed for all purposes to evidence ownership of the shares of Medtronic Common Stock into which they were converted. Holders of InStent Common Stock will be entitled to any dividends that become payable to persons who are holders of record of Medtronic Common Stock as of a record date that follows the Effective Time, but only after they have surrendered their certificates representing shares of InStent Common Stock for exchange. Any such dividends will be remitted to each InStent shareholder entitled thereto, without interest, at the time that such certificates representing shares of InStent Common Stock are surrendered for exchange, subject to any applicable abandoned property, escheat or similar law. Holders of InStent Common Stock will not be entitled, however, to dividends that become payable before or after the Effective Time to persons who were holders of record of Medtronic Common Stock as of a record date prior to the Effective Time.

SHAREHOLDER RIGHTS PLAN


Each InStent shareholder entitled to receive shares of Medtronic Common Stock pursuant to the Merger will receive, together with each share of Medtronic Common Stock, one Medtronic Preferred Stock Purchase Right pursuant to the Medtronic Shareholder Rights Plan. Such Right will be represented by the certificate representing such share of Medtronic Common Stock. Such Right is not yet exercisable or separable from the share of Medtronic Common Stock to which it relates. See "Comparative Rights of Medtronic Shareholders and InStent Shareholders -- Shareholder Rights Plan."


TREATMENT OF STOCK OPTIONS


Under the terms of the Merger Agreement, at the Effective Time, each outstanding option to purchase shares of InStent Common Stock not otherwise vested will be accelerated and fully vested as a result of the Merger. All such options that are not exercised and remain outstanding at the Effective Time will be assumed by Medtronic and, following the Effective Time, will be exercisable upon the same terms and conditions as prior to the Merger, except that (i) each such option will entitle the holder to purchase from Medtronic the number of shares of Medtronic Common Stock (rounded down to the nearest whole number of such shares) that equals the product of the Conversion Ratio multiplied by the number of shares of InStent Common Stock subject to such option immediately prior to the Effective Time and (ii) the option exercise price per share of Medtronic Common Stock will be an amount (rounded up to the nearest full cent) equal to the option exercise price per share of InStent Common Stock in effect immediately prior to the Effective Time divided by the Conversion Ratio. As promptly as practicable after the Effective Time, Medtronic shall provide to each holder of an InStent option a written statement informing such holder of the assumption by Medtronic of such option. Directors and executive officers of InStent hold in the aggregate options to purchase 246,667 shares of InStent Common Stock. See "-- Conflicts of Interest."


CONDUCT OF BUSINESS OF INSTENT PENDING THE MERGER

InStent has agreed that, prior to consummation of the Merger, unless Medtronic agrees otherwise, it will conduct its business only in the ordinary course, it will use all reasonable efforts to preserve intact its business organization and relationships with third parties, and it will not: declare or pay any dividends or other distributions; amend or alter any material term of its securities; incur, assume or guarantee any indebtedness other than in the ordinary course of business; create, assume or incur any lien on any material asset; issue or repurchase any securities (other than issuances of securities upon the exercise of stock options previously granted); alter its accounting principles; increase the compensation or benefits of any of its directors, officers or other employees (except under existing agreements); amend its Certificate of Incorporation or Restated Bylaws; sell any property, pay any liabilities or waive any claims, except in the ordinary course of business; make capital investments in any other company; purchase fixed assets exceeding a specified aggregate purchase price; distribute mass communications to any group without allowing Medtronic to comment on them; merge or consolidate with any person; acquire the stock or assets of any business; take or fail to take any action that would cause its representations and warranties in the Merger Agreement to be inaccurate; enter into or make any material change in any material agreements, except in the ordinary course and consistent with past practice; institute, settle or compromise any claim or suit involving amounts in excess of a specified amount; knowingly take any action that would jeopardize the treatment of the Merger as a pooling of interests or as a tax-free transaction; or agree or commit to do any of the foregoing.

InStent has agreed that (except as is required by the fiduciary duties of InStent's directors and officers as so advised by independent counsel) neither InStent nor any of its representatives or affiliates will, directly or indirectly, solicit, initiate or encourage any acquisition proposal, or engage in any negotiations with, or provide any information to, any person, entity or group (other than Medtronic) that has made or may make an acquisition proposal with respect to InStent or any subsidiary. For these purposes, an "acquisition proposal" would include a proposal involving a merger or consolidation, a sale, lease or licensing of any significant portion of the assets, or a sale of shares of capital stock of InStent or any subsidiary. InStent has agreed that it will notify Medtronic promptly, and prior to entering into discussions or negotiations with a third party, regarding the terms of any such proposal that InStent may receive.

Pursuant to the Merger Agreement and a confidentiality agreement between Medtronic and InStent, InStent has agreed to give Medtronic and its representatives access to InStent's offices, properties, books and records, and to furnish to Medtronic and its representatives such financial and operating data and other information as Medtronic may reasonably request, and will have its employees and representatives cooperate with Medtronic in Medtronic's investigation of the business of InStent.

CONFLICTS OF INTEREST

In considering the recommendation of the Board of Directors of InStent with respect to the Merger Agreement and the transactions contemplated thereby, shareholders of InStent should be aware that certain members of the management of InStent and the Board of Directors of InStent have certain interests in the Merger that are in addition to the interests of shareholders of InStent generally.


STOCK OPTIONS. Under the terms of the Merger Agreement, at the Effective Time, each outstanding option to purchase shares of InStent Common Stock not otherwise vested will be accelerated and fully vested as a result of the Merger. Directors and executive officers of InStent hold options to acquire an aggregate 246,667 shares of InStent Common Stock, the vesting of 122,334 of which will accelerate as a result of the Merger. The following are the number of options held by the identified individual that will accelerate as a result of the Merger: Kenneth Anstey, 3,000; Oren Globerman, 66,000; Karl Groth, 10,000; and Sven Wehrwein, 43,334. See "-- Treatment of Stock Options."



INDEMNIFICATION. Under the Merger Agreement, Medtronic has agreed to indemnify the present and former officers and directors of InStent following the Merger with respect to acts or omissions occurring prior to the Effective Time, to the extent that they were indemnified under Delaware law and InStent's Certificate of Incorporation and Bylaws as of the date of the Merger Agreement.



NONCOMPETITION AGREEMENTS. Simultaneously with the execution of the Merger Agreement, but specifically conditioned upon the effectiveness of the Merger, each of Kenneth Anstey, Dr. Mordechay Beyar, Dr. Rafael Beyar, Warren Bielke, Oren Globerman, Katsumi Oneda, Lewis Pell and Dr. Daniel Yachia has executed separate noncompetition agreements with Medtronic (the "Noncompetition Agreements"), pursuant to which these individuals have agreed that they will not be employed by, associated with or render services to any person or entity engaged in the design, development, manufacture, marketing or sale of stents, stent graphs or any stent graph combination or stent delivery system anywhere in the world. Each Noncompetition Agreement expires five years after the Effective Time, except with respect to Dr. Yachia, whose Noncompetition Agreement expires two years after the Effective Time.



CHANGE IN CONTROL AGREEMENTS. On January 1, 1996, InStent entered into change in control agreements with Sven Wehrwein, an executive officer of INstent, and three senior managers of InStent that provide certain benefits to these individuals in the event that, during the 24-month period following a "change in control" of InStent (i) such individual's employment is terminated by InStent for any reason other than for death, "disability" or "for cause" or
(ii) the executive terminates his or her employment for "good reason." These benefits include payment of any unpaid installment of base salary (to the extent earned and accrued through the date of termination) plus accrued vacation time and all other prorated and unpaid amounts to which the executive is otherwise entitled, including a portion of the amount that otherwise would have been earned under any executive bonus plan, plus severance pay equal to the product of the sum of the executive's annual base salary and the annual amount that would have been earned under any executive bonus plan and a number that is equal to the number of months remaining between the date of termination and the second anniversary of the date of the change of control, divided by 12. The terminated individual will also be entitled to continue to receive certain employee benefits including health benefits. Consummation of the Merger will constitute the occurrence of a "change in control" under the change in control agreements. InStent has estimated that the maximum payments that may become owing to the executive officer will not exceed $250,000 and that the maximum payments that may become owing to the three senior managers will not exceed $548,000 in the aggregate.


SECOND AMENDMENT TO PATENT ASSIGNMENT AGREEMENT. In connection with the formation of InStent, each of Dr. M. Beyar, Dr. R. Beyar, and Dr. Daniel Yachia, Modern Therapeutic Modalities Ltd., an Israeli corporation controlled by Dr. Yachia ("MTML"), InStent, Mr. Lewis Pell, Mr. Katsumi Oneda, and Mr. Warren Bielke entered into an Assignment Agreement, dated as of April 25, 1991, as amended May 31, 1991, April 30, 1992, May 18, 1995 and June 27, 1995 (the
"Patent Assignment Agreement"), pursuant to which Dr. M. Beyar, Dr. Yachia, and MTML transferred their rights in certain stents and stent-related technology (the "Technology") to InStent. In partial consideration for the transfer of the Technology, InStent agreed to pay MTML or its designee a royalty equal to 3% of all net product sales that incorporated the transferred Technology, if the Technology was covered by one or more patents or pending patent applications, and a royalty equal to 1% of all net product sales if the Technology was not covered by any patent or pending patent application. MTML has since dissolved and its right to receive royalties under the Patent Assignment Agreement were distributed to certain individuals, including Dr. M. Beyar, a director and a principal shareholder of InStent. In anticipation of the execution of the Merger Agreement, and as an inducement to Medtronic to execute the Merger Agreement and consummate the transactions contemplated thereby, InStent, along with certain other parties, including Dr. M. Beyar and Dr. Yachia, executed a Second Amendment to Assignment Agreement (the "Second Amendment"), pursuant to which the parties agreed to limit InStent's obligation to pay product royalties under the Patent Assignment Agreement to a maximum of $3 million. The parties to the Second Amendment also agreed to limit the duration of InStent's royalty payment obligations under the Patent Assignment Agreement to a maximum of six years. The Second Amendment is contingent upon the effectiveness of the Merger.

VOTING AGREEMENTS


Pursuant to voting agreements between Medtronic and each of Kenneth Anstey, Dr. Mordechay Beyar, Dr. Rafael Beyar, Warren Bielke, Oren Globerman, Dr. Karl Groth, Katsumi Oneda, Lewis Pell, Sven Wehrwein, Dr. Daniel Yachia and Matilda Mengi Yahya, such individuals have agreed to vote the shares of InStent Common Stock beneficially owned by them or their immediate family members (i) in favor of the approval, consent and ratification of the Merger Agreement and (ii) against any action that would impede, interfere or discourage the Merger, would facilitate an acquisition of InStent in any manner by a party (other than Medtronic), or would result in any breach of any representation, warranty, covenant or agreement of InStent under the Merger Agreement. The voting agreements terminate upon termination of the Merger Agreement by Medtronic. As of the date of this Proxy Statement/Prospectus, the shareholders who executed the voting agreements, or their immediate family members, own an aggregate 3,715,332 shares of InStent Common Stock, representing approximately 37% of InStent Common Stock outstanding on the Record Date (assuming full exercise of all outstanding InStent options held by such shareholders).


CONDITIONS; WAIVER

The respective obligations of Medtronic, Merger Subsidiary and InStent to effect the Merger are subject to the satisfaction at or prior to the consummation of the Merger of certain conditions, including, among others:
(a) the approval by the InStent shareholders of the Merger; (b) the effectiveness of the Registration Statement; (c) the expiration or termination of the waiting period applicable to the consummation of the Merger under the HSR Act and any foreign merger laws; (d) the shares of Medtronic Common Stock issuable in the Merger having been duly authorized for listing by the NYSE, subject to official notice of issuance; and (e) the absence of an order, decree or injunction by any federal or state court or other governmental body, agency or official that would prevent or materially delay consummation of the Merger.

In addition, the obligations of InStent to effect the Merger are subject to the satisfaction at or prior to the Closing of the conditions that: (a) Medtronic and Merger Subsidiary have performed in all material respects their obligations under the Merger Agreement required to be performed by them; (b) each representation and warranty of Medtronic and Merger Subsidiary contained in the Merger Agreement shall be true in all material respects as of the Effective Time; and (c) no change in facts or tax law shall have occurred that would prevent InStent from receiving an opinion of Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership, to the effect that the Merger will constitute a "tax-free" reorganization for federal income tax purposes. See "The Merger -- Certain Federal Income Tax Consequences."

In addition, the obligations of Medtronic and Merger Subsidiary to effect the Merger are subject to the satisfaction at or prior to the Closing of the conditions that: (a) InStent shall have performed in all material respects its obligations under the Merger Agreement required to be performed by it;
(b) each representation and warranty of InStent contained in the Merger Agreement shall be true in all material respects as of the Effective Time;
(c) all necessary consents shall have been received; (d) Medtronic shall have received written resignations from each of the directors and specified officers of InStent effective as of the Effective Time; and (e) Medtronic shall have received the letters from Price Waterhouse LLP referred to in "The Merger -- Accounting Treatment of the Merger."


AMENDMENT AND TERMINATION OF THE MERGER AGREEMENT

Any of the provisions of the Merger Agreement may be amended by written agreement of the respective parties at any time before or after approval of the Merger Agreement by the InStent shareholders; provided, however, that after such approval no amendment may be made to the Merger Agreement attached hereto as Appendix A that materially affects the rights of the InStent shareholders without shareholder approval.

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the InStent shareholders, only as follows:

       (a) By mutual consent of the Board of Directors of each of Medtronic and InStent;

       (b) By either Medtronic or InStent if the Merger has not been effected by September 30, 1996, except that a party cannot terminate the Merger Agreement if its own willful failure to perform under the Merger Agreement is the primary cause of, or results in, the Merger not being effected by such date, and except that such deadline may be extended to October 31, 1996, if additional information is requested by governmental authorities pursuant to the HSR Act or foreign merger laws;

       (c) By either Medtronic or InStent if a court or other governmental authority has issued a final, nonappealable order, decree or ruling that permanently enjoins or prohibits the Merger;

       (d) By either Medtronic or InStent if the InStent shareholders do not vote to approve the Merger Agreement, except that a party cannot terminate the Merger Agreement if its own willful failure to perform under the Merger Agreement is the primary cause of, or results in, the failure of the InStent shareholders to approve the Merger;

       (e) By Medtronic if InStent has solicited, entertained or negotiated a competing offer to acquire InStent in violation of the Merger Agreement, or recommended, approved, or entered into an agreement regarding any such offer, or withdrawn or modified (in a manner adverse to Medtronic) its recommendation of the Merger;

       (f) By InStent if it is not in material breach of its obligations under the Merger Agreement and its Board of Directors has accepted a competing offer by a party other than Medtronic to acquire InStent, and has paid to Medtronic the termination fee described below; or

       (g) By either Medtronic or InStent if there occurs a material breach of any representation, warranty or obligation under the Merger Agreement on the part of the other that cannot be cured within 30 days.

InStent has agreed to pay Medtronic $5 million if the Merger Agreement is terminated as described in paragraph (e) or (f) above or if each of the following occurs: (i) a third party either makes an acquisition proposal or in fact acquires 10% or more of the outstanding InStent Common Stock prior to the Meeting, (ii) the InStent shareholders do not approve the Merger, (iii) the Merger Agreement is terminated, and (iv) within 12 months after such termination either InStent enters into an agreement relating to an acquisition proposal or an acquisition proposal is in fact consummated.

EXPENSES AND FEES

Whether or not the Merger is consummated, all out-of-pocket expenses incurred in connection with the Merger (including but not limited to accounting and legal fees) and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, except that Medtronic and InStent will share equally all expenses related to printing and mailing the Registration Statement and this Proxy Statement/Prospectus, all SEC registration fees and Blue Sky registration fees applicable to the Merger, the filing fees required under the HSR Act and any foreign merger laws and the costs and fees charged by Price Waterhouse LLP for the letters described in "The Merger -- Accounting Treatment of the Merger."


InStent has agreed to pay $2 million to Dr. Shlomo A. Ben-Haim in connection with the Merger, in recognition of the services he provided to InStent and Medtronic during the course of their negotiations. Dr. Ben-Haim is a world renowned expert in the field of cardiopulmonary interactions and cardiac arrhythmia, whom the parties came to regard as a mutual technical advisor, serving to corroborate InStent's technology and assisting in the parties' evaluation of potential realizable synergies between Medtronic and Instent. See "The Merger -- Background of the Merger."


RESTRICTIONS ON RESALE OF MEDTRONIC COMMON STOCK

The Medtronic Common Stock issuable in connection with the Merger has been registered under the Act, but this registration does not cover resales by shareholders of InStent who may be deemed to control or be under common control with InStent at the time of the Meeting ("Affiliates"). Affiliates may not sell their shares of Medtronic Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Act covering such shares, or in compliance with Rule 145 promulgated under the Act or another applicable exemption from the registration requirements of the Act. InStent has delivered to Medtronic, and agreed to update as necessary, a list identifying all persons who, in InStent's opinion, upon advice of counsel, are Affiliates of InStent for purposes of Rule 145. InStent has delivered to Medtronic from each person already identified as an Affiliate, and has agreed to use all reasonable efforts to cause each person who is subsequently identified as an Affiliate to deliver to Medtronic at or prior to the Effective Time, an agreement that such persons (i) will not offer to sell, sell, or otherwise dispose of any shares of Medtronic Common Stock received in the Merger in violation of the Act,
(ii) have no present intention to sell, transfer or otherwise dispose of any of the Medtronic Common Stock received in the Merger and (iii) will not take any action that would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes. It is expected that Affiliates will be able to sell such shares without registration and in accordance with the volume, manner of sale, and other applicable limitations of the Act and the rules and regulations of the Commission thereunder.


It is estimated that Affiliates of InStent will receive a maximum of approximately 1,518,634 shares of Medtronic Common Stock upon consummation of the Merger (assuming full exercise of all outstanding InStent options held by such Affiliates and assuming a Conversion Ratio of 0.3833). Such shares would constitute less than approximately 0.6% of the total number of shares of Medtronic Common Stock anticipated to be outstanding immediately after the Effective Time after giving effect to the shares issued pursuant to the Merger. See "The Merger -- Conversion of InStent Common Stock in the Merger."


DEREGISTRATION OF INSTENT COMMON STOCK

If the Merger is consummated, the InStent Common Stock will cease to be quoted on the Nasdaq National Market and Medtronic will apply to the Commission for the deregistration of InStent Common Stock under the Exchange Act.

ACCOUNTING TREATMENT OF THE MERGER

Medtronic intends to account for the Merger as a "pooling of interests" for accounting and financial reporting purposes under generally accepted accounting principles. Under the pooling of interests method, the recorded assets and liabilities of the companies are carried forward to the combined corporation at their recorded amounts and the income (loss) of the companies constitutes the income (loss) of the combined corporation for the entire fiscal period in which the combination occurs as well as for prior fiscal periods. It is a condition to the obligation of Medtronic and Merger Subsidiary to consummate the Merger that Medtronic and InStent shall have received letters from Price Waterhouse LLP, Medtronic's and InStent's independent accountants, dated the closing date, confirming the letters provided by Price Waterhouse LLP as of the date of the Merger Agreement which stated that (i) after appropriate review and based on its familiarity with InStent, InStent has not taken or agreed to take any action that would prevent Medtronic from accounting for the Merger as a "pooling of interests" transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and (ii) after appropriate review of the Merger Agreement and a letter from Medtronic describing the transaction contemplated by the Merger Agreement, the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following general description of the federal income tax consequences of the Merger does not take into account the facts and circumstances of any particular shareholder of InStent. Each InStent shareholder should consult his or her advisor about the specific tax consequences to him or her of the proposed transactions, including the application and effect of state, local, foreign, and other tax laws. Neither Medtronic nor InStent has sought a ruling from the Internal Revenue Service with respect to the income tax consequences of the Merger and related transactions, and there can be no assurance that the Internal Revenue Service will not take a different view of the transaction.

Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership ("Maslon"), counsel to InStent, has advised InStent concerning the United States federal income tax consequences of the proposed Merger. In the opinion of Maslon, the United States federal income tax consequences of the proposed Merger will be:


       (a) The Merger will be treated as a "reorganization" within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.


       (b) Medtronic, InStent, and Merger Subsidiary will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.


       (c) No gain or loss will be recognized by the InStent shareholders upon their receipt of Medtronic Common Stock in exchange for their InStent Common Stock pursuant to the Merger.

       (d) The aggregate income tax basis of the Medtronic Common Stock to be received by an InStent shareholder pursuant to the Merger, including any fractional share interest deemed received, will be the same as the aggregate basis of the InStent Common Stock surrendered in exchange therefor.

       (e) The holding period of the Medtronic Common Stock to be received by an InStent shareholder pursuant to the Merger will include the period during which the InStent Common Stock surrendered in exchange therefor was held by such shareholder, provided that the InStent Common Stock was held as a capital asset on the date of the exchange.

       (f) An InStent shareholder who receives cash in lieu of a fractional share of Medtronic Common Stock will be treated as having received the fractional share of Medtronic Common Stock in the Merger and then having received the cash payment in lieu of the fractional share as full payment in exchange for the fractional share. Such payment will be subject to income taxation in the same manner as a sale of such fractional share for cash and a shareholder receiving such payment will generally be obligated to report capital gain or loss equal to the difference between the cash received and the shareholder's basis in his or her InStent Common Stock for which the fractional share would otherwise be received.


In describing its conclusions as to the tax consequences of the transaction, Maslon is relying on certain representations of Medtronic and InStent.

THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS, ALL OF WHICH ARE SUBJECT TO CHANGE. ANY SUCH CHANGE, WHICH MAY OR MAY NOT BE RETROACTIVE, COULD ALTER THE TAX CONSEQUENCES TO INSTENT OR ITS SHAREHOLDERS DESCRIBED ABOVE. THE FOREGOING DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES, IF ANY, OF THE MERGER UNDER APPLICABLE STATE, LOCAL, FOREIGN AND OTHER TAX LAWS. INSTENT SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE POSSIBLE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

INDEMNIFICATION


Under the Merger Agreement, Medtronic has agreed to indemnify the present and former officers and directors of InStent following the Merger with respect to acts or omissions occurring prior to the Effective Time, to the extent that they were indemnified under Delaware law and InStent's Certificate of Incorporation and Bylaws as of the date of the Merger Agreement. See "-- Conflicts of Interest."


REGULATORY REQUIREMENTS

Under the HSR Act, certain acquisition transactions, including the Merger, cannot be consummated unless certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and certain waiting period requirements have been satisfied. Medtronic and InStent each furnished such information and the requisite waiting period expired on May 2, 1996. See "The Merger -- Conditions; Waiver."

RIGHTS OF DISSENTING INSTENT SHAREHOLDERS


Neither InStent shareholders nor Medtronic shareholders are entitled to dissenters' appraisal rights in connection with the Merger.


                    COMPARATIVE STOCK PRICES AND DIVIDENDS

Medtronic Common Stock is listed and traded on the New York Stock Exchange (symbol: MDT), and it is a condition to all parties' obligations to consummate the Merger that the Medtronic Common Stock to be issued in the Merger be approved for such listing. InStent Common Stock is traded on the Nasdaq National Market (symbol: ININ).

The following table sets forth, for the quarters indicated, the high and low sales prices per share of Medtronic Common Stock on the NYSE and the cash dividends paid per share of Medtronic Common Stock. Also set forth, for the calendar period indicated, are the high and low sales prices per share of InStent Common Stock as reported by Nasdaq.


                                                                              INSTENT
                                        MEDTRONIC COMMON STOCK             COMMON STOCK
                                     HIGH       LOW       DIVIDENDS      HIGH         LOW

CALENDAR 1994
  First Quarter                     $21.88     $19.44       $.043
  Second Quarter                    $21.41     $17.28       $.043
  Third Quarter                     $26.50     $20.00       $.051
  Fourth Quarter                    $27.94     $24.38       $.051
CALENDAR 1995
  First Quarter                     $36.00     $26.19       $.051
  Second Quarter                    $40.38     $34.13       $.051       $15.50*     $14.12*
  Third Quarter                     $54.44     $37.44       $.065       $18.50      $13.00
  Fourth Quarter                    $60.00     $49.63       $.065       $18.25      $12.50
CALENDAR 1996
  First Quarter                     $62.63     $44.50       $.065       $23.25      $15.12
  Second Quarter (through May
   23)                              $59.75     $48.75       $.065       $22.88      $18.50

*From June 28, 1995


InStent has never paid cash dividends. Under the Merger Agreement, InStent has agreed not to pay any dividends on InStent Common Stock prior to the Merger. Medtronic has paid regular quarterly cash dividends on Medtronic Common Stock since 1978. It is expected that the Board of Directors of Medtronic will continue the practice of declaring cash dividends on a quarterly basis; however, no assurance can be given as to the amount of future dividends, which will necessarily be dependent on future earnings, financial requirements of Medtronic and its subsidiaries, and other factors.

On March 22, 1996, the last trading day preceding public announcement of the Merger, the reported closing sale price of Medtronic Common Stock on the NYSE was $57.625 per share. On that day, the reported closing sale price of InStent Common Stock on the Nasdaq National Market was $21.875 per share. On an equivalent per share basis, the reported closing sale price of InStent Common Stock on March 22, 1996 (calculated by multiplying the closing sale price of Medtronic Common Stock by the Conversion Ratio of 0.3833) would have been $22.09. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS.


As of May 23, 1996, there were approximately 25,299 registered holders of Medtronic Common Stock and approximately 100 registered holders of InStent Common Stock.


               COMPARATIVE RIGHTS OF MEDTRONIC SHAREHOLDERS AND
                             INSTENT SHAREHOLDERS

Upon consummation of the Merger, shareholders of InStent will become shareholders of Medtronic. Medtronic and InStent are incorporated under the laws of the states of Minnesota and Delaware, respectively. The rights of Medtronic shareholders under Medtronic's Restated Articles of Incorporation as amended ("Medtronic's Articles"), Medtronic's Bylaws, and the Minnesota Business Corporation Act (the "MBCA") differ in certain respects from the rights of InStent shareholders under InStent's Certificate of Incorporation, as amended ("InStent's Certificate"), InStent's Restated Bylaws, and the Delaware General Corporation Law (the "DGCL"). Certain significant differences between the rights of Medtronic shareholders and InStent shareholders are summarized below. This summary does not, however, purport to be a complete description of all of the differences between the rights of shareholders of InStent and the rights of shareholders of Medtronic.

CLASSIFICATION, REMOVAL AND ELECTION OF DIRECTORS

CLASSIFICATION. Medtronic's Articles provide for a classified Board of Directors, under which directors are elected to three-year terms, with one-third of the directors being elected each year. InStent's Certificate similarly classifies its Board of Directors. Both Medtronic's Articles and InStent's Certificate provide for vacancies on the Board to be filled by a majority of the remaining Board members.

REMOVAL. Medtronic's Articles provide that directors may be removed, with or without cause, only by the vote of not less than 75% of the voting power of all then outstanding voting shares. InStent's Bylaws provide that directors may be removed, with or without cause, by the vote of the holders of a majority of the shares then entitled to vote at an election of directors.

NOMINATION AND ELECTION. Medtronic's Articles provide that nominations for the election of directors may be made by or at the direction of the Medtronic Board of Directors or by any shareholder entitled to vote in the election of directors generally. Nominations by shareholders must be made pursuant to timely notice in writing to the Secretary of Medtronic. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of Medtronic not less than 50 days nor more than 90 days prior to the meeting; provided, however, that if less than 60 days' notice or prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The notice must set forth certain information concerning such shareholder and his or her nominee(s), including their names and addresses, the principal occupation or employment of the nominee(s), the class and number of shares of capital stock of Medtronic that are beneficially owned by such persons, such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominees of such shareholder, and the consent of each nominee to serve as a director of Medtronic if so elected. InStent's Certificate and Bylaws do not address the issue of nomination of directors.

AMENDMENT OF PROVISIONS. Medtronic's Articles require the affirmative vote of not less than 75% of the voting power of all then outstanding voting shares to amend, repeal or adopt any provisions inconsistent with these provisions regarding classification, removal and nomination of directors. InStent's Bylaws permit either the directors or the shareholders to amend or modify such provisions.

The above-described provisions of Medtronic's Articles regarding directors will be subject to the terms of the certificate of designation or other instrument creating any class or series of preferred stock giving the holders of such class or series of preferred stock the right, voting separately as a class, to elect one or more directors (such as is often required by the terms of preferred stock in the event that dividend payments are in arrears for a period of time). See "Comparative Rights of Medtronic Shareholders and InStent Shareholders -- Preferred Stock."

These provisions regarding classification, removal and nomination of directors afford some assurance of stability in the composition of the Medtronic Board of Directors, but may discourage or deter attempts by individuals or entities to take control of Medtronic by electing their own slate of directors. To the extent that potential acquirers of Medtronic stock are deterred by the classified Board, such provision also may deter certain mergers, tender offers, or other future takeover attempts which some or a majority of holders of Medtronic Common Stock may deem to be in their best interests. In addition, the classified Medtronic Board would delay shareholders who do not favor the policies of Medtronic's Board of Directors from removing a majority of the Medtronic Board of Directors for two years, unless they can obtain the requisite vote.

LIABILITY OF DIRECTORS. Both Medtronic's Articles and InStent's Certificate exempt directors from personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director to the full extent permitted by Minnesota and Delaware law, respectively.

PREFERRED STOCK

Medtronic has 2,500,000 authorized but unissued shares of Preferred Stock, par value $1 per share. Medtronic's Articles provide that whenever the holders of a class or series of Preferred Stock have the right to elect any directors, the election, term and other features of such directorships shall be governed by the terms set forth in the resolution of the Medtronic Board of Directors designating the rights and preferences of such class or series of Preferred Stock, and any directors elected by the holders of Preferred Stock shall not be divided into classes unless provision is expressly made for such classification by the terms of such Preferred Stock. Shares of Medtronic Preferred Stock could be issued that would have the right to elect directors, either separately or together with the Medtronic Common Stock, with such directors either divided or not divided into classes.

Under certain circumstances such Medtronic Preferred Stock could be used to create voting impediments or to deter persons seeking to effect a takeover or otherwise gain control of Medtronic in a transaction which holders of some or a majority of the Medtronic Common Stock may deem to be in their best interests. Such shares of Medtronic Preferred stock could be sold in public or private transactions to purchasers who might support the Medtronic Board of Directors in opposing a takeover bid that the Medtronic Board of Directors determines not to be in the best interests of Medtronic and its shareholders. In addition, the Medtronic Board of Directors could authorize holders of a class or series of Preferred Stock to vote, either separately as a class or together with the holders of Medtronic Common Stock, on any merger, sale, or exchange of assets by Medtronic or any other extraordinary corporate transaction. The ability to issue such Medtronic Preferred Stock might have the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of shares of Medtronic Common Stock, to acquire control of Medtronic with a view to imposing a merger, sale of all or any part of the assets or a similar transaction, because the issuance of new shares could be used to dilute the stock ownership of such person or entity. See "Comparative Rights of Medtronic Shareholders and InStent Shareholders -- Shareholder Rights Plan."

InStent has 3,000,000 authorized but unissued shares of Preferred Stock, par value $.01 per share, and the Board of Directors has the authority to fix or alter the terms of such shares.

SPECIAL MEETINGS OF SHAREHOLDERS

Under Minnesota law, a special meeting of shareholders may be called by certain officers, two or more directors, a person authorized to do so in the articles or bylaws, or shareholders holding at least 10% of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering an action to effect, directly or indirectly, a business combination must be called by shareholders holding at least 25% of the voting power of all shares entitled to vote.


Under Delaware law and InStent's Certificate, a special meeting of shareholders may be called by the Board of Directors or by shareholders holding at least a majority of the voting power of all shares entitled to vote.


VOTING RIGHTS; SHAREHOLDER APPROVALS

Under both Medtronic's Articles and InStent's Certificate, holders of Medtronic Common Stock and InStent Common Stock, respectively, are entitled to one vote per share on all matters submitted to a vote of the shareholders. Medtronic's Bylaws provide that, except as specifically required otherwise under Medtronic's Articles, Bylaws or Minnesota law, all matters submitted to the shareholders are decided by a majority vote of the shares entitled to vote and represented at a meeting at which there is a quorum.

Under Delaware law, all matters submitted to the shareholders are decided by a majority vote of the shares entitled to vote and represented at a meeting at which there is a quorum, unless the DGCL or a corporation's certificate of incorporation or bylaws requires a different number. InStent's Bylaws provide that the affirmative vote of the holders of 80% of the stock of InStent then issued and outstanding and having voting power is required to approve a transaction in which a director or a shareholder has a direct or indirect interest, unless 80% of the members of the Board of Directors has approved the transaction. The Board of Directors unanimously approved the Merger.

CUMULATIVE VOTING

Neither Medtronic's Articles nor InStent's Certificate provide for cumulative voting with regard to the Medtronic Common Stock or the InStent Common Stock, respectively.

PREEMPTIVE RIGHTS

Under Medtronic's Articles, holders of Medtronic stock are expressly denied preemptive rights. The DGCL provides that a corporation's shareholders have preemptive rights only if such rights are expressly granted in the corporation's certificate of incorporation. InStent's Certificate does not grant preemptive rights.

AMENDMENT OF THE ARTICLES OF INCORPORATION

Under Minnesota law, an amendment to the articles of incorporation requires the affirmative vote of the holders of a majority of the shares present and entitled to vote unless a larger affirmative vote is required by the corporation's articles. Except as specifically described otherwise in this "Comparative Rights of Medtronic Shareholders and InStent Shareholders," Medtronic's Articles do not contain any provisions that require a larger affirmative vote in order to amend Medtronic's Articles.

Under Delaware law, an amendment to the certificate of incorporation requires the affirmative vote of the holders of a majority of the shares entitled to vote thereon, unless the corporation's certificate requires a greater or lesser number for approval. InStent's Certificate does not contain any provision requiring a different number for approval.

BUSINESS COMBINATIONS AND CONTROL SHARE ACQUISITIONS

Medtronic is governed by Sections 302A.671 and 302A.673 of the MBCA. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock. Such provisions of Minnesota law could have the effect of delaying, deferring or preventing a change in control of Medtronic.

Delaware law contains similar provisions regarding business combinations with interested shareholders, but it has not enacted provisions similar to the control share acquisition provisions in the MBCA.

SHAREHOLDER RIGHTS PLAN

Medtronic adopted a Shareholder Rights Plan in 1991, which replaced the Shareholder Rights Plan that it adopted in 1986, and has entered into a Rights Agreement with Norwest Bank Minnesota, National Association, as Rights Agent. Pursuant to its Rights Plan, Medtronic declared and paid a dividend of one preferred stock purchase right (a "Right") on each outstanding share of Medtronic Common Stock. As a result of Medtronic's 2-for-1 stock splits effective August 30, 1991, September 30, 1994, and September 29, 1995, the Right associated with each outstanding share of Medtronic Common Stock now entitles a holder, until July 10, 2001, to buy 1/800th of a Series A Junior Participating Preferred Share (the "Series A Preferred Shares") of Medtronic at a price of $75 per 1/800th of a Series A Preferred Share, subject to adjustment. The Rights are not currently exercisable or transferable apart from the Medtronic Common Stock.

The Rights will not be exercisable until the 15th day after a third party acquires beneficial ownership of 15% or more of the outstanding Medtronic Common Stock (and thereby becomes an "Acquiring Person") or announces a tender offer or exchange offer that would increase the Acquiring Person's beneficial ownership to 15% or more of the outstanding Medtronic Common Stock. In the event that any person becomes an Acquiring Person, then each Right, other than Rights held by an Acquiring Person, will entitle the holder to receive, upon exercise thereof at the then current exercise price, Medtronic Common Stock that has a value of two times the exercise price of the Right. In the event that Medtronic is acquired in a merger or other business combination transaction, or 50% or more of its assets or earning power is sold, each Right will entitle the holder to receive, upon exercise thereof at the then current exercise price, Common Stock of the acquiring entity that has a value of two times the exercise price of the Right.

In certain events the Medtronic Board of Directors may exchange Rights for Medtronic Common Stock or equivalent securities having a market price equal to the exercise price of the Rights. Each Right is redeemable by Medtronic at $.00125 any time before a person or group triggers the 15% threshold to become an Acquiring Person.


The Rights issued under the Medtronic Shareholder Rights Plan may make any merger not approved by Medtronic's Board of Directors prohibitively expensive, because the Rights allow Medtronic shareholders to purchase the voting securities of either Medtronic or a potential acquirer at one-half of the securities' fair market value.


InStent does not have a shareholder rights plan.

RELATED PERSON BUSINESS TRANSACTIONS

Medtronic's Articles provide that, in certain circumstances, an affirmative vote of two-thirds (66.7%) of the voting power of all then outstanding voting shares is required for the approval or authorization of any "related person business transaction." Such two-thirds (66.7%) approval is not required, however, if (i) a majority vote of "continuing directors" (as defined below) expressly approves the related person business transaction, or (ii) the related person business transaction is a merger, consolidation, exchange of shares or sale of all or substantially all of the assets of Medtronic, and the cash or fair market value of the property received by the Medtronic shareholders is equal to a defined minimum purchase price. For purposes of this provision, a "continuing director" means, generally, those directors who were directors before the "related person" (as defined below) became a related person.

Generally, a related person business transaction includes (i) any merger or consolidation of Medtronic with or into a related person, (ii) any exchange of shares of Medtronic (or a subsidiary) for shares of a related person which would have required an affirmative vote of at least a majority of the voting power of the outstanding shares entitled to vote, (iii) any sale, lease, exchange, transfer, or other disposition (in one transaction or a series of transactions), including without limitation a mortgage or any other security device, of all or any substantial part of the assets of Medtronic (or a subsidiary) to or with a related person, (iv) any sale, lease, transfer, or other disposition (in one transaction or a series of transactions) of all or any substantial part of the assets of a related person to or with Medtronic (or a subsidiary), (v) the issuance, sale, transfer or other disposition to a related person of any securities of Medtronic (except pursuant to stock dividends, stock splits, or similar transactions that would not have the effect of increasing the proportion of voting power of a related person) or of a subsidiary (except pursuant to a pro rata distribution to all holders of Medtronic Common Stock), (vi) any recapitalization or reclassification that would have the effect of increasing the proportionate voting power of a related person, and (vii) any agreement, contract, arrangement or understanding providing for any of the transactions described above.

Generally, for purposes of a related person business transaction, the term "related person" is broadly defined to include a wide range of potential persons, including any person or entity that, together with affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of Medtronic.

Such a provision could have the effect of impeding a potential acquirer of Medtronic by requiring a larger than normal majority of Medtronic shareholders to approve a transaction. There is no similar "related person business transaction" provision in InStent's Certificate.

                        INFORMATION REGARDING INSTENT

GENERAL

InStent designs, develops, manufactures and markets a variety of highly-specialized stents for a broad range of medical indications. InStent's stents are designed to hold open passageways in the body, such as the arterial vasculature, the esophagus, bile duct and male urethra, that may have closed or become obstructed as a result of aging, disease or trauma. To date, InStent has focused its product development efforts on the coronary, vascular, carotid, esophageal, biliary, and urology markets to treat obstructions due to atherosclerosis, cancerous tumor ingrowth, fibrous tissue formation, and benign prostatic hypertrophy ("BPH"). InStent believes these are the primary markets for application of stent technology. Stents are increasingly being used as an alternative or adjunct to many surgical and minimally-invasive procedures or drug therapies.

InStent's stents include self-expanding, nitinol (nickel-titanium alloy) wire coils that are inserted into the body non-surgically via InStent's patented, catheter-based stent delivery systems. InStent also is developing a series of balloon expandable stents. Once placed, stents exert radial force against the walls of passageways to enable the passageways to remain open and functional. InStent manufactures stents with differing flexibilities and radial forces and in a variety of shapes and sizes to treat specific medical indications, ranging from relatively rigid esophageal stents that resist tumor ingrowth to more pliant urethral, coronary and vascular stents that must conform to delicate and intricate anatomy. The combination of InStent's stents and delivery systems enables the accurate, non-surgical placement of a variety of stents at multiple sites within the body.

To date, a majority of InStent's revenues have been derived from international sales. InStent believes that the international market for stents is substantial; however, InStent also believes that the United States market is the largest single market for stents and InStent intends to expend significant resources to pursue additional clearances and approvals to market its products in the United States.

TECHNOLOGY

InStent's self-expanding stents are manufactured from nitinol wire that is shaped into coils and then tightly wrapped around InStent's patented, catheter-based delivery system. Nitinol has unique shape-memory properties that enable the stents to return to a predetermined shape when released from the delivery system. InStent produces these delivery systems in various diameters, lengths and shapes, depending on the passageway of the body that is closed or obstructed by the stricture. During manufacturing, the stent is secured to the catheter-based delivery system. After the stent is positioned over the stricture or obstruction, the physician may either turn or pull the deployment handle on the delivery catheter, releasing the stent. As it releases, the stent expands radially to its predetermined shape, either reducing the stricture or holding open the passageway. Although InStent's stents are designed to be permanently implanted, the designs of the UroCoil urethral stent and the ProstaCoil prostatic stent are such that they can be removed, if clinically appropriate. InStent's stents are also biocompatible and may be coated with additional materials, such as anticoagulant coatings for vascular and coronary stents, to enhance their performance in specific applications. The stents are available in a variety of sizes, shapes and flexibilities to match the stricture and the surrounding anatomy. InStent also has the ability to manufacture custom stents upon physician request for patients with particularly challenging strictures.

InStent uses its core technology to produce stents with the following features:

         * Clinical Adaptability. InStent's technology enables it to produce stents with varying radial forces, flexibilities and sizes, permitting broad-based applications ranging from rigid esophageal stents to more pliant urethral, peripheral vascular and coronary stents.

         * Site-Specific Delivery Systems. InStent's catheter-based delivery systems are specifically designed with differing flexibilities, lengths and diameters to ease stent delivery to specific parts of the body.

         * Ease of Deployment. InStent's self-expanding stents are sold as a unit with the stent pre-mounted on its catheter-based delivery system. This system simplifies stent insertion and positioning and allows different sequences of release, depending upon the application, thereby facilitating accurate placement.

         * Variability of Radial Strength. The radial strength of InStent's stent can be varied for different medical indications. For example, the tight coil and high radial strength design of the EsophaCoil esophageal stent is intended to resist tumor ingrowth, while the widely-spaced, more pliant coil design of the CardioCoil coronary stent is intended to help reduce restenosis with appropriate radial strength, while minimizing the risk of damage to the vessel wall.

         * Flexibility. The longitudinal flexibility of InStent's stents eases insertion and allows normal functioning of the anatomy into which the stent is inserted.

         * Stability.The continuous outward pressure exerted by the stent reduces the possibility of unintended stent migration from the stricture site.

PRODUCTS

InStent has focused its product development efforts on the coronary, vascular, carotid, esophageal, biliary, and urology treatment markets, which InStent believes are the primary markets for application of stent technology. InStent's currently marketed products and products in development are:

     CARDIOCOIL

       Accumulations of atherosclerotic plaque in the coronary vasculature often cause stenosis or blockage of the arteries that provide blood to the heart. Most commonly, coronary artery disease reduces blood flow to the heart, causing heart attacks. Coronary PTA ("PTCA") is a common balloon dilatation procedure used worldwide to re-establish blood flow in coronary vessels that have stenosed due to atherosclerotic plaque. The effectiveness of PTCA is limited by the tendency of treated arteries to restenose or abruptly close after treatment, as well as the elastic recoil of the arteries, a condition in which the walls of the arteries return to their stenosed state. To reduce the incidence of restenosis, abrupt reclosure and elastic recoil, an increasing number of PTCAs include stent insertion after balloon dilatation. Existing stents for coronary disease include balloon-expandable or self-expanding metallic mesh stents.

       InStent has developed the CardioCoil coronary stent, which is intended for use in the coronary arteries to reduce the incidence of restenosis following PTCA. InStent has initiated marketing clinical trials in Europe and Israel. As of March 15, 1996, approximately 80 patients have been treated with the CardioCoil. InStent anticipates commercial introduction of the CardioCoil coronary stent internationally during the second half of 1996.


       In the United States, the Food and Drug Administration ("FDA") classifies the CardioCoil coronary stent as a Class III medical device, which requires receipt of a PMA prior to marketing. In September 1995, InStent received conditional approval from the FDA to begin a clinical trial of the CardioCoil coronary stent in the U.S. under an IDE. Upon completion of Phase I of the trial, which will number 70 patients, InStent anticipates following on with Phase II. The final parameters of the Phase II trial have not yet been determined. There is no assurance that such trials will be successful or will lead to a PMA submission, or of the timing or outcome of any such PMA submission.


     VASCUCOIL

       Accumulations of atherosclerotic plaque in the peripheral vasculature often cause stenosis or blockage of the arteries that provide blood to the limbs and organs. Most commonly, the disease reduces blood flow to the muscles of the leg, causing muscle pain and cramps and, in severe cases, tissue damage that may require amputation. Percutaneous Transluminal Angioplasty ("PTA") is a common balloon dilation procedure used worldwide to re-establish blood flow in vessels that have stenosed due to atherosclerotic plaque. The effectiveness of PTA is limited by the tendency of treated arteries to restenose or abruptly close after treatment. To reduce the incidence of restenosis and abrupt reclosure, an increasing number of PTA procedures incorporate stent insertion after balloon dilation. Existing stents for vascular disease include balloon-expandable or self-expanding metallic mesh stents.

       The VascuCoil peripheral vascular stent was designed for treatment of peripheral vascular disease. InStent believes that the coil design provides sufficient flexibility for normal physical activity while retaining adequate radial strength to hold the artery open. Additionally, InStent believes that the VascuCoil stent may be easier to deploy since it is mounted on a smaller-diameter, more flexible delivery catheter, rather than on a conventional balloon expansion catheter.

       InStent commenced limited international sales of the VascuCoil peripheral vascular stent in the third quarter of 1994. In the United States, the FDA classifies the VascuCoil stent as a Class III medical device that requires receipt of a PMA prior to marketing in the United States. InStent has collected two-year clinical data from 45 patients who received VascuCoil stents in European clinical trials, and InStent intends to include this data to support an IDE submission in the third quarter of 1996. There is no assurance that InStent will meet these schedules, that the FDA will approve the IDE, that such trials will be successful or will lead to a PMA submission, or of the timing or outcome of any such PMA submission.

     CAROTIDCOIL

       Another area of the vasculature susceptible to the build-up of plaque is the carotid arteries, those arteries that supply blood to the head and the neck. The plaque build-up in these arteries is most often removed in a surgical procedure known as a carotid endarterectomy. In keeping with the trend toward minimally invasive procedures, clinicians have begun to review new techniques for keeping these vessels open, including the application of stenting technology. There is also a subset of patients requiring treatment of this disease who are contraindicated for surgery because of other medical problems. Like other cardiovascular procedures that utilize stents, the deployment of a stent in the carotid arteries occurs immediately after balloon angioplasty.

       InStent is developing the CarotidCoil stent, which is designed for use in the carotid arteries to reduce the incidence of restenosis following PTA. InStent believes that these arteries are vulnerable to compression, and therefore its CarotidCoil stent features strong hoop strength to resist external crushing or crimping of the stent. Other key features of the CarotidCoil are its shape memory and flexibility.

       InStent began animal trials of the CarotidCoil stent in the fourth quarter of 1995. Because the FDA classifies the CarotidCoil stent as a Class III medical device, a PMA will be required prior to marketing in the United States. InStent anticipates filing, during the second or third quarter of 1996, an IDE requesting permission to begin a clinical trial of the CarotidCoil stent in the United States. There is no assurance that InStent will meet these schedules, that the FDA will approve the IDE, that such trials will be successful or will lead to a PMA submission, or of the timing or outcome of any such PMA submission.

     ENDOCOIL

       Patients with pancreatic cancer often develop biliary strictures, a narrowing of the bile duct caused by tumor ingrowth. These biliary strictures may cause the patient to become jaundiced and develop a fever, and frequently will result in hospitalization. These strictures have been conventionally treated with endoscopically-inserted plastic stents that have a relatively narrow diameter (because of the limitations imposed by endoscope channel size) or by self-expanding metallic stents. Because the plastic stents are relatively narrow, they tend to become clogged with bile and require frequent replacement. Self-expanding metallic stents currently marketed by competing companies have a larger diameter than plastic stents and are less prone to clog with bile, but their open-weave or mesh designs generally have not resisted tumor ingrowth effectively.

       The EndoCoil biliary stent's unique design combines a larger internal diameter than plastic stents to reduce bile clogging and tight coils that help resist tumor ingrowth. The EndoCoil biliary stent is inserted non-surgically either through a narrow, flexible endoscope placed down the patient's throat, through the stomach and into the duodenum, or percutaneously over a guide wire. Upon release within the bile duct, the EndoCoil stent self-expands to a larger diameter to permit bile passage. The EndoCoil insertion procedure generally can be performed on an outpatient basis under intravenous sedation.

       InStent commenced international sales of the EndoCoil stent in the third quarter of 1994. The FDA classifies the EndoCoil as a Class II medical device, and in September 1995, InStent received FDA 510(k) clearance to market the EndoCoil stent in the U.S. for malignant biliary obstructions due to pancreatic cancer. See " -- Sales and Marketing."

     ESOPHACOIL

       Patients in the terminal stages of esophageal cancer often develop esophageal strictures, a narrowing of the esophagus caused by tumor ingrowth. The stricture may cause the patient to lose the ability to swallow, often leading to significant weight loss and requiring extended hospitalization. Malignant esophageal strictures are typically treated with repeat dilations, fixed-caliber, plastic stents or laser ablations. Dilations and fixed-caliber stents can be painful, traumatic and have a high rate of complications, including a significant risk of mortality. Laser ablation requires sophisticated equipment and highly trained physicians, and often requires expensive repeat procedures.

       The EsophaCoil esophageal stent is designed to hold open the esophagus by exerting radial force against the stricture. The EsophaCoil stent's tight coil design resists tumor ingrowth, and its unique delivery catheter allows it to be inserted non-surgically. The EsophaCoil stent insertion procedure generally can be performed on an outpatient basis under topical anesthesia.

       InStent commenced international sales of the EsophaCoil esophageal stent in the third quarter of 1994. The FDA classifies the EndoCoil as a Class II medical device, and in February 1995, InStent received FDA 510(k) clearance to market the EsophaCoil in the United States for malignant obstructions of the esophagus due to cancer and commenced sales in March 1995.

     UROCOIL

       Men with recurrent urethral strictures experience limitations on their ability to urinate, which may cause extreme discomfort and, if left untreated, may cause complications that could necessitate Foley catheterization. Urethral strictures are generally due to fibrous tissue growth resulting from a reaction to catheters or cystoscopes or from injury, birth defect or disease and are commonly treated by urethral dilation, catheterization or surgery. Dilation is accomplished by passing successively larger diameter urethral dilation tubes through the urethra to increase the size of the lumen, a procedure that is painful and traumatic to the patient. Surgical treatment of strictures involves surgical risks as well as complications, including infection, bleeding and restenosis, which requires further treatment.

       The UroCoil urethral stent was designed to be implanted in the male urethra as an alternative to dilation, catheterization and surgery and is intended to keep the urethra open by exerting radial force against the stricture, thereby permitting passage of urine. It is a temporary, implantable stent that generally is not incorporated by the urethral mucosa, thereby permitting removal, if necessary. The large internal diameter of the UroCoil urethral stent permits cystoscopies, thereby allowing the urologist to examine the bladder without removing the stent. The UroCoil urethral stent is typically inserted in an outpatient procedure using topical anesthesia.

       InStent commenced limited international sales of the UroCoil urethral stent in 1992. In the United States, the FDA classifies the UroCoil urethral stent as a Class III medical device, which requires receipt of a PMA from the FDA prior to marketing. InStent is evaluating its development and marketing options for the UroCoil urethral stent, which may include development or marketing arrangements with third parties. While InStent has engaged in preliminary discussions with respect to such arrangements, there is no assurance InStent will enter into any such arrangements.

     PROSTACOIL

       As many men age, their prostates become enlarged and obstruct the flow of urine through the urethra. This condition is known as BPH, and results in a partial or total inability to urinate. The most common surgical intervention for BPH, transurethral resection of the prostate (known as "TURP"), presents a high operative risk for many patients. Such patients are commonly treated with an indwelling Foley catheter as an alternative to a TURP procedure. The potential disadvantages of Foley catheterization include urinary tract infections, urethral irritation, discomfort and sexual dysfunction.

       The ProstaCoil prostatic stent, indicated for bladder outlet obstructions, is designed for BPH patients who are not able to undergo TURP and patients with prostatic cancer. The ProstaCoil prostatic stent allows the urethra in the area of the prostate to remain open. The ProstaCoil stent maintains its shape with enough radial force to resist pressure from the prostate on the urethra, but with sufficient flexibility to accommodate the anatomy of the urethra. The ProstaCoil prostatic stent is inserted in the urethra under fluoroscopy and may be inserted in an outpatient procedure using topical anesthesia.

       InStent commenced limited international sales of the ProstaCoil prostatic stent in 1992. In the United States, the FDA classifies the ProstaCoil prostatic stent as a Class III medical device, which requires receipt of a PMA from the FDA prior to marketing. InStent is evaluating its development and marketing options for the ProstaCoil prostatic stent, which may include development or marketing arrangements with third parties. While InStent has engaged in preliminary discussions with respect to such arrangements, there is no assurance InStent will enter into any such arrangements.

     STENT GRAFT

       Certain diseases of the arterial vasculature, as well as trauma, birth defect and injury, cause weakening in sections of arterial walls. This weakening may result in a bulge or aneurysm in the artery, which becomes susceptible to rupturing. Such a rupture can lead to death. One of the most common and dangerous aneurysms is an abdominal aortic aneurysm ("AAA"). Currently, the only means of AAA repair is open thoracic surgery. InStent believes that a stent/graft combination using a minimally-invasive delivery technique may address the needs of the AAA market. InStent believes its current technology may be used to create a stent/graft combination and delivery system.

       In the United States, the FDA classifies stent/graft combinations as a Class III medical device, which requires receipt of a PMA prior to marketing. InStent is currently developing a prototype stent/graft combination.

     BIOABSORBABLE STENTS

       InStent has developed a bioabsorbable esophageal stent and a bioabsorbable urethral stent. Bioabsorbable stents are designed for use with benign strictures, which are commonly treated with dilation. InStent believes that insertion of a bioabsorbable stent after dilation may help reduce recurrence of the stricture, thus reducing the need for repeat dilations. Because bioabsorbable stents dissolve over time, stent removal procedures are not required after the stricture has been eliminated. InStent has commenced initial safety clinical trials of a bioabsorbable esophageal stent and of a bioabsorbable prostatic stent in Israel and Europe. No determination has been made as to whether the bioabsorbable stents under development will require 510(k) market clearance or approval of a PMA by the FDA prior to marketing in the United States.

     BALLOON EXPANDABLE STENTS

       InStent also is developing a series of balloon expandable stents of varying lengths to complement its core technology of self-expanding stents. The balloon expandable stents will be manufactured from medical grade stainless steel or other materials, and, like competing balloon expandable stents, will be deployed on a balloon catheter. The balloon expandable stent and stent delivery systems markets have been characterized by substantial litigation regarding patent and other intellectual property rights. Certain aspects of InStent's balloon expandable technology may be in conflict with certain patents held by competitors of InStent. These competitors are larger and have substantially more resources than InStent, and can be expected to expend substantial resources to enforce and/or defend the validity of their patents. The validity, scope and enforceability of one such patent held by a competitor currently is being challenged in litigation not involving InStent. While the validity, scope and enforceability of such patents cannot be determined, in the event that such patents are upheld and InStent's balloon expandable technology is determined to conflict with such patents, InStent may be precluded from selling its balloon expandable stent in certain markets, including the United States.

    In the United States, the FDA classifies the balloon expandable stent as a Class III medical device, which requires receipt of a PMA prior to marketing the balloon expandable stent in the United States.

SALES AND MARKETING


InStent markets the EsophaCoil esophageal stent and the EndoCoil biliary stent in the United States through C.R. Bard, Inc. ("Bard") pursuant to a three-year exclusive distribution agreement entered into in January 1996. Prior thereto, InStent had marketed the EndoCoil and EsophaCoil stents through independent sales representatives. The EsophaCoil, EndoCoil, VascuCoil, ProstaCoil and UroCoil stents are marketed in Canada through Bard pursuant to a five-year exclusive distribution agreement entered into in January 1996. On March 27, 1996, InStent entered into a five-year exclusive worldwide distribution agreement with Medtronic pursuant to which Medtronic will distribute InStent's CardioCoil, CarotidCoil and balloon expandable tubular coronary stents. See "Certain Transactions and Relationships Between InStent and Medtronic." In addition, InStent utilizes independent distributors for all of its other products in international markets. The distributors generally have the exclusive right to sell certain of InStent's products within a defined territory. The distributors may also market other medical products. InStent's distributors purchase InStent's products at discounts that vary by product and market. The distributors generally resell the products to health care providers such as hospitals at prices that are determined by the distributor. InStent's pricing policies continue to evolve as InStent introduces new products, develops new markets and adds new distributors.


Prior to March 1995, all of InStent's revenues were derived from export sales to nonaffiliated international distributors, primarily in Europe. To date, sales to foreign distributors have been denominated in U.S. dollars. In 1995, sales were initiated in the United States and amounted to 13% of net sales. International sales were primarily to European distributors representing 65% of company-wide sales. Exports to non-European countries totaled 23%, 19% and 19% of net sales for 1993, 1994 and 1995, respectively.

InStent may also investigate sales and marketing alliances with established medical products companies that have distribution strengths in specific markets. InStent may also seek to act as an original equipment supplier of certain stents to established medical companies where complementary product combinations exist. While InStent has engaged in preliminary discussions concerning certain of these types of arrangements, there is no assurance InStent will enter into any such arrangements.

PATENTS AND PROPRIETARY RIGHTS

InStent believes that its success is dependent to a large extent on the patent protection and proprietary nature of its technology. InStent intends to file and prosecute patent applications for technology for which it believes patent protection is effective and advisable.


InStent holds two United States patents relating to certain aspects of InStent's stent delivery and release system. These patents expire in 2010 and 2011, respectively. InStent has six United States patent applications as well as 23 Patent Cooperation Treaty (PCT) and foreign patent applications that cover the delivery and release system and certain aspects of stent technology. With respect to two of the PCT patent applications, the corresponding National Stage phases have not yet been filed. InStent's foreign patent applications have been filed in Australia, Canada, Israel, Japan, and the European Patent Office.


The patent positions of medical device companies, including those of InStent, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application either can be denied or significantly reduced before or after the patent is issued. Consequently, InStent does not know whether any of its pending patent applications will result in the issuance of patents, any existing or future patents will provide significant protection or commercial advantage or any existing or future patents will be circumvented by others. Since patent applications are secret until patents are issued in the United States or corresponding applications are published in foreign countries, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, InStent cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. There can be no assurance that patents will issue from InStent's pending or future patent applications or, if issued, that such patents will be of commercial benefit, afford InStent adequate protection from competing products or not be challenged or declared invalid.

In the event a third party has also filed a patent application relating to an invention claimed in an InStent patent application, InStent may be required to participate in an interference proceeding declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial uncertainties and cost for InStent, even if the eventual outcome is favorable to InStent. There can be no assurance that InStent's patents, if issued, would be held valid by a court of competent jurisdiction.

A number of medical device and other companies, universities and research institutions have filed patent applications or have been issued patents relating to stent implantations. If third-party patents or patent applications contain claims infringed by InStent's technology and such claims or claims in issued patents are ultimately determined to be valid, there can be no assurance that InStent would be able to obtain licenses to these patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology, either of which could have a material adverse effect on InStent's business, financial condition and results of operations. There can be no assurance that InStent will not be obliged to defend itself in court against allegations of infringement of third-party patents. Patent litigation is very expensive and could subject InStent to significant liabilities to third parties, require disputed rights to be licensed from third parties or require InStent to cease using such technology.

On September 12, 1995, InStent received a notice from a third party regarding a claim of an alleged patent infringement by InStent's UroCoil and ProstaCoil stent products. InStent's patent counsel has advised InStent that this claim is without merit and, if necessary, InStent intends to vigorously contest such claim.

InStent relies upon trade secret protection for certain unpatented aspects of other proprietary technology. There is no assurance that others will not independently develop or otherwise acquire substantially equivalent proprietary information or techniques, others will not otherwise gain access to InStent's proprietary technology or disclose such technology, or InStent can meaningfully protect its trade secrets.

InStent has seven trademarks, five of which (EndoCoil, EsophaCoil, UroCoil, ProstaCoil and InStent) are registered in the U.S. Patent and Trademark Office. Applications have been filed for registration of the marks CardioCoil, VascuCoil and CarotidCoil.

COMPETITION

Competition in the medical device industry, and specifically in the stent industry, is intense. Johnson & Johnson Interventional Systems Co. ("JJIS"), Medtronic, Schneider, Inc., Cook, Inc. and Boston Scientific Corporation ("Boston Scientific"), among others, currently compete against InStent in the development, production and marketing of stents and stent technology. Other companies, including large pharmaceutical and medical device companies, may also enter the stent technology market. Many of InStent's competitors and potential competitors have substantially greater name recognition and capital resources than does InStent and also have greater resources and expertise in the areas of research and development, obtaining regulatory approvals, manufacturing and marketing. There can be no assurance that InStent's competitors and potential competitors will not succeed in developing and marketing technologies and products that are more effective than those developed and marketed by InStent or that would render InStent's technology and products obsolete or noncompetitive. Additionally, there is no assurance that InStent will be able to compete effectively against such competitors and potential competitors in terms of manufacturing, marketing and sales.

Several self-expanding metallic stents are approved by the FDA for malignant biliary obstructions, including the WallStent, which is distributed by Schneider, Inc., the Gianturco "Z" stent, which is distributed by Cook, Inc., the Palmaz-Schatz stent, which is distributed by JJIS and the Strecker stent, which is distributed by Boston Scientific. Two other self-expanding metallic stents are approved by the FDA for malignant esophageal obstructions, an esophageal version of the WallStent and the Ultraflex stent, which is distributed by Boston Scientific. These stents and several others are marketed internationally for malignant biliary or esophageal obstructions. The JJIS Palmaz-Schatz stent is approved by the FDA for the prevention of restenosis following PTA. This stent and several others are also marketed internationally for prevention of restenosis following PTA. Currently, one coronary stent, the JJIS Palmaz-Schatz balloon-expandable stent, is approved by the FDA for the prevention of restenosis following PTCA. In addition, the Cook Gianturco-Roubin balloon-expandable stent is approved for acute or threatened collapse or closure of the artery following PTCA. These stents, and others, are marketed internationally for prevention of restenosis, and several coronary stents are in clinical trials internationally.

Some of InStent's competitors have already claimed significant market shares. InStent believes that the coronary stent marketed by JJIS and the biliary stent marketed by Schneider, Inc. have each captured in excess of 75% of their respective markets and that the vascular stents marketed by each of JJIS and Schneider, Inc. have together captured in excess of 75% of the vascular stent market. InStent believes that its products currently have an insignificant share of each stent market in which they compete. InStent believes the innovative designs of its stents may offer certain advantages over competing products. Nevertheless, earlier entrants in the market in a therapeutic area often obtain and maintain significant market share relative to later entrants into the market. There is no assurance that InStent's products will have advantages over competing products, or that the clinical trials will demonstrate such advantages.

Several competitors are developing new stent designs, including absorbable or biodegradable stents, removable stents, stents with antithrombogenic coatings, stents that are covered or coated to resist tumor ingrowth, stents that are deployed using ultrasound and drug-impregnated stents as drug delivery devices. Many of these devices target the coronary stent market. Much research is focused on developing antithrombogenic coated stents to reduce the risks of blood clot formation associated with coronary and vascular stents. There is no assurance that InStent's competitors will not develop products that are more effective than those developed by InStent or that may even render InStent's products obsolete or noncompetitive.

The medical indications that can be treated by stents can also be treated by surgery, drugs or other medical devices, many of which are widely accepted in the medical community. There is no assurance that a procedure using stent technology will be able to replace such established treatments. InStent believes that its stents currently have an insignificant share of the total treatment market for each indication that can be treated by stents relative to such alternative treatments. Additionally, new surgical procedures and medications could be developed that replace or reduce the importance of current procedures that use InStent's products. Additionally, the medical device industry is characterized by rapid and significant technological change. Accordingly, InStent's success will depend in part on its ability to respond quickly to medical and technological changes through the development and introduction of new products. Product development involves a high degree of risk and there is no assurance that InStent's new product development efforts will result in any commercially successful products.

MANUFACTURING

InStent maintains manufacturing facilities in Eden Prairie, Minnesota and Holon, Israel. InStent's Minnesota facility is regulated by the FDA, and its international facilities may be subject to FDA and other international regulatory agencies' requirements.

InStent's primary manufacturing facility, located in Eden Prairie, Minnesota, currently produces the EsophaCoil and the EndoCoil stent product lines. All aspects of product manufacture, from receipt of raw materials to shipping of finished EsophaCoil and EndoCoil stents and delivery system combinations, are conducted at this facility. InStent utilizes a third party for sterilization of the EsophaCoil and EndoCoil product lines, and has and expects to qualify alternate sources of sterilization services. The Eden Prairie facility also manufactures components of the UroCoil and the ProstaCoil stents for export and assembly by a third party in the Netherlands. Commencing in February 1996, the Eden Prairie facility also manufactured components of the CardioCoil and VascuCoil stents. The Eden Prairie facility may manufacture other products in the future, subject to market demand. The Eden Prairie facility has a current annual manufacturing capacity of approximately 60,000 stents. The Eden Prairie facility was most recently inspected by the FDA in December 1994, at which time it was determined to be in GMP compliance.

In 1995, InStent's Israel facility produced the VascuCoil peripheral vascular stent, which is in limited commercial release internationally. The Israel facility also manufactures the CardioCoil coronary stent for use in clinical trials. InStent intends to lease additional space in Israel related to development and production activities associated with its balloon expandable and CardioCoil coronary stents to support international sales.

InStent contracts with a third party in the Netherlands to assemble, sterilize, package and distribute the UroCoil urethral stent and the ProstaCoil prostatic stent from components manufactured in the Eden Prairie facility. Other stents may be similarly completed in the Netherlands in the future.

InStent has qualified alternate sources for its key raw materials, which include nitinol wire, plastic tubing and injection molded components. To date, InStent generally has manufactured products as required to meet current orders and does not maintain large inventories of finished products. InStent currently does not have an order backlog.

GOVERNMENT REGULATION


The medical devices manufactured and marketed by InStent are subject to extensive regulation by the FDA and, in some instances, by foreign governments. Pursuant to the Federal Food, Drug, and Cosmetic Act, as amended, and the regulations promulgated thereunder (the "Act"), the FDA regulates the clinical testing, manufacture, labeling, distribution, and promotion of medical devices.


A medical device manufacturer may seek clearance to market a medical device by filing a 510(k) premarket notification with the FDA if a medical device manufacturer establishes that a newly developed device is "substantially equivalent" to a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or to a device that is currently legally marketed and has received 510(k) premarket clearance from the FDA. The 510(k) premarket notification must be supported by appropriate data establishing the claim of substantial equivalence to the satisfaction of the FDA.


If substantial equivalence cannot be established or if the FDA determines that a device or a particular application for a device requires a more rigorous review, the FDA will require that the manufacturer submit a PMA that must be carefully reviewed and approved by the FDA prior to marketing the device in the United States. The first step in the PMA approval process is the submission to the FDA of the results of laboratory and animal studies and a request for permission to clinically evaluate the device in humans under an IDE. Initiation of the study requires the approval of the institutional review board of the hospital or clinic participating in the clinical trial and written informed consent from all participating patients. The PMA application must contain the results of the clinical trials, the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used for manufacture, including the method of sterilization and its assurance. In addition, the submission must include the proposed labeling, advertising literature and training methods (if required). After completion of the FDA's preliminary review, the submission is sent to an FDA-selected scientific advisory panel composed of physicians and scientists with expertise in the particular field. The FDA scientific advisory panel issues a recommendation to the FDA that may include conditions for approval. The FDA is not bound by the recommendations of the advisory panel. Toward the end of the PMA review process, the FDA will conduct an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with applicable GMP requirements. If FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will issue an approval letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter, authorizing commercial marketing of the device for certain indications. The PMA review and approval process generally takes more than a year to complete from the date of filing, and may take substantially longer, depending upon, among other things, the particular FDA review division. The FDA may also determine that additional clinical trials are necessary, in which case the PMA may be delayed for several years while additional clinical trials are conducted and submitted in an amendment to the PMA. Certain alterations in medical devices require FDA clearance, either under the 510(k) premarket notification, IDE or PMA supplement. Such IDE, 510(k) and PMA supplements relating to product alterations require the submission of the same type of information required for an initial application, but because such subsequent filings need only contain sufficient information to support the change, they are generally more brief, and the FDA attempts to act upon them in a shorter period of time. The FDA generally does not use an advisory panel review for PMA supplements.


International sales of medical devices are subject to the regulatory agency product registration requirements of each country. The regulatory review process varies from country to country. Many countries also impose product standards, packaging requirements, labeling requirements and import restrictions that are similar to those of the FDA. In addition, each country has its own tariff regulations, duties and tax requirements. InStent relies on its independent distributors to register its products and comply with foreign regulatory requirements in most countries. InStent is able to export to and sell the ProstaCoil prostatic stent, UroCoil urethral stent, EndoCoil biliary stent and EsophaCoil esophageal stent in 32 countries internationally, including the countries that InStent believes represent the most significant international markets, other than Japan. InStent is able to sell the VascuCoil peripheral vascular stent in all international markets, except Canada or Japan. InStent has applied for additional approvals and will continue to apply for others. There is no assurance as to when or whether additional approvals will be received.

InStent also plans to implement policies and procedures intended to allow InStent to receive ISO 9002 certification for its manufacturing facilities in Eden Prairie, Minnesota, and Holon, Israel. ISO 9002 certification is based on adherence to established standards in the areas of quality assurance and manufacturing process control. This certification is a significant European Union sales requirement that will permit InStent to affix the prescribed "CE" mark to its products. The European Union requires that medical devices receive a CE mark by mid-1998 in order to commercially market and sell medical products in the countries of the European Economic Area. While InStent intends to satisfy the requisite policies and procedures that will permit it to receive the CE mark certification by mid-1998, there is no assurance that it will be successful in meeting such certification requirements within this time frame or at all. InStent is also required to register with the FDA as a device manufacturer. As such, InStent's manufacturing facilities are inspected on a routine basis for compliance with GMP. The GMP regulations require that InStent manufacture its products and maintain its documents in a prescribed manner with respect to manufacturing, testing and control activities. InStent is required to comply with various FDA requirements for labeling.

InStent is required to provide information to the FDA on death or serious injuries alleged to have been associated with the use of its medical devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for unapproved applications. If the FDA believes that a company is not in compliance with the law, it can institute proceedings to detain or seize products, issue a recall, enjoin future violations and assess civil and criminal penalties against InStent, its officers and its employees. Failure to comply with the regulatory requirements could have a material adverse effect on InStent's business, financial condition and results of operations.

THIRD-PARTY REIMBURSEMENT

Health care providers, such as hospitals and physicians, that purchase medical devices such as stents, generally rely on third-party payors, principally Medicare, Medicaid and private health insurance plans, to reimburse all or part of the costs and fees associated with stents. In foreign markets, reimbursement is obtained from a variety of sources, including government authorities, private health insurance plans and labor unions. InStent's international independent distributors, and the health care providers to whom such distributors sell, generally obtain any necessary reimbursement approvals. InStent believes that domestic and international health care providers currently are reimbursed in full for the cost of purchasing InStent's stents. While InStent does not anticipate problems with third-party reimbursement, such problems could arise in the event that InStent's stents were substantially more expensive than competing stents.

PRODUCT LIABILITY AND INSURANCE

InStent's business involves the risk of product liability claims. InStent has not experienced any product liability claims to date. Although InStent maintains product liability insurance with coverage limits of $3 million per occurrence and an annual aggregate maximum of $3 million, there can be no assurance that product liability claims will not exceed such insurance coverage limits, which could have a material adverse effect on InStent, or that such insurance will be available on commercially reasonable terms or at all.

EMPLOYEES


As of March 1, 1996, InStent had approximately 72 full-time employees, including 39 in the United States and 33 in Israel. InStent also had consulting or other contract arrangements with 9 persons. Approximately 35 persons are engaged in research and development activities, 30 persons are engaged in manufacturing and engineering, 10 persons are engaged in sales and marketing, and 6 persons are devoted to support and administrative functions. No employees are covered by collective bargaining agreements, and InStent believes it maintains good relations with its employees.


                      SELECTED FINANCIAL DATA OF INSTENT
                           STATEMENT OF OPERATIONS
                     (IN THOUSANDS EXCEPT PER SHARE DATA)

                                       PERIOD FROM                                                            (UNAUDITED)
                                      APRIL 17, 1991                                                      THREE MONTHS ENDED
                                      (INCEPTION) TO               YEARS ENDED DECEMBER 31,                    MARCH 31,
                                       DECEMBER 31,
                                           1991           1992         1993         1994        1995        1995       1996
Net sales                                 $   --        $    36      $   132      $   772      $ 2,403     $  422    $ 1,004
Cost of goods sold                            --             56          278          498          918        165        354
Gross profit (loss)                           --            (20)        (146)         274        1,485        257        650
Expenses:
  Selling, general and
   administrative                            255            733        1,468        1,558        2,517        434      1,022
  Research and development                   217            368          587        1,122        1,825        251        889
  Expenses related to proposed
   merger                                     --             --           --           --           --         --        245
    Total operating expenses                 472          1,101        2,055        2,680        4,342        685      2,156
Loss from operations                        (472)        (1,121)      (2,201)      (2,406)      (2,857)      (428)    (1,506)
Other income (expense):
  Interest income, net                        24             15           27           59        1,215          5        570
  Loss on sale of assets                      --             (4)          --          (29)         (22)        --         --
    Total other income, net                   24             11           27           30        1,193          5        570
Loss before income taxes                    (448)        (1,110)      (2,174)      (2,376)      (1,664)      (423)      (936)
Provision for income taxes                    --             --           --           --           77         --         15
Net loss                                  $ (448)       $(1,110)     $(2,174)     $(2,376)     $(1,741)      (423)      (951)
Net loss per common share                 $(0.09)       $ (0.23)     $ (0.45)     $ (0.37)     $ (0.22)    $(0.07)   $ (0.09)
Weighted average common shares and
 equivalents                               4,800          4,801        4,875        6,433        8,061      6,234     10,020

                              BALANCE SHEET DATA
                                (IN THOUSANDS)

                                                                            AS OF MARCH
                                       AS OF DECEMBER 31,                       31,
                         1991     1992       1993      1994       1995          1996
Working capital          $576    $  845     $3,180    $  981    $43,344       $42,055
Total assets              719     1,064      3,682     1,754     44,764        43,899
Stockholders' equity      627       998      3,472     1,327     43,926        43,006

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS OF INSTENT

The following discussion of the financial condition and results of operations of InStent should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Proxy Statement/Prospectus.

RESULTS OF OPERATIONS


THREE MONTHS ENDED MARCH 31, 1996 AND 1995

REVENUE: For the first quarter of 1996, revenue increased 138% to $1,004,000, compared to the first quarter of 1995 revenue of $422,000. The first quarter increase was due to a 100% increase in unit sales complemented by a 19% increase in the average selling price. Two-thirds of the increase in sales volume was the result of an increase in domestic sales, made possible by both FDA clearances to market two of InStent's products domestically and InStent's distribution agreement with Bard. A change in product mix contributed to the increased average selling price as sales shifted from the lower priced urology products to the higher priced esophageal and biliary products.

GROSS PROFIT: Gross margins improved from 61% in the first quarter of 1995 to 65% in the first quarter of 1996. The improved margins were generated by the higher average selling prices, offset slightly by the change in product mix to products with a greater average product cost. The increase in sales volume resulted in improved production efficiencies causing overall product costs to decline.

OPERATING EXPENSES: Operating expenses increased 176% in the first quarter of 1996, excluding expenses related to the proposed merger, to $1,911,000, compared to $685,000 in the first quarter of 1995. Selling, general and administrative expenses increased 135%, proportionate with the increase in sales, due to expenses incurred to support InStent's growth as well as costs associated with being a public company. Research and development expense increased 254% to $889,000 for the first quarter of 1996 compared to $251,000 for the first quarter of 1995, due to the acceleration of new product development, particularly a balloon expandable stent, and work related to FDA IDE submissions.

OTHER INCOME: Other income, which consists primarily of interest income, increased in the first quarter of 1996 to $570,000 from $5,000 for the first quarter of 1995, due to significantly higher cash and investment balances as a result of proceeds from InStent's initial public offering which closed on July 5, 1995.

NET LOSS: InStent recorded a net loss of $951,000 in the first quarter of 1996, compared to a net loss of $423,000 for the first quarter of 1995. Although the gross margins improved with the increased average selling prices, the acceleration of new product development and product introductions were greater, creating a larger loss in the first quarter of 1996 than the comparable period in 1995, excluding the first quarter 1996 expenses related to the Merger.


YEARS ENDED DECEMBER 31, 1995 AND 1994


NET SALES: In 1995, net sales increased 211% to $2,403,000 compared to 1994 net sales of $772,000. Unit sales increased 153% and the average selling price increased 23%. The unit sales increase is primarily due to increased market penetration in Europe. Additional increases in the unit sales occurred in the U.S. after receiving FDA clearance for marketing InStent's EsophaCoil esophageal stent and EndoCoil biliary stent in February 1995 and September 1995, respectively. The average selling price increased in 1995 over 1994 due to shifts in product mix to higher priced products and shifts in market mix to the generally higher-priced U.S. market.


GROSS PROFIT: Gross profit margins improved from 36% in 1994 to 62% in 1995. The increased volume contributed directly to the improved utilization of InStent's manufacturing capacity, and the increase in the average selling price positively affected the margin.


OPERATING EXPENSES: Operating expenses increased 62% from $2,680,000 in 1994 to $4,342,000 in 1995. Selling, general and administrative expenses increased 62% to support the sales increase of 211%. The expense increase was largely due to activity in the U.S. market for the introduction of new products which includes increased participation in trade shows and sales commissions. Research and development expenses increased 63% due to the acceleration of new product development in support of international clinical studies and FDA IDE submissions.


OTHER INCOME: Other income, which consists primarily of interest income, increased from $30,000 in 1994 to $1,193,000 in 1995, due to significantly higher cash and investment balances as a result of proceeds from the initial public offering that closed on July 5, 1995.

NET LOSS: InStent recorded a net loss of $1,741,000 for 1995, compared to a net loss of $2,376,000 in 1994, or a reduction in net loss of 27%. The increase in net sales, improving gross margins and increase in interest income were offset by the additional operating expenses incurred to support InStent's growth.

YEARS ENDED DECEMBER 31, 1994 AND 1993

NET SALES. In 1994, net sales increased 485% to $772,000 compared to 1993 net sales of $132,000. Unit sales increased 193% from 1993 to 1994. The unit sales increase is largely attributable to the introduction of new products, InStent's expanded distributor network and, to a lesser extent, increased market penetration in each of its markets. Approximately 50% of InStent's unit sales were attributable to sales of InStent's EsophaCoil esophageal stent and EndoCoil biliary stent, which were introduced in the third quarter of 1994. The addition of new distributors in Korea, Spain, Greece and Finland contributed an aggregate of $132,000 toward the increase in net sales. InStent's sales in Germany, France and Italy each increased 400% or more as compared to 1993. In addition, InStent's average selling price to distributors doubled as InStent phased out its introductory distributor pricing for its then-current products.

GROSS PROFIT (LOSS). Margins improved from a negative 111% margin in 1993 to a positive 36% margin in 1994. InStent increased production during 1994 due to the 193% increase in unit sales compared with 1993, resulting in a more efficient utilization of manufacturing capacity, which InStent had increased in the second half of 1993 in anticipation of increases in sales volumes.

OPERATING EXPENSES. Operating expenses increased 30% in 1994 to $2,680,000, compared to $2,055,000 in 1993. The increase is primarily due to a 92% increase in research and development expenses, from $587,000 in 1993 to $1,122,000 in 1994, as InStent accelerated development activity for its vascular and coronary stents. The increase is also due to increased selling and marketing expenses and operating expenses for InStent Europe B.V., which InStent established during 1994.

OTHER INCOME. Interest income for 1994 increased to $59,000 from $27,000 in 1993, resulting from a full year's interest on proceeds received from the sales of its capital stock.

NET LOSS. InStent experienced a net loss of $2,376,000 in 1994, an increase of 9% over the prior year's loss of $2,174,000. The increase in sales activity partially offset the increased research and development expenses.

LIQUIDITY AND CAPITAL RESOURCES

InStent's cash and cash equivalents and short-term investments increased $41,837,000 to $42,566,000 at December 31, 1995. Cash used by InStent's operations was $1,942,000, $2,101,000 and $1,945,000 for 1993, 1994 and 1995,
respectively. Until July 1995, proceeds from private placements provided the required working capital. On July 5, 1995 InStent's initial public offering closed, resulting in approximately $41,500,000 of net proceeds, including the partial exercise of the Underwriters' over-allotment option. InStent believes that the net proceeds from the initial public offering and cash flows from current product sales will be sufficient to fund its operations and planned new product development for the foreseeable future.


Historically, capital expenditures have not been significant. However, as InStent accelerates its growth through new product introductions, capital expenditures have increased. For the first three months of 1996, capital expenditures were $437,000.

InStent's exposure to foreign currency fluctuations has been limited to date since most of InStent's sales have been denominated in U.S. currency and because neither of InStent's international subsidiaries has had significant assets.



As of December 31, 1995, InStent had no outstanding debt. Working capital, at the end of 1995 increased to $43,344,000 primarily due to the initial public offering, compared to $981,000 at December 31, 1994. Working capital at the end of the first quarter of 1996 decreased slightly to $42,055,000 primarily due to the accelerated spending in support of new products.


OUTLOOK

Although InStent currently markets five stents internationally, to date only the EsophaCoil esophageal and EndoCoil biliary product lines are cleared to market in the United States. InStent will incur substantial clinical research and other costs in connection with obtaining regulatory approvals for its products in the United States. InStent expects to continue to incur losses until at least such time, if ever, as its products achieve broader market acceptance internationally and domestically, and as it receives additional regulatory approvals to market a broad line of its products in the more significant geographic markets. InStent's longer-term prospects are highly dependent on successful development, timely receipt of regulatory approvals and market acceptance of InStent's products.

               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                          AND MANAGEMENT OF INSTENT


The following table sets forth certain information regarding the beneficial ownership of InStent Common Stock as of the date hereof, by: (i) each person known by InStent to be the beneficial owner of more than 5% of InStent's Common Stock, (ii) each director, (iii) each executive officer for whom disclosure is required pursuant to Item 403 of Regulation S-K and (iv) all executive officers and directors of the InStent as a group.




                                         BENEFICIAL OWNERSHIP(1)
NAME AND ADDRESS OF BENEFICIAL OWNER        NUMBER        PERCENT
Lewis Pell                                  740,667(2)      7.3
 40 Ramland Road South
 Orangeburg, NY 10962

Mordechay Beyar, M.D.                       731,833         7.2
 5 Hazorff Street
 Holon, Israel

Katsumi Oneda                               674,000         6.6
 40 Ramland Road South
 Orangeburg, NY 10962

Warren Bielke                               533,333(3)      5.2
 6271 Bury Drive
 Eden Prairie, MN 55346

Rafael Beyar, M.D. D.Sc.                    469,167         4.6

Daniel Yachia, M.D.                         181,166(4)      1.8

Kenneth W. Anstey                             7,000(5)       *

All executive officers and
  directors as a group (10 persons)(4)    3,563,665(6)     35.0

* Less than 0.1%

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes generally voting power and/or investment power with respect to securities. Shares of InStent Common Stock subject to options currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Shares of InStent Common Stock that are subject to options that will vest upon consummation of the Merger, but are not otherwise exercisable within 60 days from the date hereof, are not deemed outstanding. Except as otherwise indicated, InStent believes that the beneficial owners of the Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable, and that there are no other affiliations among the stockholders listed in the table.

(2) Does not include an aggregate 100,000 shares of InStent Common Stock held by immediate family members who share such person's household, as to which shares Mr. Pell disclaims beneficial ownership.

(3) Includes 66,667 shares of InStent Common Stock held by Mr. Bielke as custodian for the benefit of his two minor children, as to which shares Mr. Bielke disclaims beneficial ownership.

(4) Does not include an aggregate 176,000 shares of InStent Common Stock held by immediate family members sharing such person's household, as to which shares Dr. Yachia disclaims beneficial ownership.

(5) Includes 7,000 shares of InStent Common Stock issuable upon exercise of options. Does not include 3,000 shares of InStent Common Stock issuable upon exercise of options that will vest and become exercisable upon consummation of the Merger.

(6) See notes 2, 4, 5 and 6 above. Includes an aggregate 124,333 shares of InStent Common Stock issuable upon exercise of options within 60 days. Does not include an aggregate 122,334 shares of InStent Common Stock issuable upon exercise of options that will vest and become exercisable upon consummation of the Merger.



                    CERTAIN TRANSACTIONS AND RELATIONSHIPS
                        BETWEEN INSTENT AND MEDTRONIC


Subsequent to their execution of the Merger Agreement, InStent and Medtronic also executed a five-year Distribution Agreement, dated as of March 27, 1996 (the "Distribution Agreement"), pursuant to which InStent appointed Medtronic its exclusive worldwide distributor of coronary and carotid stent products. Under the Distribution Agreement, InStent is prohibited from appointing any other distributor of identified products and is also prohibited from marketing such products itself or effecting direct sales to dealers or retailers. Additionally, Medtronic is prohibited from selling or accepting orders for any other expandable coronary or carotid stents, other than with respect to stent products that Medtronic owns, develops or otherwise acquires for sale and distribution. The Distribution Agreement runs through April 1, 2001, and its effectiveness is not contingent upon consummation of the Merger.

                                LEGAL MATTERS


The validity of the Medtronic Common Stock to be issued in connection with the Merger will be passed upon for Medtronic by Fredrikson & Byron, P.A., Minneapolis, Minnesota. Members of such firm own, in the aggregate, approximately 46,600 shares of Medtronic Common Stock.

Certain legal matters for InStent, including the federal income tax consequences in connection with the Merger, were passed upon by Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership, Minneapolis, Minnesota. Members of such firm own, in the aggregate, approximately 6,426 shares of Medtronic Common Stock. Such firm also renders legal services to Medtronic from time to time.


                                   EXPERTS

The consolidated financial statements incorporated in this Proxy Statement/Prospectus by reference to the Annual Report on Form 10-K of Medtronic, Inc. for the fiscal year ended April 30, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements of InStent Inc. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Proxy Statement/Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                        INDEX TO FINANCIAL STATEMENTS

                                                                     PAGE
INSTENT INC.

  Report of Independent Accountants                                   F-2


  Consolidated Balance Sheets as of December 31, 1994 and 1995
   and March 31, 1996 (unaudited)                                     F-3

  Consolidated Statements of Operations for the years ended
   December 31, 1993, 1994 and 1995 and the three months ended
   March 31, 1995 and 1996 (unaudited)                                F-4

  Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 1993, 1994 and 1995 and the three months ended
   March 31, 1996 (unaudited)                                         F-5

  Consolidated Statements of Cash Flows for the years ended
   December 31, 1993, 1994 and 1995 and the three months ended
   March 31, 1995 and 1996 (unaudited)                                F-6


  Notes to Consolidated Financial Statements                          F-7

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of InStent Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of InStent Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
Price Waterhouse LLP
Minneapolis, Minnesota
February 19, 1996


                                 INSTENT INC.
                         CONSOLIDATED BALANCE SHEETS
              (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                     (UNAUDITED)
                                                                  DECEMBER 31,        MARCH 31,
                                                                1994        1995         1996
                           ASSETS
Current assets:
  Cash and cash equivalents                                    $   729    $23,494      $35,933
  Short-term investments                                            --     19,072        5,164
  Accounts receivable, net                                         264        974        1,280
  Inventories                                                      355        162           63
  Prepaid expenses and other current assets                         60        480          508
    Total current assets                                         1,408     44,182       42,948
  Equipment and fixtures, net                                      239        451          826
  Intangible assets, net                                           107        131          125
    Total assets                                               $ 1,754    $44,764      $43,899
                       LIABILITIES AND
                     STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                             $   200    $   544      $   506
  Accrued compensation and related benefits                         48         90          162
  Accrued royalties to related parties                              28         54           19
  Other current liabilities                                        151        150          206
    Total current liabilities                                      427        838          893
Commitments                                                         --         --           --
Stockholders' equity:
  Common stock, par value $.01 per share; 25,000,000 shares
   authorized, 6,432,963, 10,016,560 and 10,026,360 issued
   and outstanding, respectively                                    64        100          100
  Additional paid-in capital                                     7,361     51,686       51,706
  Accumulated deficit                                           (6,108)    (7,849)      (8,800)
  Cumulative translation adjustment                                 10        (11)          --
    Total stockholders' equity                                   1,327     43,926       43,006
    Total liabilities and stockholders' equity                 $ 1,754    $44,764      $43,899


See accompanying notes to consolidated financial statements.

                                 INSTENT INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                                                  (UNAUDITED)
                                                                               THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,              MARCH 31,
                                           1993         1994         1995       1995       1996
Net sales                                $   132       $   772      $ 2,403    $  422    $ 1,004
Cost of goods sold                           278           498          918       165        354
Gross profit (loss)                         (146)          274        1,485       257        650
Expenses:
 Selling, general and administrative       1,468         1,558        2,517       434      1,022
 Research and development                    587         1,122        1,825       251        889
 Expenses related to proposed merger         --            --           --        --        245
    Total operating expenses               2,055         2,680        4,342       685      2,156
Loss from operations                      (2,201)       (2,406)      (2,857)     (428)    (1,506)
Other income (expense):
 Interest income, net                         27            59        1,215         5        570
 Loss on sale of assets                       --           (29)         (22)       --         --
    Total other income, net                   27            30        1,193         5        570
Loss before income taxes                  (2,174)       (2,376)      (1,664)     (423)      (936)
Provision for income taxes                    --            --           77        --         15
Net loss                                 $(2,174)      $(2,376)     $(1,741)   $ (423)   $  (951)
Net loss per common share                $  (.45)      $  (.37)     $  (.22)   $ (.07)   $  (.09)
Weighted average common shares             4,875         6,433        8,061     6,234     10,020


See accompanying notes to consolidated financial statements.

                                 INSTENT INC.
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (IN THOUSANDS)

                                    PREFERRED STOCK
                                     SERIES A AND B      COMMON STOCK
                                                                         ADDITIONAL                  CUMULATIVE
                                   NUMBER              NUMBER             PAID-IN    ACCUMULATED     TRANSLATION
                                  OF SHARES   AMOUNT  OF SHARES   AMOUNT  CAPITAL      DEFICIT       ADJUSTMENT          TOTALS

Balance, December 31, 1992           703       $ 35     4,814      $ 48   $ 2,466      $(1,558)         $  7            $   998
  Sales of stock for cash            230         11        --        --       851           --            --                862
  Sales of stock for cash,
   less
   expense of $103                    --         --       686         7     3,390           --            --              3,397
  Conversion of preferred
    stock to common stock           (933)       (46)      933         9        37           --            --                 --
  Stock options recognized as
   compensation                       --         --        --        --       382           --            --                382
  Net loss for 1993                   --         --        --        --        --       (2,174)           --             (2,174)
  Adjustment for foreign
   currency translation               --         --        --        --        --           --             7                  7
Balance, December 31, 1993            --         --     6,433        64     7,126       (3,732)           14              3,472
  Stock options recognized as
   compensation                       --         --        --        --       235           --            --                235
  Net loss for 1994                   --         --        --        --        --       (2,376)           --             (2,376)
  Adjustment for foreign
   currency translation               --         --        --        --        --           --            (4)                (4)
Balance, December 31, 1994            --         --     6,433        64     7,361       (6,108)           10              1,327
  Redemption of shares                --         --      (412)       --        (4)           4            --                 --
  Stock options exercised             --         --        93         1       192           --            --                193
  Stock options recognized as
   compensation                       --         --        --        --       159           --            --                159
  Sales of stock for cash             --         --       412         4     2,467           --            --              2,471
  Initial public offering,
   less
   expenses of $3,841                 --         --     3,491        35    41,503           --            --             41,538
  Net loss for 1995                   --         --        --        --        --       (1,741)           --             (1,741)
  Adjustment for foreign
   currency translation               --         --        --        --        --           --           (21)               (21)
Balance, December 31, 1995            --         --    10,017       100    51,686       (7,849)          (11)            43,926
  Stock options exercised
   (unaudited)                        --         --         9        --        18           --            --                 18
  Stock options recognized as
   compensation (unaudited)           --         --        --        --         2           --            --                  2
  Net loss for three months
   ended March 31, 1996
   (unaudited)                        --         --        --        --        --         (951)           --               (951)
  Adjustment for foreign
   currency translation
   (unaudited)                        --         --        --        --        --           --            11                 11
Balance, March 31, 1996
 (unaudited)                          --       $ --    10,026      $100   $51,706      $(8,800)         $ --            $43,006


See accompanying notes to consolidated financial statements.

                                 INSTENT INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)



                                                                                              (UNAUDITED)
                                                                                           THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,             MARCH 31,
                                                        1993         1994        1995       1995       1996
Operating activities:
  Net loss                                            $(2,174)     $(2,376)    $ (1,741)   $ (423)   $  (951)
  Adjustments to reconcile net loss to net cash
   used by operating activities:
    Depreciation and amortization                          66           81          141        19         70
    Loss on disposal of equipment and fixtures             --           29           22        --         --
    Stock options recognized as compensation              382          235          159        55          2
    Changes in operating assets and liabilities:
      Receivables                                        (156)        (149)        (710)     (115)      (306)
      Inventories                                        (164)        (158)         193        78         99
      Prepaid expenses and other                           (8)          21         (420)       (1)       (28)
      Current liabilities                                 112          216          411      (146)        55
       Net cash used by operating activities           (1,942)      (2,101)      (1,945)     (533)    (1,059)
Investing activities:
  Purchase of equipment and fixtures                     (161)        (105)        (373)      (33)      (437)
  Proceeds from sale of equipment                          --            8           28        --         --
  Patents and trademarks                                  (23)         (68)         (54)       --         (2)
  Net purchases of short-term investments                  --           --      (19,072)       --     13,908
       Net cash used by investing activities             (184)        (165)     (19,471)      (33)    13,469
Financing activities:
  Proceeds from sale/issuance of stock                  4,259           --       44,202     1,100         18
       Net cash provided by financing activities        4,259           --       44,202     1,100         18
Effects of exchange rate changes on cash                    7           (4)         (21)        1         11
Net increase (decrease) in cash and
 cash equivalents                                       2,140       (2,270)      22,765       535     12,439
Cash and cash equivalents:
  Beginning of period                                     859        2,999          729       729     23,494
  End of period                                       $ 2,999      $   729     $ 23,494    $1,264    $35,933
Supplemental disclosures of cash flow
 information:
  Cash paid for interest                              $     5      $     4     $      2    $    1    $    --


See accompanying notes to consolidated financial statements.

                        INSTENT INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

NOTE 1 -- OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF COMPANY

InStent Inc. (the Company) was incorporated on April 17, 1991 to design, develop, manufacture and market a variety of stents with non-surgical applications in the coronary, vascular, gastroenterology and urology markets. The Company commenced sales in the United States in 1995 with gastroenterology products while continuing to sell a majority of its product lines internationally. The Company is currently developing and awaiting regulatory clearance for other products.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its 99% owned subsidiary, InStent (Israel) Ltd. and its 100% owned subsidiary, InStent B.V. All intercompany transactions have been eliminated in consolidation. The minority interest in InStent (Israel), Ltd. is included in other current liabilities and other income and is insignificant.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of foreign subsidiaries are translated at the exchange rates in effect at the balance sheet date. Expenses are translated at the average exchange rates prevailing during the period. Translation adjustments arising from the use of differing exchange rates are included in the foreign currency translation adjustment account in stockholders' equity.

DISCLOSURE OF SIGNIFICANT RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

Sales are recognized generally at the time products are shipped to the customer. The allowance for doubtful accounts was $25,000 and $50,000 at December 31, 1994 and 1995, respectively. Additionally, the Company has a $72,000 provision for product returns at December 31, 1995.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market. Equipment and Fixtures

Equipment and fixtures are recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets of five to seven years. Depreciation for 1993, 1994 and 1995 was approximately $50,000, $64,000 and $111,000, respectively.

INTANGIBLE ASSETS

Costs incurred to obtain and secure patents and trademarks are capitalized and amortized using the straight-line method over five to seven years. Amortization expense for 1993, 1994, and 1995 was approximately $16,000, $17,000 and $30,000, respectively. Accumulated amortization at December 31, 1994 and 1995 was approximately $53,000 and $83,000, respectively. Management assesses the future realizability of these intangible assets based upon projected future undiscounted cash flows in accordance with Statement of Financial Accounting Standards No. 121.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed when incurred.

NET LOSS PER COMMON SHARE

Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period presented. Common stock equivalents such as options and warrants were not included in this calculation as the effect on amounts reported would be antidilutive.

UNAUDITED INFORMATION


The unaudited March 31, 1995 and 1996 financial statements, included herein, have been prepared by the Company. The information furnished in the unaudited financial statements includes only normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of such financial statements. Results for the three months ended March 31, 1995 and 1996, are not necessarily indicative of results for the full years.


NOTE 2 -- INVENTORIES

Inventories consist of the following:

                                     DECEMBER 31,
                                   1994        1995
Raw materials and assemblies     $129,000    $ 83,000
Finished goods                    226,000      79,000
                                 $355,000    $162,000

NOTE 3 -- EQUIPMENT AND FIXTURES

Equipment and fixtures consist of the following:

                                         DECEMBER 31,
                                      1994          1995
Manufacturing and lab equipment     $ 265,000     $ 418,000
Furniture and office equipment         89,000       234,000
                                      354,000       652,000
Less: Accumulated depreciation       (115,000)     (201,000)
                                    $ 239,000     $ 451,000

NOTE 4 -- INVESTMENTS

The Company accounts for its investments in accordance with FAS 115, "Accounting for Certain Investments in Debt and Equity Securities". At December 31, 1995, the entire portfolio consists of fixed income securities which are categorized as held-to-maturity.

The Company's held-to-maturity investments are carried at amortized cost and approximate market value as noted below:


                                                 GROSS         GROSS
                                AMORTIZED     UNREALIZED    UNREALIZED       MARKET
DECEMBER 31, 1995                 COST           GAINS        LOSSES          VALUE
U.S. Treasury Securities       $16,067,000      $17,000         $--        $16,084,000
Corporate Securities             3,005,000        1,000          --          3,006,000
Total investment portfolio     $19,072,000      $18,000         $--        $19,090,000

The investments held at December 31, 1995 are interest bearing securities with maturities ranging from ninety days to less than one year.

NOTE 5 -- STOCKHOLDERS' EQUITY

RECAPITALIZATION

On June 2, 1995, the Company declared a 4 for 3 stock split of its common stock effective June 15, 1995, and increased its authorized common stock to 25,000,000 shares and authorized 3,000,000 shares of undesignated preferred stock. All share and per share data included in the financial statements and related notes have been adjusted to give retroactive effect to the split.

STOCK OPTIONS

The Company's 1995 Stock Option Plan provides for the issuance of up to 700,000 options to acquire shares of common stock. Options under the plan may be incentive or non-qualified stock options and may be issued, at the Company's discretion, to employees, directors and others. As of December 31, 1995, the Company has granted 391,000 options from the plan.

The Company's 1993 Stock Option Plan was closed in May 1995 after issuing 550,668 options to acquire shares of common stock.

A summary of stock option transactions is as follows:

                                            INCENTIVE
                                              STOCK       NON-QUALIFIED      TOTAL      PRICE RANGE
                                             OPTIONS      STOCK OPTIONS     OPTIONS      PER SHARE

Outstanding at December 31, 1993                  --         430,000        430,000     $ .01 - $ 1.50
 Granted                                      26,667              --         26,667             $5.10
Outstanding at December 31, 1994              26,667         430,000        456,667     $ .01 - $ 5.10
 Granted                                     287,370         197,631        485,001     $5.10 - $15.25
 Exercised                                    29,532          63,334         92,866     $ .01 - $ 5.10
Outstanding at December 31, 1995             284,505         564,297        848,802     $ .01 - $15.25
  Exercised (unaudited)                        3,134           6,666          9,800     $ .75 - $ 5.10
  Cancelled (unaudited)                       15,000              --         15,000            $15.25
Outstanding at March 31, 1996
 (unaudited)                                 266,371         557,631        824,002     $ .01 - $15.25
Exercisable at March 31, 1996
 (unaudited)                                  41,226         411,443        452,669     $ .01 - $15.25


Incentive and non-qualified stock options are generally exercisable on the anniversary of the date of grant in cumulative yearly amounts ranging from twenty to fifty percent per year.

The Financial Accounting Standards Board has issued FAS 123, "Accounting for Stock Based Compensation." FAS 123 establishes a fair value based method of accounting for employee stock based compensation plans and encourages companies to adopt that method. However, it also allows companies to continue to apply the intrinsic value based method currently prescribed under APB Opinion No. 25, provided certain pro forma disclosures are made. FAS 123 is not required to be adopted by the Company until 1996 and the adoption of FAS 123 will not have a material impact on the Company.

COMPENSATORY OPTIONS

When the option price for non-qualified options is less than the fair market value at the date of grant, the Company recognizes compensation expense ratably over the vesting period. The Company recorded compensation expense related to stock options of approximately $382,000, $235,000 and $159,000 in 1993, 1994 and 1995, respectively.

SHARE REDEMPTION

On February 17, 1995, the Company terminated its development and other agreements with a corporation which had purchased 686,296 shares of the Company's common stock in 1993. As part of this agreement, the corporation returned 411,779 shares to the Company. In February 1995, through a private placement offering, the Company sold the 411,779 shares at $6.00 per share and received proceeds of $2.5 million. Because these transactions were with a significant shareholder, no gain was recognized. The shares returned were treated as a treasury stock transaction at par value.

NOTE 6 -- INCOME TAXES

The Company provides for income taxes in accordance with Statement of Financial Accounting Standard No. 109 (SFAS 109). SFAS 109 is an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements.

At December 31, 1994 and 1995, the Company has deferred tax assets which consist primarily of the future benefit of net operating loss carryforwards and the difference in financial and tax bases of certain assets and liabilities. The valuation allowance limits the recognition of the benefit of deferred tax assets until realization is reasonably assured by future profitability.

The following is a summary of deferred taxes:

                                       1994            1995

Net operating loss                  $ 1,880,000     $ 1,439,000
Compensatory stock options              228,000         284,000
Allowance for doubtful accounts           9,000          18,000
Inventories                              30,000          80,000
Intangible assets                        19,000          30,000
Other                                    43,000          84,000
 Total deferred tax assets            2,209,000       1,935,000
Less: Valuation allowance            (2,209,000)     (1,935,000)
Net deferred tax asset              $         0     $         0


The Company has net operating loss carryforwards available for income tax purposes at December 31, 1995 of approximately $3,950,000 which may be applied against future taxable income and expires between 2006 and 2010.

The 1995 tax provision represents taxes imposed by foreign jurisdictions.

NOTE 7 -- LEASE COMMITMENTS

The Company occupies its corporate office and its facilities in Israel under operating leases. Minimum rental commitments of more than one year are as follows:

YEAR ENDING DECEMBER 31,      AMOUNT
  1996                       $145,000
  1997                        150,000
  1998                        120,000
  1999                         55,000
                             $470,000

The Company is responsible for its portion of shared expenses, as defined in the agreement, in addition to the base rent. Rent and shared expenses were approximately $95,000, $128,000 and $163,000 in 1993, 1994 and 1995,
respectively.

NOTE 8 -- RELATED PARTY TRANSACTIONS

In 1991, the Company entered into annually renewable consulting agreements with three stockholders who are also directors, which provide for payments of $35,000 to each per year for consulting services. One of these agreements was amended effective August, 1995 to increase payments to $120,000 per year. Total consulting expenses under these agreements were $105,000 for 1993 and 1994 and $168,000 for 1995. These agreements also require royalty payments of 3% of net sales less certain expenses. Royalties for 1993, 1994 and 1995 were approximately $4,000, $23,000 and $65,000, respectively.

In January 1994, the Company entered into a consulting agreement with another corporation. A director and stockholder of the Company controls this corporation. The agreement provides for payments of $1,500 per month, amended November 1995, to increase payments to $2,500 per month and may be cancelled at the discretion of either party. The costs related to this agreement totalled $18,000 and $20,000 in 1994 and 1995, respectively.

NOTE 9 -- EXPORT SALES AND MAJOR CUSTOMERS

In 1995, sales were initiated in the United States and amounted to 13% of net sales. International sales were primarily to European distributors representing 65% of Company-wide sales.

Exports to non-European countries, which consisted primarily of Australia, Israel, Korea, Canada, Hong Kong and Venezuela, totalled 23%, 19% and 19% of net sales for 1993, 1994 and 1995, respectively. No geographical area outside the United States has assets of more than ten percent of consolidated assets; however, substantially all research and development expenses were incurred by the Company's subsidiary in Israel. Sales to major distributors that exceeded 10% of annual net sales were as follows:


DISTRIBUTOR          A         B         C         D         E         F         G
1993                18%                 13%       11%       13%       15%       17%
1994                17%       14%       13%
1995                13%       20%       16%

NOTE 10 -- SUBSEQUENT EVENTS (UNAUDITED)


A three-year exclusive distribution agreement was signed January 9, 1996 with C.R. Bard, Inc. to distribute the Company's EsophaCoil esophageal stents and EndoCoil biliary stents in the United States.

On March 22, 1996, InStent, entered into a merger agreement with Medtronic, Inc., pursuant to which InStent shareholders will receive 0.3833 shares of Medtronic common stock for each share of InStent common stock. Outstanding options exercisable for InStent common stock will be exercisable for Medtronic common stock at the same conversion ratio. The Merger Agreement calls for a pooling of interests transaction. Consummation of the Merger is subject to customary conditions, including registration with the Securities and Exchange Commission, approval of InStent's shareholders and receipt of Hart-Scott-Rodino approvals. The Company's principal shareholders, directors, executive officers and certain of their family members, who in the aggregate own approximately 37% of the Company's outstanding common stock, have agreed to vote their shares for the Merger. During the three months ended March 31, 1996, the Company expensed $245,000 related to the proposed Merger.

Subsequent to the execution of the Merger Agreement, the Company and Medtronic also executed a five-year Distribution Agreement dated as of March 27, 1996, pursuant to which the Company appointed Medtronic its exclusive worldwide distributor of coronary and carotid stent products. This agreement is not contingent upon the consummation of the Merger.




                                                                      APPENDIX A


                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                                MEDTRONIC, INC.,

                             BYR ACQUISITION CORP.,

                                       AND

                                  INSTENT INC.



                                 March 22, 1996




                                TABLE OF CONTENTS


ARTICLE 1         THE MERGER; CONVERSION OF SHARES.....................................................A-5
         1.1      The Merger...........................................................................A-5
         1.2      Effective Time.......................................................................A-5
         1.3      Conversion of Shares.................................................................A-5
         1.4      Dissenting Shares....................................................................A-6
         1.5      Exchange of Company Common Stock.....................................................A-6
         1.6      Exchange of Acquisition Subsidiary Common Stock......................................A-8
         1.7      Stock Options........................................................................A-8
         1.8      Capitalization Changes...............................................................A-8
         1.9      Certificate of Incorporation of the Surviving Corporation............................A-8
         1.10     Bylaws of the Surviving Corporation..................................................A-9
         1.11     Directors and Officers of the Surviving Corporation..................................A-9

ARTICLE 2         CLOSING..............................................................................A-9
         2.1      Time and Place.......................................................................A-9
         2.2      Filings at the Closing...............................................................A-9

ARTICLE 3         REPRESENTATIONS AND WARRANTIES OF THE COMPANY........................................A-9
         3.1      Organization.........................................................................A-9
         3.2      Authorization........................................................................A-9
         3.3      Capitalization......................................................................A-10
         3.4      Reports and Financial Statements....................................................A-10
         3.5      Absence of Undisclosed Liabilities..................................................A-11
         3.6      Consents and Approvals..............................................................A-11
         3.7      Compliance with Laws................................................................A-11
         3.8      Litigation..........................................................................A-12
         3.9      Absence of Material Adverse Changes.................................................A-12
         3.10     Environmental Laws and Regulations..................................................A-12
         3.11     Officers, Directors and Employees...................................................A-13
         3.12     Taxes...............................................................................A-13
         3.13     Contracts...........................................................................A-14
         3.14     Title to Properties; Liens..........................................................A-15
         3.15     Permits, Licenses, Etc..............................................................A-15
         3.16     Intellectual Property Rights........................................................A-15
         3.17     Benefit Plans.......................................................................A-15
         3.18     Minute Books........................................................................A-17
         3.19     Insurance Policies..................................................................A-17
         3.20     Bank Accounts.......................................................................A-17
         3.21     Powers of Attorney..................................................................A-17
         3.22     Product Liability Claims............................................................A-17
         3.23     Warranties..........................................................................A-18
         3.24     Inventories.........................................................................A-18
         3.25     Relations with Suppliers and Customers..............................................A-18
         3.26     No Finders..........................................................................A-18
         3.27     Proxy Statement.....................................................................A-18
         3.28     Merger Filings......................................................................A-19
         3.29     Fairness Opinion....................................................................A-19
         3.30     Disclosure..........................................................................A-19

ARTICLE 4         REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION
                  SUBSIDIARY..........................................................................A-19
         4.1      Organization........................................................................A-19
         4.2      Authorization.......................................................................A-19
         4.3      Capitalization......................................................................A-19
         4.4      Consents and Approvals..............................................................A-20
         4.5      Reports; Financial Statements; Absence of Changes...................................A-20
         4.6      Registration Statement..............................................................A-20
         4.7      Merger Filings......................................................................A-21
         4.8      No Finders..........................................................................A-21

ARTICLE 5         COVENANTS...........................................................................A-21
         5.1      Conduct of Business of the Company..................................................A-21
         5.2      No Solicitation.....................................................................A-23
         5.3      Access and Information..............................................................A-23
         5.4      Approval of Shareholders; Proxy Statement; Registration Statement...................A-24
         5.5      Consents............................................................................A-25
         5.6      Affiliates' Letters.................................................................A-25
         5.7      Expenses............................................................................A-25
         5.8      Further Actions.....................................................................A-25
         5.9      Regulatory Approvals................................................................A-25
         5.10     Certain Notifications...............................................................A-26
         5.11     Voting of Shares....................................................................A-26
         5.12     Noncompetition Agreements...........................................................A-26
         5.13     NYSE Listing Application............................................................A-26
         5.14     Indemnification.....................................................................A-26
         5.15     Letters of the Company's and Parent's Accountants...................................A-27
         5.16     Royalty Revision....................................................................A-27
         5.17     Pooling; Reorganization.............................................................A-27
         5.18     Subsidiary Shares...................................................................A-27

ARTICLE 6         CLOSING CONDITIONS..................................................................A-27
         6.1      Conditions to Obligations of Parent, Acquisition Subsidiary and the Company.........A-27
         6.2      Conditions to Obligations of Parent and Acquisition Subsidiary......................A-28
         6.3      Conditions to Obligations of the Company............................................A-29

ARTICLE 7         TERMINATION AND ABANDONMENT.........................................................A-29
         7.1      Termination.........................................................................A-29
         7.2      Effect of Termination...............................................................A-30

ARTICLE 8         MISCELLANEOUS.......................................................................A-31
         8.1      Amendment and Modification..........................................................A-31
         8.2      Waiver of Compliance; Consents......................................................A-31
         8.3      Investigation; Survival of Representations and Warranties...........................A-31
         8.4      Notices.............................................................................A-31
         8.5      Assignment..........................................................................A-32
         8.6      Governing Law.......................................................................A-32
         8.7      Counterparts........................................................................A-32
         8.8      Knowledge...........................................................................A-32
         8.9      Interpretation......................................................................A-32
         8.10     Publicity...........................................................................A-33
         8.11     Entire Agreement....................................................................A-33

EXHIBITS:

Exhibit A:        Form of Pooling Affiliate's Letter
Exhibit B:        Form of Agreement to Facilitate Merger
Exhibit C:        Form of Noncompetition Agreement
Exhibit D:        Form of Opinion of the Company's Counsel
Exhibit E:        Form of Opinion of Parent's Counsel




                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS AGREEMENT is dated as of March 22, 1996, by and among MEDTRONIC, INC., a Minnesota corporation ("Parent"), BYR ACQUISITION CORP., a Delaware corporation ("Acquisition Subsidiary"), and INSTENT INC., a Delaware corporation (the "Company").

         WHEREAS, the Boards of Directors of Parent, Acquisition Subsidiary and the Company have approved the merger of Acquisition Subsidiary with and into the Company (the "Merger") upon the terms and subject to the conditions set forth herein; and

         WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); and

         WHEREAS, for accounting purposes, it is intended that the Merger shall be recorded as a "pooling of interests" within the meaning of Accounting Principles Board Opinion No. 16, and the rules and regulations of the Securities and Exchange Commission (the "SEC"); and

         WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

         NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:


                                    ARTICLE 1
                        THE MERGER; CONVERSION OF SHARES

         1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof), Acquisition Subsidiary shall be merged with and into the Company in accordance with the provisions of the Delaware General Corporation Law (the "DGCL"), whereupon the separate corporate existence of Acquisition Subsidiary shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation"). From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all the restrictions, disabilities and duties of the Company and Acquisition Subsidiary, all as more fully described in the DGCL.

         1.2 Effective Time. As soon as practicable after each of the conditions set forth in Article 6 has been satisfied or waived, the Company and Acquisition Subsidiary will file, or cause to be filed, with the Secretary of State of the State of Delaware a Certificate of Merger for the Merger, which Certificate shall be in the form required by and executed in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time such filing is made or, if agreed to by Parent and the Company, such later time or date set forth in the Certificate of Merger (the "Effective Time").

         1.3 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any share of capital stock of the Company or Acquisition Subsidiary:

                  (a) Each share of common stock of the Company, $.01 par value, (the "Company Common Stock") issued and outstanding immediately prior thereto (except for the shares referred to in Section 1.3(b) hereof) shall be converted into the right to receive 0.3833 of a share (subject to adjustment as provided below, the "Conversion Ratio") of common stock of Parent, par value $.10 per share, ("Parent Common Stock").

                  Notwithstanding the foregoing, if the sum of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time plus the number of shares subject to then outstanding options, warrants or other rights to acquire shares of Company Common Stock (collectively, "Company Stock Acquisition Rights") is greater than 10,850,362 such shares or if the aggregate exercise price of all such Company Stock Acquisition Rights then outstanding is less than the aggregate exercise price reflected in Schedule 3.3, then the Conversion Ratio shall be the lower of 0.3833 and the amount (rounded to the nearest ten thousandth, with the fourth decimal place rounded up if the fifth decimal place is 5 or more) equal to (i) $[23.00 times 10,850,362] minus the aggregate exercise price reflected in Schedule
         3.3 plus the aggregate amount received by the Company as a result of any issuance of Company Common Stock after the date of this Agreement and prior to the Effective Time plus the aggregate exercise price of all Company Stock Acquisition Rights outstanding immediately prior to the Effective Time divided by (ii) $60.00 times the sum of (A) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time plus (B) the number of shares subject to Company Stock Acquisition Rights then outstanding.

                  An appropriate adjustment shall be made in the event that, prior to the Effective Time, the outstanding shares of Company Common Stock, without new consideration, are changed into or exchanged for a different kind of shares or securities through a reorganization, reclassification, stock dividend, stock combination or other like change in the Company's capitalization. Notwithstanding the foregoing, nothing in this Section shall be deemed to constitute authorization or permission for or consent from Parent or Acquisition Subsidiary to any increase in the number of shares of Company Common Stock outstanding or subject to outstanding Company Stock Acquisition Rights, to any decrease in the exercise price of such Rights or to any reorganization, reclassification, stock dividend, stock combination or other like change in capitalization.

                  (b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held in the treasury of the Company or is then owned beneficially or of record by Parent, Acquisition Subsidiary or any direct or indirect subsidiary of Parent or the Company shall be cancelled without payment of any consideration therefor and without any conversion thereof.

                  (c) Each share of any other class of capital stock of the Company (other than Company Common Stock) shall be cancelled without payment of any consideration therefor and without any conversion thereof.

                  (d) Each share of common stock of Acquisition Subsidiary, par value $.01 per share, (the "Acquisition Subsidiary Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one share of the common stock of the Surviving Corporation, $.01 par value, (the "Surviving Corporation Common Stock").

         1.4 Dissenting Shares. The Merger does not give rise to appraisal rights of the Company shareholders.

         1.5 Exchange of Company Common Stock.

                  (a) Promptly after the Effective Time, Parent shall cause Parent's stock transfer agent or such other person as Parent may appoint to act as exchange agent (the "Exchange Agent") to mail to each holder of record (other than Parent, Acquisition Subsidiary, the Company or any subsidiary of Parent or the Company) of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock ("Company Certificates") a form letter of transmittal (which shall specify that delivery shall be effective, and risk of loss and title to Company Certificate(s) shall pass, only upon delivery of Company Certificate(s) to the Exchange Agent) and instructions for such holder's use in effecting the surrender of Company Certificates in exchange for certificates representing shares of Parent Common Stock.

                  (b) As soon as practicable after the Effective Time, the Exchange Agent shall distribute to holders of shares of Company Common Stock, upon surrender to the Exchange Agent of one or more Company Certificates for cancellation, together with a duly-executed letter of transmittal, (i) one or more Parent certificates representing the number of whole shares of Parent Common Stock into which the shares represented by Company Certificate(s) shall have been converted pursuant to Section 1.3(a), and (ii) a bank check in the amount of cash into which the shares represented by Company Certificate(s) shall have been converted pursuant to Section 1.5(f) (relating to fractional shares), and Company Certificate(s) so surrendered shall be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, it shall be a condition to the issuance of shares of Parent Common Stock that Company Certificate(s) so surrendered shall be properly endorsed or be otherwise in proper form for transfer and that such transferee shall
         (i) pay to the Exchange Agent any transfer or other taxes required, or
         (ii) establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

                  (c) Holders of Company Common Stock will be entitled to any dividends or other distributions pertaining to the Parent Common Stock received in exchange therefor that become payable to persons who are holders of record of Parent Common Stock as of a record date that follows the Effective Time, but only after they have surrendered their Company Certificates for exchange. Subject to the effect, if any, of applicable law, the Exchange Agent shall receive, hold, and remit any such dividends or other distributions to each such record holder entitled thereto, without interest, at the time that such Company Certificates are surrendered to the Exchange Agent for exchange. Holders of Company Common Stock will not be entitled, however, to dividends or other distributions that become payable before or after the Effective Time to persons who were holders of record of Parent Common Stock as of a record date that is prior to the Effective Time.

                  (d) All shares of Parent Common Stock issued upon the surrender for exchange of Company Common Stock in accordance with the terms hereof (including any cash paid for fractional shares pursuant to Section 1.5(f) hereof) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

                  (e) After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates representing such shares are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article 1. As of the Effective Time, the holders of Company Certificates representing shares of Company Common Stock shall cease to have any rights as shareholders of the Company, except such rights, if any, as they may have pursuant to the DGCL. Except as provided above, until such Company Certificates are surrendered for exchange, each such Company Certificate shall, after the Effective Time, represent for all purposes only the right to receive the number of whole shares of Parent Common Stock into which the shares of Company Common Stock shall have been converted by the Merger as provided in
         Section 1.3(a) hereof and the right to receive the cash value of any fraction of a share of Parent Common Stock as provided in Section 1.5(f) hereof.

                  (f) No fractional shares of Parent Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, shall be issued upon the surrender for exchange of Company Certificates, no dividend or other distribution of Parent shall relate to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a shareholder of Parent. All fractional shares of Parent Common Stock to which a holder of Company Common Stock immediately prior to the Effective Time would otherwise be entitled, at the Effective Time, shall be aggregated if and to the extent multiple Company Certificates of such holder are submitted together to the Exchange Agent. If a fractional share results from such aggregation, then (in lieu of such fractional share) the Exchange Agent shall pay to each holder of shares of Company Common Stock who otherwise would be entitled to receive such fractional share of Parent Common Stock an amount of cash (without interest) determined by multiplying (i) the Parent Average Market Price (defined below) by
         (ii) the fractional share of Parent Common Stock to which such holder would otherwise be entitled. Parent will make available to the Exchange Agent any cash necessary for this purpose. For purposes hereof, "Parent Average Market Price" shall mean the average (rounded to the nearest full cent, with the cents rounded up if the third decimal place is 5 or more) of the closing sale prices of a share of Parent Common Stock as reported on the New York Stock Exchange (the "NYSE") Composite Tape, as reported in The Wall Street Journal, for the twenty consecutive NYSE trading days ending and including the fifth NYSE trading day immediately preceding the Effective Time.

                  (g) In the event any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock and cash for fractional shares, if any, as may be required pursuant to this Article 1; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificate to deliver a bond in such sum as Parent may direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to such Company Certificate alleged to have been lost, stolen or destroyed.

                  (h) Each person entitled to receive shares of Parent Common Stock pursuant to this Article 1 shall receive together with such shares the number of Parent Common Stock Purchase Rights (pursuant to the Rights Agreement dated as of June 27, 1991, between Parent and Norwest Bank Minnesota, N.A., the "Parent Rights Plan") per share of Parent Common Stock equal to the number of Parent Common Stock Purchase Rights associated with one share of Parent Common Stock at the Effective Time.

         1.6 Exchange of Acquisition Subsidiary Common Stock. From and after the Effective Time, each outstanding certificate previously representing shares of Acquisition Subsidiary Common Stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation Common Stock into which such shares of Acquisition Subsidiary Common Stock shall have been converted. Promptly after the Effective Time, the Surviving Corporation shall issue to Parent a stock certificate or certificates representing such shares of Surviving Corporation Common Stock in exchange for the certificate or certificates that formerly represented shares of Acquisition Subsidiary Common Stock, which shall be cancelled.

         1.7 Stock Options. Each option to purchase shares of Company Common Stock that is outstanding at the Effective Time (a "Company Option") shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Parent in such manner that Parent (i) is a corporation "assuming a stock option in a transaction to which Section 424(a) applies" within the meaning of Section 424 of the Code and the regulations thereunder or (ii) to the extent that Section 424 of the Code does not apply to any such Company Option, would be such a corporation were Section 424 of the Code applicable to such Company Option. From and after the Effective Time, all references to the Company in the Company Option shall be deemed to refer to Parent. The Company Option assumed by Parent shall be exercisable upon the same terms and conditions as under the Company Option except that (i) such Company Option shall entitle the holder to purchase from Parent the number of shares of Parent Common Stock (rounded down to the nearest whole number of such shares) that equals the product of the Conversion Ratio times the number of shares of Company Common Stock subject to such option immediately prior to the Effective Time and (ii) the option exercise price per share of Parent Common Stock shall be an amount (rounded up to the nearest full cent) equal to the option exercise price per share of Company Common Stock in effect immediately prior to the Effective Time divided by the Conversion Ratio. As promptly as practicable after the Effective Time, Parent shall issue to each holder of a Company Option a written instrument informing such holder of the assumption by Parent of such Company Option.

         1.8 Capitalization Changes. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, or stock dividend, the Conversion Ratio and all per share price amounts and calculations set forth in this Agreement shall be appropriately adjusted.

         1.9 Certificate of Incorporation of the Surviving Corporation. The Certificate of Incorporation of Acquisition Subsidiary, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law; provided that upon the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as follows: "The name of the Corporation is [Buyer][Global], Inc."

         1.10 Bylaws of the Surviving Corporation. The Bylaws of Acquisition Subsidiary, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

         1.11 Directors and Officers of the Surviving Corporation. The directors and officers of Acquisition Subsidiary immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors shall be duly elected and qualified.


                                    ARTICLE 2
                                     CLOSING

         2.1 Time and Place. Subject to the satisfaction or waiver of the provisions of Article 6, the closing of the Merger (the "Closing") shall take place at the offices of Fredrikson & Byron, P.A., 1100 International Centre, 900 Second Avenue South, Minneapolis, Minnesota 55402, at 10:00 a.m., local time, on the day the Merger is approved by the shareholders of the Company at a special meeting of shareholders called pursuant to Section 5.4 hereof (the "Company Shareholders Meeting") or at such other place, time or date as Parent and the Company may mutually agree. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

         2.2 Filings at the Closing. At the Closing, subject to the provisions of Article 6, Parent, Acquisition Subsidiary and the Company shall cause a Certificate of Merger to be filed in accordance with the provisions of Section 251 of the DGCL, and take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.


                                    ARTICLE 3
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby makes the following representations and warranties to Parent and Acquisition Subsidiary:

         3.1 Organization. The Company and each subsidiary of the Company (referred to herein as a "Subsidiary") is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company and each Subsidiary is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary and where the failure to qualify would have a Company Material Adverse Effect (as defined below). "Company Material Adverse Effect" means an effect that, individually or in the aggregate with other effects, is or would reasonably be expected to be materially adverse: (i) to the present or planned business, properties, liabilities, results of operation or financial condition of the Company and its Subsidiaries, considered as a whole; (ii) to the ability of Parent or the Surviving Corporation to conduct such businesses, as presently conducted, following the Effective Time; or (iii) to the Company's ability to perform any of its obligations under this Agreement or to consummate the Merger. The jurisdictions in which the Company and each Subsidiary are qualified are listed on SCHEDULE 3.1. The Company has heretofore delivered to Parent complete and accurate copies of the Certificate of Incorporation and Bylaws of the Company and each Subsidiary, as currently in effect. Except to the extent specifically disclosed on SCHEDULE 3.1, neither the Company nor any Subsidiary, directly or indirectly, owns or controls or has any capital, equity, partnership, participation or other ownership interest in any corporation, partnership, joint venture or other business association or entity.

         3.2 Authorization. The Company has full corporate power and authority to execute and deliver this Agreement and, subject to obtaining the necessary approval of its shareholders, to consummate the transactions contemplated hereby, and to file and distribute the Proxy Statement/Prospectus (as defined in Section 5.4 hereof). The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Company's Board of Directors, no other corporate proceedings on the part of the Company or any Subsidiary are necessary to authorize this Agreement, and, subject to obtaining the approval of its shareholders, no other corporate action on the part of the Company or any Subsidiary is necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies. To the Company's knowledge, each Agreement to Facilitate Merger and Affiliate's Letter (as described in Sections 5.11 and 5.6) has been duly and validly executed and delivered by the Company shareholder who is a party thereto and constitutes the valid and binding obligation of such shareholder, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

         3.3 Capitalization. The authorized capital stock of the Company consists of (i) 25,000,000 shares of Company Common Stock, $.01 par value, of which 10,024,693 shares are issued and outstanding and no shares are held in the Company's treasury, and (ii) 3,000,000 shares of the Company Preferred Stock, $.01 par value, none of which are issued or outstanding. Except as set forth on
SCHEDULE 3.3, all issued and outstanding shares of capital stock of each Subsidiary are owned, beneficially and of record, by the Company, free and clear of any Liens (as defined in Section 3.14). All issued and outstanding shares of Company Common Stock have been validly issued, are fully paid and nonassessable, and have not been issued in violation of and are not currently subject to any preemptive rights. Except for options to purchase an aggregate 825,669 shares of Company Common Stock granted pursuant to the Company 1993 Stock Option Plan and the 1995 Stock Option and Compensation Plan, (the "Company Option Plans"), there are not any outstanding or authorized subscriptions, options, warrants, calls, rights, convertible securities, commitments, restrictions, arrangements or any other agreements of any character to which the Company or any Subsidiary is a party that, directly or indirectly, (i) obligate the Company or any Subsidiary to issue any shares of capital stock or any securities convertible into, or exercisable or exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, (ii) call for or relate to the sale, pledge, transfer or other disposition or encumbrance by the Company or any Subsidiary of any shares of its capital stock, or (iii) to the knowledge of the Company, relate to the voting or control of such capital stock. To the Company's knowledge, except as specifically disclosed on SCHEDULE 3.3, no shares of Company Common Stock beneficially owned by an affiliate of the Company are subject to a pledge, security interest or other security agreement or arrangement. SCHEDULE 3.3 sets forth a complete and accurate list of all stock options, warrants and other rights to acquire Company Common Stock, including the name of the holder, the date of grant, acquisition price, expiration date, number of shares, exercisability schedule, and, in the case of options, the type of option under the Code. SCHEDULE 3.3 also sets forth the restrictions to which any shares of Company Common Stock issued pursuant to the Company Option Plans or otherwise are currently subject and also sets forth the restrictions to which such shares will be subject immediately after the Effective Time. Section 1.7 hereof is consistent with the terms and provisions of the Company Option Plans, and no consent of holders or participants under such Plans is required to carry out the provisions of such Section.

         3.4 Reports and Financial Statements. The Company has filed all forms, reports, registration statements and documents required to be filed by it with the Securities and Exchange Commission ("SEC") since January 1, 1995 (such forms, reports, registration statements and documents, together with any amendments thereto, are referred to as the "Company SEC Filings"). As of their respective dates, the Company SEC Filings (i) complied as to form in all material respects with the applicable requirements of the Securities Act of 1933 and the rules and regulations thereunder (the "1933 Act") and the Securities Exchange Act of 1934 and the rules and regulations thereunder (the "1934 Act"), as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements included or incorporated by reference in the Company SEC Filings and the Company's audited financial statements at and for the year ended December 31, 1995 (the "Company 1995 Financials") (i) were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (ii) complied as of their respective dates in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, and (iii) fairly present, in all material respects, the consolidated financial position of the Company as of the dates thereof and the income, cash flows and changes in shareholder's equity for the periods involved. The statements of operations included in the audited or unaudited interim financial statements in the Company SEC Filings and in the 1995 Financials do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business, except as expressly specified in the applicable statement of operations or notes thereto. Prior to the date hereof, the Company has delivered to Parent complete and accurate copies of all the Company SEC Filings since January 1, 1995 and of the Company 1995 Financials and has also delivered to Parent complete and accurate copies of all statements on Schedule 13D and Schedule 13G known to the Company to have been filed with the SEC with respect to capital stock of the Company. The Company has filed in a timely manner all reports required to be filed by it pursuant to Sections 13, 14 or 15(d) of the 1934 Act.

         3.5 Absence of Undisclosed Liabilities. Except to the extent specifically disclosed on SCHEDULE 3.5, neither the Company nor any Subsidiary has any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) except (a) liabilities or obligations that are accrued or reserved against in the audited consolidated balance sheet of the Company as of December 31, 1995 contained in the Company 1995 Financials (the "Company Audited Balance Sheet"), and (b) liabilities or obligations arising since December 31, 1995 in the ordinary course of business and consistent with past practice that would not have a Company Material Adverse Effect.

         3.6 Consents and Approvals. Except for (i) any applicable requirements of the 1933 Act, the 1934 Act, state securities laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder (the "HSR Act"), and the antitrust, competition, foreign investment or similar laws of any foreign countries or supranational commissions or boards that require pre-merger notifications or filings with respect to the Merger (collectively, "Foreign Merger Laws"), (ii) the Company shareholders' approval, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, and (iv) any items disclosed on SCHEDULE 3.6, the execution and delivery of this Agreement by the Company, and, to the Company's knowledge, the execution and delivery of the Agreements to Facilitate Merger, and the consummation of the transactions contemplated hereby and thereby will not: (a) violate any provision of the Certificate of Incorporation or Bylaws of the Company or any Subsidiary;
(b) violate any statute, rule, regulation, order or decree of any federal, state, local or foreign body or authority (including, but not limited to, the Food and Drug Administration (the "FDA") or any nongovernmental self-regulatory agency) by which the Company or any Subsidiary or any of their respective properties or assets may be bound; (c) require any filing with or permit, consent or approval of any federal, state, local or foreign public body or authority (including, but not limited to, the FDA or any nongovernmental self-regulatory agency); or (d) result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any material benefit under, or give rise to any right of termination, cancellation, increased payments or acceleration under, or result in the creation of any Lien (as defined in Section 3.14) on any of the properties or assets of the Company or any Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, franchise, permit, authorization, agreement or other instrument or obligation to which the Company or any Subsidiary is a party, or by which it or any of its properties or assets may be bound, except, in the case of clause (d), for any such violations, breaches, defaults or other occurrences which would not prevent or delay consummation of any of the transactions contemplated hereby in any material respect, or otherwise prevent the Company from performing its obligations under this Agreement in any material respect, and would not have a Company Material Adverse Effect.

         3.7 Compliance with Laws. All activities of the Company and each Subsidiary have been, and are currently being, conducted in compliance with all applicable federal, state, local or foreign laws, ordinances, regulations, interpretations, judgments, decrees, injunctions, permits, licenses, certificates, governmental requirements, orders and other similar items of any court or other governmental entity (including, but not limited to, those of the FDA or any nongovernmental self-regulatory agency), the failure to comply with which would have a Company Material Adverse Effect. The Company and each Subsidiary has timely filed or otherwise provided all registrations, reports, data, and other information and applications with respect to its medical device, pharmaceutical, consumer, health-care and other governmentally regulated products (the "Regulated Products") required to be filed with or otherwise provided to the FDA or any other federal, state, local or foreign governmental authorities with jurisdiction over the manufacture, use or sale of the Regulated Products, and all regulatory licenses or approvals in respect thereof are in full force and effect, except where the failure to file timely such registrations, reports, data, information and applications or the failure to have such licenses and approvals in full force and effect would not have a Company Material Adverse Effect.

         3.8 Litigation. Except to the extent specifically disclosed on SCHEDULE 3.8, to the Company's knowledge, no investigation or review by any federal, state, local or foreign body or authority (including, but not limited to, the FDA or any nongovernmental self-regulatory agency) with respect to the Company or any Subsidiary is pending or threatened, nor has any such body or authority (including, but not limited to, the FDA or any nongovernmental self-regulatory agency) indicated to the Company or any Subsidiary an intention to conduct the same. Except to the extent specifically disclosed on SCHEDULE 3.8, there are no claims, actions, suits or proceedings by any private party that could reasonably be expected to involve individually an amount in excess of $25,000 or collectively an aggregate amount in excess of $100,000, or by any governmental body or authority (including, but not limited to, the FDA or any nongovernmental self-regulatory agency), against or affecting the Company or any Subsidiary, pending or, to the knowledge of the Company, threatened at law or in equity, or before any federal, state, local, foreign or other governmental department, commission, board, bureau, agency or instrumentality (including, but not limited to, the FDA or any nongovernmental self-regulatory agency) and, to the knowledge of the Company, there is no basis for any such investigation, review, claim, action, suit or proceeding that would have a Company Material Adverse Effect.

         3.9 Absence of Material Adverse Changes. Except to the extent specifically disclosed on SCHEDULE 3.9, since December 31, 1995 there has not been any (a) change or circumstance that would have a Company Material Adverse Effect; (b) action by the Company or any Subsidiary that, if taken on or after the date of this Agreement, would require the consent or approval of Parent pursuant to Section 5.1 hereof, except for actions as to which consent or approval has been given as provided therein; (c) damage, destruction or loss, whether covered by insurance or not, that would have a Company Material Adverse Effect; (d) change by the Company or any Subsidiary in accounting methods or principles used for financial reporting purposes, except as required by a change in generally accepted accounting principles and concurred with by the Company's independent public accountants; or (e) agreement, whether in writing or otherwise, to take any action described or referenced in this Section 3.9.

         3.10 Environmental Laws and Regulations. SCHEDULE 3.10 completely and accurately sets forth the following: (a) a list of, to the Company's knowledge, all above-ground storage tanks or underground storage tanks for Hazardous Materials (as defined below) on real property now or at any time in the past owned, leased or occupied by the Company or any Subsidiary (such real property referred to in this Section as the "Real Property"); (b) the identity of any Hazardous Materials (as defined below) used, generated, transported or disposed of by the Company or any Subsidiary now or at any time in the past, together with a brief description and location of each activity using such Hazardous Materials; (c) a summary of the identity of, to the Company's knowledge, any Hazardous Materials that have been disposed of or found on, above or below any Real Property; and (d) a list of all reports, studies or tests in the possession of the Company or any Subsidiary or initiated by the Company or any Subsidiary pertaining to the existence of Hazardous Materials on, above or below any Real Property or any property adjoining or which could reasonably be expected to affect Real Property, or concerning compliance with or liability under the Regulations (as defined below). The Company has heretofore delivered to Parent complete and accurate copies of such reports, studies or tests.

         The Company and each Subsidiary have obtained, and maintained in full force and effect, all required environmental permits and other governmental approvals and are in compliance with all applicable Regulations (as defined below), except where the failure to so obtain and maintain or to be in compliance would not have a Company Material Adverse Effect. Neither the Company nor any Subsidiary (i) has received a written notice or Claim (as defined below) alleging potential liability under any of the Regulations or alleging a violation of the Regulations or (ii) has any knowledge that such a notice or Claim may be issued in the future. Neither the Company nor any Subsidiary has any knowledge of any notices to or Claims against any persons, or reasonable basis therefor, alleging potential liability under any of the Regulations with respect to the Real Property or any adjoining properties or which could reasonably be expected to affect the Real Property. Neither the Company nor any Subsidiary (i) has been or is presently subject to or, to the knowledge of the Company, threatened with any administrative or judicial proceeding pursuant to the Regulations, or (ii) has any information that it may be subject to or, to the knowledge of the Company, threatened with such a proceeding in the future. Neither the Company nor any Subsidiary has knowledge of any conditions or circumstances that could reasonably be expected to result in the determination of liability against the Company or any Subsidiary relating to environmental matters that would have a Company Material Adverse Effect, including, but not limited to, any Claim arising from past or present environmental practices with respect to Hazardous Materials, the Real Property or to any disposal sites. No Hazardous Materials have been or are threatened to be discharged, omitted or released into the air, water, soil, or subsurface at or from any Real Property by the Company or, to the Company's knowledge, by any other person.

         For purposes of this Section 3.10, the following terms shall have the following meanings: (i) "Hazardous Materials" means asbestos, urea formaldehyde, polychlorinated biphenyls, nuclear fuel or materials, chemical waste, radioactive materials, explosives, known human carcinogens, petroleum products or other substances or materials listed, identified or designated as toxic or hazardous or as a pollutant or contaminant in, or the use, release or disposal of which is regulated by, the Regulations; (ii) "Regulations" means the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") as amended by the Superfund Amendments and Reauthorization Act of 1986 ("SARA"), 42 U.S.C. ss.ss. 9601 et seq.; the Federal Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. ss.ss. 6901 et seq.; the Clean Water Act, 33 U.S.C. ss.ss. 1321 et seq.; the Clean Air Act, 42 U.S.C. ss.ss. 7401 et seq., and any other federal, state, county, local, foreign or other governmental statute, regulation, or ordinance, as now in existence, that relates to or deals with employee safety and human health, pollution, health or the environment including, but not limited to, the use, generation, discharge, transportation, disposal, recordkeeping, notification and reporting of Hazardous Materials; and
(iii) "Claim" means any and all claims, demands, causes of actions, suits, proceedings, administrative proceedings, losses, judgments, decrees, debts, damages, liabilities, court costs, penalties, attorneys' fees and any other expenses incurred, assessed, sustained or alleged by or against the Company or any Subsidiary.

         3.11 Officers, Directors and Employees. Prior to the date hereof, the Company has provided to Parent a list that completely and accurately sets forth the name and current annual salary rate of each officer or employee of the Company or any Subsidiary whose total remuneration for the last fiscal year was, or for the current fiscal year has been set at, in excess of $50,000, together with a summary of the bonuses, commissions, additional compensation and other like benefits, if any, paid or payable to such persons for the last fiscal year and proposed for the current fiscal year. SCHEDULE 3.11 completely and accurately sets forth (i) the names of all former employees whose employment with the Company or any Subsidiary has terminated either voluntarily or involuntarily during the preceding 12-month period; and (ii) the names of the officers (with all positions and titles indicated) and directors of the Company and each Subsidiary. No unfair labor practice complaint against the Company or any Subsidiary is pending before the National Labor Relations Board, and there is no labor strike, slowdown or stoppage pending or, to the knowledge of the Company, threatened against or involving the Company or any Subsidiary. No unionizing efforts have, to the knowledge of the Company, been made by employees of the Company or any Subsidiary, neither the Company nor any Subsidiary is a party to or subject to any collective bargaining agreement, and no collective bargaining agreement is currently being negotiated by the Company or any Subsidiary. There is no labor dispute pending or, to the knowledge of the Company, threatened between the Company or any Subsidiary and its employees.

         3.12 Taxes. The Company has previously furnished to Parent complete and accurate copies of all tax or assessment reports and tax returns (including any applicable information returns) required by any law or regulation (whether United States, foreign, state, local or other jurisdiction) filed by the Company for each of the three fiscal years ended December 31, 1992, 1993 and 1994 and of all such returns filed separately by any Subsidiary for fiscal years ending during or after 1992. The Company and each Subsidiary has filed, or has obtained extensions to file (which extensions have not expired without filing), all state, local, United States, foreign or other tax reports and returns required to be filed by any of them. The Company and each Subsidiary has duly paid, or accrued on its books of account, all taxes (including estimated taxes) shown as due on such reports and returns (or such extension requests), or assessed against it, or that it is obligated to withhold from amounts owed by it to any person. The liabilities and reserves for taxes reflected on the Company Audited Balance Sheet are adequate to cover all taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof ending on or before the dates thereof. There are no Liens (as defined in Section 3.14) for taxes upon any property or asset of the Company or any Subsidiary. Neither the Company nor any Subsidiary is delinquent in the payment of any tax assessment (including, but not limited to, any applicable withholding taxes). None of the tax returns or reports for the tax periods ended December 31, 1992, 1993 and 1994 have been audited by the Internal Revenue Service (the "IRS") or by any other taxing authority. Further, to the knowledge of the Company, except to the extent specifically disclosed on SCHEDULE 3.12, no state of facts exists or has existed that would subject the Company or any Subsidiary to an additional material tax liability for any taxes assessable by either the IRS or any separate state, local, foreign or other taxing authority with respect to any reports or returns filed on or before the date hereof (other than extension requests for which returns have not been filed as of the date hereof). Neither the Company nor any Subsidiary has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of
Section 341(f)(2) of the Code. Except to the extent specifically disclosed on
SCHEDULE 3.12, neither the Company nor any Subsidiary has (i) received notification of any pending or proposed examination by either the IRS or any state, local, foreign or other taxing authority, (ii) received notification of any pending or proposed deficiency by either the IRS or any state, local, foreign or other taxing authority, or (iii) granted any extension of the limitations period applicable to any claim for taxes.

         For the purposes of this Section 3.12, "tax" shall mean and include taxes, additions to tax, penalties, interest, fines, duties, withholdings, assessments, and charges assessed or imposed by any governmental authority, including but not limited to all federal, state, county, local and foreign income, profits, gross receipts, import, ad valorem, real and personal property, franchise, license, sales, use, value added, stamp, transfer, withholding, payroll, employment, excise, custom, duty, and any other taxes, obligations and assessments of any kind whatsoever; "tax" shall also include any liability arising as a result of being (or ceasing to be) a member of any affiliated, consolidated, combined, or unitary group as well as any liability under any tax allocation, tax sharing, tax indemnity or similar agreement.

         3.13 Contracts. SCHEDULE 3.13 lists, and the Company has heretofore furnished to Parent complete and accurate copies of (or, if oral, SCHEDULE 3.13 states all material provisions of), (a) every independent sales representative, noncompetition (except only for standard noncompetition agreements entered into with the Company's employees, the forms of which have been provided to Parent), loan, credit, escrow, security, mortgage, guaranty, pledge, buy-sell, letter of credit, OEM, supply, distribution, manufacturers' representative, dealer, agency, lease (except for immaterial personal property leases), licensing (except for immaterial licenses, which include, without limitation, licenses for off-the-shelf software), franchise, development, joint development, joint venture, research and development, or similar contract, agreement or understanding to which the Company or any Subsidiary is a party or may be bound,
(b) every employment or consulting agreement or arrangement with or for the benefit of any director, officer, employee, other person or shareholder of the Company or any Subsidiary or any affiliate thereof, (c) every contract, agreement or understanding to which the Company or any Subsidiary is a party that could reasonably be expected to involve payments by or to the Company or any Subsidiary in excess of $50,000, or would have a Company Material Adverse Effect, or that was not made in the ordinary course of business, (d) every agreement or contract between the Company or any Subsidiary and any of the Company's officers, directors or more than 5% shareholders or any entity in which any of the Company's officers, directors or more than 5% shareholders has a greater than 2% equity interest, and (e) every other contract, plan, agreement or understanding to which the Company or any Subsidiary is a party or may be bound and which would be required to be filed with the SEC in a filing to which paragraph (b)(10) of Item 601 of Regulation S-K of the Rules and Regulations of the SEC would be applicable. The Company and each Subsidiary has performed all obligations required to be performed by it under any listed or material contract, plan, agreement, understanding or arrangement made or obligation owed by or to the Company or any Subsidiary, except where the failure would not have a Company Material Adverse Effect; there has not been any event of default (or any event or condition which with notice or the lapse of time, both or otherwise, would constitute an event of default) thereunder on the part of the Company, any Subsidiary or, to the Company's knowledge, any other party to any thereof that would have a Company Material Adverse Effect; the same are in full force and effect and valid and enforceable by the Company or its Subsidiaries in accordance with their respective terms subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules or law governing specific performance, injunctive relief and other equitable remedies; and the performance of any such contracts, plans, agreements, understandings, arrangements or obligations would not have a Company Material Adverse Effect.

         3.14 Title to Properties; Liens. The Company and/or its Subsidiaries have good and marketable title to all properties and assets reflected on the Company Audited Balance Sheet or acquired after the dates thereof (except for properties and assets sold or otherwise disposed of in the ordinary course of business since the dates thereof), which includes each asset the absence or unavailability of which would have a Company Material Adverse Effect, subject only to (a) statutory Liens arising or incurred in the ordinary course of business with respect to which the underlying obligations are not delinquent,
(b) with respect to personal property, the rights of customers of the Company or any Subsidiary with respect to inventory or work in progress under orders or contracts entered into by the Company or any Subsidiary in the ordinary course of business, (c) Liens reflected on the Company Audited Balance Sheet, (d) Liens for taxes not yet delinquent and (e) and defects in title that would not have a Company Material Adverse Effect. The term "Lien" as used in this Agreement means any mortgage, pledge, security interest, encumbrance, lien, claim or charge of any kind. All properties and assets purported to be leased by the Company or any Subsidiary are subject to valid and effective leases that are in full force and effect, and there does not exist, and the Merger will not result in, any default or event that with notice or lapse of time, or both or otherwise, would constitute a default under any such leases which would have a Company Material Adverse Effect. The properties and assets of the Company and each Subsidiary have been kept in good condition and repair in the ordinary course of business.

         3.15 Permits, Licenses, Etc. The Company and each Subsidiary has all rights, permits, certificates, licenses, consents, franchises, approvals, registrations, and other authorizations necessary to sell its products and services and otherwise carry on and conduct its business and to own, lease, use and operate its properties and assets at the places and in the manner now conducted and operated, except those the absence of which would not have a Company Material Adverse Effect. Neither the Company nor any Subsidiary has received any notice or claim pertaining to the failure to obtain any permit, certificate, license, franchise, approval, registration or other authorization required by any federal, state, local or foreign body or authority (including, but not limited to, the FDA or any nongovernmental self-regulatory agency).

         3.16 Intellectual Property Rights. SCHEDULE 3.16 contains a complete and accurate list of all patents, trademarks, trade names, service marks, copyrights and applications for or registrations of any of the foregoing as to which the Company or any Subsidiary is the owner or a licensee (indicating whether such license is exclusive or nonexclusive). The Company and each Subsidiary exclusively owns, free and clear of any Lien (as defined in Section 3.14), or is exclusively (unless otherwise indicated in SCHEDULE 3.16) licensed to use, all patents, trademarks, trade names, service marks, copyrights, applications for or registrations of any of the foregoing, processes, inventions, designs, technology, formulas, computer software programs, know-how and trade secrets used in or necessary for the conduct of its respective business as currently conducted or proposed to be conducted (the "Company Intellectual Property"). Except to the extent specifically disclosed on SCHEDULE 3.16, no claim has been asserted or, to the knowledge of the Company, threatened by any person, and, to the Company's knowledge, no basis for any claim exists, with respect to the use of the Company Intellectual Property or challenging or questioning the validity or effectiveness of any license or agreement with respect thereto. To the knowledge of the Company, neither the use of the Company Intellectual Property by the Company or any Subsidiary in the present or planned conduct of its business nor any product or service of the Company or any Subsidiary infringes on the intellectual property rights of any person. No current or former shareholder, employee or consultant of the Company or any Subsidiary has any rights in or to any of the Company Intellectual Property. All the Company Intellectual Property listed on SCHEDULE 3.16 has the status indicated therein and all applications are still pending in good standing and have not been abandoned. Except to the extent specifically disclosed on SCHEDULE 3.16: (i) the Company Intellectual Property is valid and has not been challenged in any judicial or administrative proceeding; (ii) the Company and each Subsidiary has made all statutorily required filings, if any, to record its interests, and taken reasonable actions to protect its rights, in the Company Intellectual Property; (iii) to the knowledge of the Company, no person or entity nor such person's or entity's business or products has infringed, misused or misappropriated the Company Intellectual Property or currently is infringing, misusing or misappropriating the Company Intellectual Property; and (iv) no other person or entity has any right to receive or any obligation to pay a royalty with respect to any the Company Intellectual Property or any product or service of the Company or any Subsidiary.

         3.17 Benefit Plans.

                  (a) Except to the extent specifically disclosed on SCHEDULE 3.17(A), neither the Company nor any Subsidiary sponsors, maintains, contributes to, or has sponsored, maintained or contributed to or been required to contribute to, any "employee pension benefit plan" ("Pension Plan"), as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including, solely for the purpose of this subsection, a plan excluded from coverage by Section 4(b)(5) of ERISA. Each such Pension Plan presently maintained by the Company or any Subsidiary is, in all material respects, in compliance with applicable provisions of ERISA, the Code and other applicable law.

                  (b) Neither the Company nor any Subsidiary sponsors, maintains, contributes to, or has sponsored, maintained or contributed to or been required to contribute to, any Pension Plan that is a "Multiemployer Plan" within the meaning of Section 4001(a)(3) of ERISA.

                  (c) Except to the extent specifically disclosed on SCHEDULE 3.17(C), neither the Company nor any Subsidiary sponsors, maintains, contributes to, or has sponsored, maintained, contributed to, or been required to contribute to, any "employee welfare benefit plan" ("Welfare Plan"), as such term is defined in Section 3(1) of ERISA, whether insured or otherwise, and any such Welfare Plan presently maintained by the Company or any Subsidiary is, in all material respects, in compliance with the provisions of ERISA, the Code and all other applicable laws, including, but not limited to, Sections 4980B of the Code and the regulations thereunder, and Part 6 of Title I of ERISA. Except to the extent specifically disclosed on SCHEDULE 3.17(C), neither the Company nor any Subsidiary has established or contributed to any "voluntary employees' beneficiary association" within the meaning of Section 501(c)(9) of the Code.

                  (d) Neither the Company nor any Subsidiary sponsors, maintains or contributes to, or has sponsored, maintained or contributed to, a "self-insured medical reimbursement plan" within the meaning of Section 105(h) of the Code and the regulations thereunder.

                  (e) Except to the extent specifically disclosed on SCHEDULE 3.17(E), neither the Company nor any Subsidiary currently maintains or contributes to any oral or written bonus, profit-sharing, compensation (incentive or otherwise), commission, stock option or other stock-based compensation, retirement, severance, change of control, vacation, sick or parental leave, dependent care, deferred compensation, cafeteria, disability, hospitalization, medical, death, retiree, insurance or other benefit or welfare or other similar plan, policy, agreement, trust, fund or arrangement providing for the remuneration or benefit of all or any employees or shareholders or any other person, that is neither a Pension Plan nor a Welfare Plan (collectively, the "Compensation Plans").

                  (f) To the knowledge of the Company, neither any Pension Plans or Welfare Plans nor any trust created or insurance contract issued thereunder nor any trustee, fiduciary, custodian, or administrator thereof, nor any officer, director or employee of the Company or any Subsidiary, custodian or any other "disqualified person" within the meaning of Section 4975(e)(2) of the Code, or "party in interest" within the meaning of Section 3(14) of ERISA, with respect to any such plan has engaged in any act or omission which could reasonably be expected to subject the Company or any Subsidiary, either directly or indirectly, to a liability for breach of fiduciary duties under ERISA or a tax or penalty imposed by Section 502 of ERISA.

                  (g) Full and timely payment has been made of all amounts that the Company or any Subsidiary is required, under applicable law, with respect to any Pension Plan, Welfare Plan or Compensation Plan, or any agreement relating to any Pension Plan, Welfare Plan or Compensation Plan, to have paid as a contribution to each Pension Plan, Welfare Plan or Compensation Plan. To the extent required by generally accepted accounting principles, the Company has made adequate provisions for reserves to meet contributions that have not been made because they are not yet due under the terms of any Pension Plan, Welfare Plan or Compensation Plan or related agreements. There will be no change on or before the Closing Date in the operation of any Pension Plan, Welfare Plan or Compensation Plan or documents under which any such plan is maintained that will result in an increase in the benefit liabilities under such plan, except as may be required by law. The IRS has issued favorable determination letters with respect to all the Company and Subsidiary Pension Plans that are intended to be qualified under
         Section 401(a) of the Code. The Company has provided to Parent complete and accurate copies of all Pension Plans, Welfare Plans, Compensation Plans and related agreements, annual reports (Form 5500), favorable determination letters, current summary plan descriptions, and all employee handbooks or manuals.

                  (h) Except to the extent specifically disclosed on SCHEDULE 3.17(H), the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Pension Plan, Welfare Plan, Compensation Plan or other arrangement that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits. Except to the extent specifically disclosed on SCHEDULE 3.17(H), no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Pension Plan, Welfare Plan or Compensation Plan currently in effect would be an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

         3.18 Minute Books. The minute books of the Company and the Subsidiaries, as previously made available to Parent and its representatives, contain, in all material respects, complete and accurate records of all meetings of and corporate actions or written consents by the shareholders, Boards of Directors, and committees of the Boards of Directors of the Company and the Subsidiaries.

         3.19 Insurance Policies. SCHEDULE 3.19 sets forth a complete and accurate list, including the term, coverages, premium rates, limits and deductibles thereof, of all policies of insurance maintained by the Company or any Subsidiary with respect to any of its officers, directors, employees, shareholders, agents, properties, buildings, machinery, equipment, furniture, fixtures or operations and a description of each claim made by the Company or any Subsidiary during the three-year period preceding the date hereof under any such policy of insurance. The Company has previously delivered to Parent complete and accurate copies of all such policies of insurance and complete and accurate copies of all documentation regarding claims made thereunder. All such policies of insurance are in full force and effect, have been issued for the benefit of the Company or its Subsidiary by properly licensed insurance carriers, and are adequate and customary for the assets, business and operations of the Company and its Subsidiaries. The Company has promptly and properly notified its insurance carriers of any and all claims known to it with respect to its operations or products for which it is insured.

         3.20 Bank Accounts. SCHEDULE 3.20 sets forth a list of each bank, broker or other depository with which the Company or any Subsidiary has an account or safe deposit box, the names and numbers of such accounts or boxes and the names of all persons authorized to draw thereon or execute transactions.

         3.21 Powers of Attorney. SCHEDULE 3.21 sets forth the names of all persons, if any, holding powers of attorney from the Company or any Subsidiary and a description of the scope of each such power of attorney. The Company has delivered to Parent prior to the date hereof complete and accurate copies of all such powers of attorney.

         3.22 Product Liability Claims. Except to the extent specifically disclosed on SCHEDULE 3.22, during the three-year period preceding the date hereof, neither the Company nor any Subsidiary has ever received a claim, or incurred any uninsured or insured liability, for or based upon breach of product warranty (other than warranty service and repair claims in the ordinary course of business not material in amount or significance), strict liability in tort, negligent manufacture of product, negligent provision of services or any other allegation of liability, including or resulting in, but not limited to, product recalls, arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use) or sale of its products or from the provision of services (hereafter collectively referred to as "Product Liability"). To the knowledge of the Company, no basis for any claim based upon alleged Product Liability exists which would have a Company Material Adverse Effect.

         3.23 Warranties. To the knowledge of the Company, all products manufactured or sold, and all services provided, by the Company or any Subsidiary have complied, and are in compliance, in all material respects with all contractual requirements, warranties or covenants, express or implied, applicable thereto, and with all applicable governmental, trade association or regulatory specifications therefor or applicable thereto, including, to the extent applicable, FDA Good Manufacturing Practices. The terms of all product and service warranties and product return, sales credit, discount, warehouse allowance, advertising allowance, demo sales and credit policies of the Company and each Subsidiary are specifically set forth on SCHEDULE 3.23. The Company has delivered to Parent prior to the date hereof complete and accurate copies of all such warranties and policies.

         3.24 Inventories. Except as specifically set forth on SCHEDULE 3.24, all inventories of the Company and its Subsidiaries consist of items of merchantable quality and quantity usable or salable in the ordinary course of business, are salable at prevailing market prices not less than the book value amounts thereof or the price customarily charged by the Company or the applicable Subsidiary therefor, conform to the specifications established therefor and have been manufactured in accordance with applicable regulatory requirements, except to the extent that the failure of such inventories so to consist, be saleable, conform or be manufactured would not have a Company Material Adverse Effect. Except as specifically set forth on SCHEDULE 3.24, the quantities of all inventories, materials and supplies of the Company and each Subsidiary (net of the obsolescence reserve therefor shown on the Company Audited Balance Sheet and determined in the ordinary course of business consistent with past practice) are not obsolete, damaged, slow-moving, defective or excessive, and are reasonable and balanced in the circumstances of the Company and its Subsidiaries, except to the extent that the failure of such inventories to be in such conditions would not have a Company Material Adverse Effect. SCHEDULE 3.24 sets forth a true and complete list of the addresses of all warehouses or other facilities in which inventories of the Company or any Subsidiary are located.

         3.25 Relations with Suppliers and Customers. No material current supplier of the Company or any Subsidiary has cancelled any contract or order for provision of, and, to the knowledge of the Company, there has been no threat by or basis for any such supplier not to provide, raw materials, products, supplies, or services to the businesses of the Company and its Subsidiaries either prior to or following the Merger. Except as specifically set forth on
SCHEDULE 3.25, neither the Company nor any Subsidiary has, to the knowledge of the Company, received any information from any customer that accounted for more than 5% of the revenues of the Company and its Subsidiaries during the last full fiscal year to the effect that such customer intends to materially decrease the amount of business it does with the businesses of the Company and its Subsidiaries either prior to or following the Merger. SCHEDULE 3.25 lists each supplier to the Company or any Subsidiary that is the sole source of a particular raw material, product, supply, or service.

         3.26 No Finders. No act of the Company or any Subsidiary has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated herein, except payments in the amounts specified on
SCHEDULE 3.26 to those parties identified thereon who have acted as a finder for the Company or have been retained by the Company as financial advisors pursuant to the writings described in SCHEDULE 3.26 and copies of which have been provided to Parent prior to the date of this Agreement.

         3.27 Proxy Statement. The Proxy Statement/Prospectus (as defined in
Section 5.4 hereof), and any amendments or supplements thereto, will comply in all material respects with all applicable laws, and none of the information relating to the Company or its affiliates included or incorporated therein or in any amendments or supplements thereto, or any schedules required to be filed with the SEC in connection therewith, will, at any time during the period beginning at the time it is mailed to shareholders and ending at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information relating to Parent or any affiliate of Parent supplied by Parent specifically for inclusion in the Proxy Statement/Prospectus.

         3.28 Merger Filings. The information as to the Company and the Subsidiaries or any of their affiliates or shareholders included in the Company's filing, or submitted to Parent for inclusion in its filing, if any, required to be submitted under the HSR Act or under any Foreign Merger Laws shall be true, correct and complete in all material respects and shall comply in all material respects with the applicable requirements of the HSR Act, the rules and regulations issued by the Federal Trade Commission pursuant thereto and the Foreign Merger Laws.

         3.29 Fairness Opinion. The Company has received an oral opinion from each of Dillon, Read & Co., Inc. and Volpe, Welty & Company, each to the effect that, as of the date hereof, the consideration to be received by the holders of Company Common Stock in the Merger is fair to such holders from a financial point of view and will receive promptly hereafter a signed written copy of each such opinion and will thereupon deliver a copy of each opinion to Parent.

         3.30 Disclosure. To the knowledge of the Company, no representation or warranty by the Company in this Agreement, and no information disclosed in the Schedules supplied by the Company (taken as a whole), contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.


                                    ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES
                      OF PARENT AND ACQUISITION SUBSIDIARY

         Parent and Acquisition Subsidiary hereby jointly and severally make the following representations and warranties to the Company:

         4.1 Organization. Each of Parent and Acquisition Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and each has all requisite corporate power and authority to own, lease and operate its respective properties and to carry on its business as now being conducted. Each of Parent and Acquisition Subsidiary is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary and where the failure to qualify could have a Parent Material Adverse Effect (as defined below). The term "Parent Material Adverse Effect" means an effect that, individually or in the aggregate with other effects, is or would reasonably be expected to be materially adverse to the present or planned business, properties, liabilities, results of operation or financial condition of Parent and its subsidiaries, considered as a whole, or to Parent's ability to perform any of its obligations under this Agreement or to consummate the Merger.

         4.2 Authorization. Each of Parent and Acquisition Subsidiary has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and Parent has full corporate power and authority to prepare, file and distribute the Registration Statement. The execution and delivery of this Agreement by Parent and Acquisition Subsidiary and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Boards of Directors of Parent and Acquisition Subsidiary and by Parent as the sole shareholder of Acquisition Subsidiary, and no other corporate proceedings on the part of Parent and Acquisition Subsidiary are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition Subsidiary and constitutes the valid and binding obligation of Parent and Acquisition Subsidiary, enforceable against each of them in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance injunctive relief or other equitable remedies.

         4.3 Capitalization. As of February 29, 1996, the authorized capital stock of Parent consisted of (a) 800,000,000 shares of Common Stock with a par value of $.10 per share, of which there were 234,131,829 shares issued and outstanding and no shares held in Parent's treasury, and (b) 2,500,000 shares of Preferred Stock with a par value of $1.00 per share, of which there were no shares issued and outstanding. The authorized capital stock of Acquisition Subsidiary consists of 2,500 shares of Acquisition Subsidiary Common Stock, 100 of which are issued and outstanding and owned by Parent. All issued and outstanding shares of Parent Common Stock and Acquisition Subsidiary Common Stock are, and the shares of Parent Common Stock to be issued and delivered in the Merger pursuant to Article 1 hereof shall be, at the time of issuance and delivery, validly issued, fully paid, nonassessable and free of preemptive rights. The shares of Parent Common Stock to be issued and delivered in the Merger pursuant to Article 1 hereof shall be registered under the 1933 Act and duly listed for trading on the NYSE, subject to official notice of issuance.

         4.4 Consents and Approvals. Except for (i) any applicable requirements of the 1933 Act, the 1934 Act, state securities laws, the NYSE, the HSR Act, and Foreign Merger Laws and (ii) the filing and recordation of appropriate merger documents as required by the MBCA, the execution and delivery of this Agreement by Parent and Acquisition Subsidiary and the consummation of the transactions contemplated hereby will not: (a) violate any provision of the Articles or Certificate of Incorporation or Bylaws of Parent or Acquisition Subsidiary; (b) violate any statute, rule, regulation, order or decree of any public body or authority (including, but not limited to, the FDA or any nongovernmental self-regulatory agency) by which Parent or any of its subsidiaries or any of their respective properties or assets may be bound; (c) require any filing with or permit, consent or approval of any public body or authority (including, but not limited to, the FDA or any nongovernmental self-regulatory agency); or (d) result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any material benefit under, or give rise to any right of termination, cancellation, increased payments or acceleration under, or result in the creation of any Lien on any of the properties or assets of Parent or its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, franchise, permit, agreement or other instrument or obligation to which Parent or any of its subsidiaries is a party, or by which any of them or any of their respective properties or assets may be bound, except, in the case of clause (d), for any such violations, breaches, defaults or other occurrences which would not prevent or delay consummation of any of the transaction contemplated hereby in any material respect, or otherwise prevent Parent from performing its obligations under this Agreement in any material respect, and would not have a Parent Material Adverse Effect.

         4.5 Reports; Financial Statements; Absence of Changes. Parent has filed all forms, reports, registration statements and documents required to be filed by it with the Securities and Exchange Commission ("SEC") since December 31, 1994 (such forms, reports, registration statements and documents, together with any amendments thereto, are referred to as the "Parent SEC Filings"). As of their respective dates, the Parent SEC Filings (i) complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements included or incorporated by reference in the Parent SEC Filings (i) were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (ii) complied as of their respective dates in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, and (iii) fairly present the consolidated financial position of Parent as of the dates thereof and the income, cash flows and changes in shareholder's equity for the periods it involved. Except to the extent disclosed in Parent's subsequent filings with the SEC or specifically disclosed on SCHEDULE 4.5, since April 30, 1995 there has not been any change or circumstance that would have a Parent Material Adverse Effect.

         4.6 Registration Statement. The Registration Statement (as defined in
Section 5.4 hereof) and any amendments or supplements thereto will comply in all material respects with the 1933 Act, and none of the information relating to Parent or its affiliates included or incorporated therein or in any amendments or supplements thereto, or any schedules required to be filed with the SEC in connection therewith will, at the time the Registration Statement becomes effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent with respect to information supplied by the Company or any affiliate of the Company specifically for inclusion in the Registration Statement.

         4.7 Merger Filings. The information as to Parent and Acquisition Subsidiary or any of their affiliates or shareholders included in Parent's filing, or submitted to the Company for inclusion in its filing, if any, required to be submitted under the HSR Act or under any Foreign Merger Laws shall be true, correct and complete in all material respects and shall comply in all material respects with the applicable requirements of the HSR Act, the rules and regulations issued by the Federal Trade Commission pursuant thereto and Foreign Merger Laws.

         4.8 No Finders. No act of Parent or Acquisition Subsidiary has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated herein.


                                    ARTICLE 5
                                    COVENANTS

         5.1 Conduct of Business of the Company. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company and each Subsidiary will conduct its respective operations according to its ordinary and usual course of business and consistent with past practice, and the Company and each Subsidiary will use all reasonable efforts to preserve intact its respective business organizations, to maintain its present and planned business, to keep available the services of its respective officers and employees and to maintain satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, physicians, consultants, customers and others having business relationships with it. The Company will promptly advise Parent orally and in writing of any material change in the management, present or planned business, properties, liabilities, results of operations or financial condition of the Company or any Subsidiary. Without limiting the generality of the foregoing, and except as otherwise expressly provided in or contemplated by this Agreement, prior to the Effective Time, neither the Company nor any Subsidiary will, without the prior written consent of Parent:

                  (a) amend its Certificate of Incorporation or Bylaws;

                  (b) authorize for issuance, issue, sell, pledge or deliver (whether through the issuance or granting of additional options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any securities convertible into shares of stock of any class (other than the issuance of the number of shares of Company Common Stock indicated in Section 3.3 hereof upon the exercise in accordance with the current terms of the stock options listed in
         Schedule 3.3 hereof as outstanding on the date of this Agreement);

                  (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock; or redeem or otherwise acquire any shares of its capital stock or other securities; or amend or alter any material term of any of its outstanding securities;

                  (d) create, incur or assume any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, other than in the ordinary course of business and consistent with past practice; or make any loans, advances or capital contributions to, or investments in, any other person, except loans to employees in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $25,000 beyond the aggregate amount of all such loans outstanding on the date of this Agreement; or create, incur or assume any Lien on any material asset;

                  (e) knowingly take any action that would have the effect of
         (i) jeopardizing the treatment of the acquisition of the Company by Parent as a "pooling of interests" for accounting purposes, or (ii) jeopardizing the qualification of the Merger as a reorganization within the meaning of Section 368(a)(2)(E) of the Code;

                  (f) (i) increase in any manner the compensation of any of its directors, officers, employees, shareholders or consultants, except in the ordinary course of business and consistent with past practice, or accelerate the payment of any such compensation (whether or not any such acceleration is consistent with past practice); (ii) pay or accelerate or otherwise modify the payment, vesting, exercisability, or other feature or requirement of any pension, retirement allowance, severance, change of control, stock option or other employee benefit not required by any existing plan, agreement or arrangement to any such director, officer, employee, shareholder or consultant, whether past or present; or (iii) except for normal increases in the ordinary course of business in accordance with its customary past practices, commit itself to any additional or increased pension, profit-sharing, bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance, change of control, retirement or other benefit, plan, agreement or arrangement, or to any employment or consulting agreement, with or for the benefit of any person, or amend any of such plans or any of such agreements in existence on the date hereof;

                  (g) except in the ordinary course of business and consistent with past practice or pursuant to contractual obligations existing on the date hereof, (i) sell, transfer, mortgage, or otherwise dispose of or encumber any real or personal property, (ii) pay, discharge or satisfy claims, liabilities or obligations (absolute, accrued, contingent or otherwise), or (iii) cancel any debts or waive any claims or rights, which involve payments or commitments to make payments which individually exceeds $25,000 or, in the aggregate, exceed $100,000;

                  (h) acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any portion of the assets of, or by any other manner, any business of any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to the Company, except as provided in (i) below and except purchases of inventory in the ordinary course of business consistent with past practice;

                  (i) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $50,000 (other than up to an aggregate $250,000 for investment in and lease costs for capital equipment related to the Company's balloon expandable stent);

                  (j) enter into, amend or terminate any joint ventures or any other agreements, commitments or contracts that, individually or in the aggregate, are material to the Company or any Subsidiary (except agreements, commitments or contracts expressly provided for or contemplated by this Agreement or for the purchase, sale or lease of goods, services or properties in the ordinary course of business, consistent with past practice), or otherwise make any material change in the conduct of the business or operations of the Company or any Subsidiary;

                  (k) enter into or terminate, or amend, extend, renew or otherwise modify (including, but not limited to, by default or by failure to act) any distribution, OEM, independent sales representative, noncompetition, licensing, franchise, research and development, supply or similar contract, agreement or understanding (except agreements, commitments or contracts expressly provided for or contemplated by this Agreement or for the purchase, sale or lease of goods, services or properties in the ordinary course of business, consistent with past practice);

                  (l) change in any material respect its credit policy as to sales of inventories or collection of receivables or its inventory consignment practices;

                  (m) remove or permit to be removed from any building, facility or real property any machinery, equipment, fixture, vehicle or other personal property or parts thereof, except in the ordinary course of business;

                  (n) alter or revise its accounting principles, procedures, methods or practices, except as required by a change in generally accepted accounting principles and concurred with by the Company's independent public accountants;

                  (o) institute, settle or compromise any claim, action, suit or proceeding pending or threatened by or against it involving amounts in excess of $50,000, at law or in equity or before any federal, state, local, foreign or other governmental department, commission, board, bureau, agency or instrumentality (including, but not limited to, the FDA or any nongovernmental self-regulatory agency);

                  (p) distribute or otherwise circulate any notices, directives or other communications directed to all or groups of customers, vendors, employees, distributors or others associated with its business relating to the transactions contemplated hereby or to the operation of business after consummation of such transactions without consulting with Parent, giving Parent reasonable opportunity to comment thereon and obtaining prior to distribution Parent's approval thereof, which shall not unreasonably be withheld;

                  (q) knowingly take any action that would render any representation, warranty, covenant or agreement of the Company in this Agreement inaccurate or breached as of the Closing Date; or

                  (r) agree, whether in writing or otherwise, to do any of the foregoing.

         5.2 No Solicitation. Neither the Company nor any Subsidiary, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, but not limited to any investment banker, attorney or accountant retained by the Company or any Subsidiary), shall, directly or indirectly, solicit, encourage, initiate or participate in any way in discussions or negotiations with, or knowingly provide any information to, any corporation, partnership, person or other entity or group (other than Parent or any affiliate or agent of Parent) concerning any merger, sale or licensing of any significant portion of the assets, sale of shares of capital stock (including without limitation any proposal or offer to the Company's shareholders) or similar transactions involving the Company or any Subsidiary (an "Alternative Proposal"), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. The Company will promptly communicate to Parent the terms of any proposal or inquiry that it has received or may receive in respect of any such transaction or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with the Company; provided, however, that this Section shall not prohibit the Board of Directors of the Company from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide Alternative Proposal, if, and only to the extent that, (a) the Board of Directors of the Company determines in good faith that such action is so required for the Board of Directors to comply with its fiduciary duties to shareholders imposed by law and the Board has been so advised in writing (with a copy furnished to Parent) by independent, outside counsel, in its judgment and opinion, as being so required, (b) prior to furnishing information to, or entering into discussions and negotiations with, such person or entity, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and (c) the Company keeps Parent informed of the status and all material information with respect to any such discussions or negotiations; and
(ii) to the extent applicable, complying with Rule 14e-2 promulgated under the 1934 Act with regard to an Alternative Proposal. Nothing in this Section shall
(x) permit the Company to terminate this Agreement (except as specifically provided in Article 7 hereof), (y) permit the Company to enter into any Agreement with respect to an Alternative Proposal for as long as this Agreement remains in effect (it being agreed that for as long as this Agreement remains in effect, the Company shall not enter into any Agreement with any person that provides for, or in any way facilitates, an Alternative Proposal), or (z) affect any other obligation of the Company under this Agreement.

         5.3 Access and Information. The Company shall afford to Parent, and to Parent's accountants, officers, directors, employees, counsel and other representatives, reasonable access during normal business hours, from the date hereof through the Effective Time, to all of its properties, books, contracts, commitments and records, and, during such period, the Company shall furnish promptly to Parent all information concerning the Company's and its Subsidiaries' businesses, prospects, properties, liabilities, results of operations, financial condition, testing, clinicals, officers, employees, investigators, distributors, customers, suppliers or others having dealings with the Company as Parent may reasonably request and reasonable opportunity to contact and obtain information from such officers, employees, investigators, distributors, customers, suppliers or others having dealings with the Company as Parent may reasonably request. During the period from the date hereof to the Effective Time, the parties shall in good faith meet and correspond on a regular basis for mutual consultation concerning the conduct of the Company's and the Subsidiaries' businesses and, in connection therewith, Parent shall be entitled to have employees or other representatives present at the offices of the Company and its Subsidiaries to observe, and be kept informed concerning, the Company's and the Subsidiaries' operations and business planning. Parent shall hold in confidence all such nonpublic information as required and in accordance with the confidentiality agreement dated January 19, 1996 between Parent and the Company (the "Confidentiality Agreement").

         5.4 Approval of Shareholders; Proxy Statement; Registration Statement.

                  (a) the Company shall promptly take all action necessary in accordance with Delaware law and the Company's Certificate of Incorporation and Bylaws to cause a meeting of the Company's shareholders (the "Company Shareholders Meeting") to be duly called and held as soon as reasonably practicable following the date upon which the Registration Statement (as defined below) becomes effective for the purpose of voting upon the Merger, and shall use all reasonable efforts to obtain the Company shareholder approval of this Agreement and the Merger. In accordance therewith, the Company shall, with the cooperation of Parent, prepare and file, as soon as reasonably practicable, a proxy statement/prospectus included as part of the Registration Statement (such proxy statement/prospectus, together with notice of meeting, form of proxy and any letter or other materials to the Company shareholders included therein are referred to in this Agreement as the "Proxy Statement/Prospectus"). The Company shall use all reasonable efforts to cause the definitive Proxy Statement/Prospectus to be mailed to the shareholders of the Company, as soon as reasonably practicable following its effectiveness, with the date of mailing as mutually determined by the Company and Parent. The Company will, through its Board of Directors, recommend to its shareholders approval of the Merger in the definitive Proxy Statement/Prospectus.

                  (b) Parent shall, with the cooperation of the Company, prepare and file, as soon as reasonably practicable, a registration statement under the 1933 Act registering the shares of Parent Common Stock to be issued in the Merger (the "Registration Statement"), which Registration Statement shall include the Proxy Statement/Prospectus. Parent will use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly thereafter as practicable. Parent shall also take any action required to be taken under state blue sky or securities laws in connection with the issuance of Parent Common Stock pursuant to the Merger. The Company shall furnish to Parent all information concerning the Company and its Subsidiaries and the holders of its capital stock, and shall take such other action and otherwise cooperate, as Parent may reasonably request in connection with any such action.

                  (c) Parent shall notify the Company promptly of the receipt of the comments of the SEC and of any request by the SEC for amendments or supplements to the Registration Statement and shall supply the Company with copies of all correspondence with the SEC with respect to the Registration Statement.

                  (d) If at any time prior to the Company Shareholders Meeting, any event should occur relating to the Company, any Subsidiary or the Company's officers or directors that is required to be described in an amendment or supplement to the definitive Proxy Statement/Prospectus or the Registration Statement, the Company shall promptly inform Parent. If at any time prior to the Company Shareholders Meeting, any event shall occur relating to Parent or Acquisition Subsidiary or their respective officers or directors that is required to be described in an amendment or supplement to the definitive Proxy Statement/Prospectus or the Registration Statement, Parent shall promptly inform the Company. Whenever any event occurs that should be described in an amendment of, or supplement to, the definitive Proxy Statement/Prospectus or the Registration Statement, the Company or Parent, as the case may be, shall, upon learning of such event, promptly notify the other and consult and cooperate with the other in connection with the preparation of a mutually acceptable amendment or supplement. The parties shall promptly file such amendment or supplement with the SEC and mail such amendment or supplement as soon as practicable after it is cleared by the SEC.

         5.5 Consents. The Company will, at its cost and expense, use all reasonable efforts to obtain all approvals and consents of all third parties necessary on the part of the Company or its Subsidiaries to consummate the transactions contemplated hereby. Parent agrees to cooperate with the Company in connection with obtaining such approvals and consents. Parent will, at its cost and expense, use all reasonable efforts to obtain all approvals and consents of all third parties necessary on the part of Parent to consummate the transactions contemplated hereby. The Company agrees to cooperate with Parent in connection with obtaining such approvals and consents.

         5.6 Affiliates' Letters.

                  (a) the Company has delivered to Parent a list of names and addresses of those persons, in the Company's reasonable judgment after consultation with outside legal counsel, who, as of the date hereof, are affiliates within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act or otherwise applicable SEC accounting releases with respect to pooling-of-interests accounting treatment (each such person, a "Pooling Affiliate") of the Company. The Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list, and shall promptly update such list to reflect any changes thereto. The Company has caused to be delivered to Parent an affiliate letter in the form attached hereto as EXHIBIT A, executed by each of the Pooling Affiliates of the Company identified in the foregoing list, and shall use all reasonable efforts to deliver or cause to be delivered to Parent prior to the Effective Time such an affiliate letter executed by any additional persons who become Pooling Affiliates after the date hereof. Parent shall be entitled to place legends as specified in such affiliate letters on the certificates evidencing any of the Parent Common Stock to be received by such Pooling Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of such letters.

                  (b) For so long as resales of shares of Parent Common Stock issued pursuant to the Merger are subject to the resale restrictions set forth in Rule 145 under the Securities Act, Parent will use all reasonable efforts to comply with Rule 144(c)(1) under the Securities Act.

         5.7 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the transactions contemplated hereby, the Proxy Statement/Prospectus and the Registration Statement will be paid by the party incurring such costs and expenses, except that the Company and Parent will share equally the cost of printing and filing with the SEC the Proxy Statement/Prospectus and the Registration Statement, the filing fees required under the HSR Act or any Foreign Merger Laws and the fees charged by Price Waterhouse LLP for the letters described in Section 5.16 (the "Shared Expenses").

         5.8 Further Actions. Subject to the terms and conditions herein provided and without being required to waive any conditions herein (whether absolute, discretionary or otherwise), each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action.

         5.9 Regulatory Approvals. The Company and Parent will take all reasonable action as may be necessary under federal or state securities laws or the HSR Act or Foreign Merger Laws applicable to or necessary for, and will file as soon as reasonably practicable and, if appropriate, use all reasonable efforts to have declared effective or approved all documents and notifications with the SEC and other governmental or regulatory bodies (including, without limitation, the FDA and equivalent foreign regulatory bodies, and other foreign regulatory bodies that administer Foreign Merger Laws, and any foreign labor councils or bodies as may be required) that they deem necessary or appropriate for, the consummation of the Merger and the transactions contemplated hereby, and each party shall give the other information reasonably requested by such other party pertaining to it and its subsidiaries and affiliates to enable such other party to take such actions. Notwithstanding the foregoing or anything herein to the contrary, neither Parent nor Acquisition Subsidiary shall be required to make arrangements for or to effect the cessation, sale or other disposition of particular assets or categories of assets or businesses of Parent, Acquisition Subsidiary, the Company or any of their affiliates.

         5.10 Certain Notifications. The Company shall promptly notify Parent in writing of the occurrence of any event that will or could reasonably be expected to result in the failure by the Company or its affiliates to satisfy any of the conditions specified in Section 6.1 or 6.2. Parent shall promptly notify the Company in writing of the occurrence of any event that will or could reasonably be expected to result in the failure by Parent or its affiliates to satisfy any of the conditions specified in Section 6.1 or 6.3.

         5.11 Voting of Shares. To induce Parent to execute this Agreement, certain shareholders of the Company have executed and delivered as of the date hereof Agreements to Facilitate Merger in the form attached hereto as EXHIBIT B, whereby each such shareholder has agreed to vote his/her shares of the Company in favor of the Merger at the Company Shareholders Meeting.

         5.12 Noncompetition Agreements. To induce Parent to execute this Agreement, the Company has caused certain individuals to execute and deliver to Parent as of the date hereof (but expressly contingent upon the Closing of Merger) noncompetition agreements substantially in the form of EXHIBIT C hereto.

         5.13 NYSE Listing Application. Parent shall prepare and submit to the NYSE a listing application for the Parent Common Stock to be issued in the Merger pursuant to Article 1 of this Agreement. The Company shall cooperate with Parent in such listing application.

         5.14 Indemnification. Parent shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of the Company or any of its Subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments, or amounts that are paid in settlement with the approval of Parent (which approval shall not be unreasonably withheld), of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company or any Subsidiary, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time, including, without limitation, this Agreement and the transactions contemplated hereby ("Indemnified Liabilities"), in each case to the full extent the Company would have been permitted under Delaware law and its Certificate of Incorporation and Bylaws as of the Effective Time to indemnify such person (and Parent shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any affirmation or undertaking required by
Section 145(e) of the DGCL). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to Parent; (ii) after the Effective Time, Parent shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (iii) after the Effective Time, Parent will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that Parent shall not be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 5.14, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent (but the failure so to notify Parent shall not relieve it from any liability which it may have under this Section 5.14 except to the extent such failure materially prejudices Parent), and shall deliver to Parent the affirmation and undertaking, if any, required by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict of any significant issue between the positions of any two or more Indemnified Parties. In the event of any dispute as to the enforcement or interpretation of an Indemnified Party's rights under this Section 5.14 and the Indemnified Parties are held by a court of competent jurisdiction to have been entitled to indemnification under this Section 5.14, Parent shall promptly reimburse the Indemnified Party's fees and expenses (including reasonable attorneys' fees and expenses) incurred in connection with such matter. The obligations of Parent to an Indemnified Party under this Section 5.14 shall survive and continue after the Effective Time, and shall inure to the benefit of the Indemnified Party for all Indemnified Party's heirs, legal representatives, administrators and other successors in interest. It is expressly understood and agreed that (i) each Indemnified Party shall be considered a third party beneficiary of this Section 5.14 and (ii) the parties hereto will not amend or modify the provisions of this Section 5.14 so as to adversely affect the rights of an Indemnified Party without in each instance first obtaining the prior written consent to such amendment or modification of all Indemnified Parties.

         5.15 Letters of the Company's and Parent's Accountants. (A) The Company shall cooperate with Parent and use all reasonable efforts to cause to be delivered to Parent the following letters from Price Waterhouse LLP ("PW") addressed to the Company and Parent: (i) a letter dated the date of this Agreement, stating that after appropriate review and based on its familiarity with the Company, the Company has not taken or agreed to take any action that would prevent Parent from accounting for the Merger as a pooling of interests transaction under Option 16 of the Accounting Principles Board and applicable SEC rules and regulations; and (ii) a letter dated as of the Closing Date confirming as of the Closing Date the previously delivered letter referred to above. (B) The Company shall cooperate with Parent and Parent shall use all reasonable means to cause to be delivered to the Company the following letters from PW addressed to Parent and the Company: (i) a letter dated the date of this Agreement, stating that after appropriate review of this Agreement and a letter from the Parent describing the transaction, the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations; and (ii) a letter dated as of the Closing Date confirming as of the Closing Date the previously delivered letter referred to above. The fees charged by PW for such letters shall be shared equally by Parent and the Company

         5.16 Royalty Revision. The Company shall use all reasonable efforts to revise, to such terms as are mutually satisfactory to the Company and Parent, the Company's royalty payment obligations to the parties to that certain Assignment Agreement dated April 25, 1991, as amended, among the Company and others.

         5.17 Pooling; Reorganization. From the date hereof to the Effective Time, Parent agrees that it will not knowingly take any action that would have the effect of (i) jeopardizing the treatment of the acquisition of the Company by Parent as a "pooling of interests" for accounting purposes, or (ii) jeopardizing the qualification of the Merger as a reorganization within the meaning of Section 368(a)(2)(E) of the Code.

         5.18 Subsidiary Shares. At or prior to the Closing, the Company shall cause all issued and outstanding Subsidiary shares owned by any person other than the Company to be transferred for no or nominal consideration to such person or persons designated by Parent.


                                    ARTICLE 6
                               CLOSING CONDITIONS

         6.1 Conditions to Obligations of Parent, Acquisition Subsidiary and the Company. The respective obligations of each party to consummate the Merger shall be subject to the fulfillment at or prior to the Closing of the following conditions:

                  (a) No Injunction. Neither Parent, Acquisition Subsidiary, nor the Company shall be subject to any final order, decree or injunction of a court of competent jurisdiction within the United States that (i) prevents or materially delays the consummation of the Merger, or (ii) would impose any material limitation on the ability of Parent effectively to exercise full rights of ownership of the Company or the assets or business of the Company.

                  (b) Shareholder Approval. The approval of the shareholders of the Company referred to in Section 5.4 hereof shall have been obtained, in accordance with the DGCL and the Company's Certificate of Incorporation and Bylaws.

                  (c) Registration Statement. The Registration Statement (as amended or supplemented) shall have become effective under the 1933 Act and shall not be subject to any "stop order," and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness or qualification thereof shall have been initiated and be continuing or have been threatened and be unresolved. Parent shall also have received all state securities law or blue sky authorizations necessary to carry out the transactions contemplated hereby.

                  (d) NYSE Listing. The shares of Parent Common Stock to be delivered pursuant to the Merger shall have been duly listed on the NYSE, subject to official notice of issuance.

                  (e) Waiting Periods. The waiting periods applicable to the consummation of the Merger under the HSR Act and any Foreign Merger Laws shall have expired or been terminated.

         6.2 Conditions to Obligations of Parent and Acquisition Subsidiary. The respective obligations of Parent and Acquisition Subsidiary to consummate the Merger shall be subject to the fulfillment at or prior to the Closing of the following additional conditions:

                  (a) Representations and Warranties True. Each representation and warranty of the Company contained in this Agreement, without regard to any qualification or reference to immateriality or "Company Material Adverse Effect", shall be true and correct as of the date hereof and on the Closing Date as though such representations and warranties were made on such date (except those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date), except for any inaccuracies which, individually or in the aggregate, have not had, and would not have, a Company Material Adverse Effect.

                  (b) Performance. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing and Parent shall have received a certificate to such effect signed by the Chief Executive Officer of the Company.

                  (c) Consents. The Company shall have obtained all permits, authorizations, consents and approvals required on its part to perform its obligations under, and consummate the transactions contemplated by, this Agreement, in form and substance satisfactory to Parent, and Parent and Acquisition Subsidiary shall have received evidence satisfactory to them of the receipt of such permits, authorizations, consents and approvals.

                  (d) Opinion of Counsel for the Company. Parent and Acquisition Subsidiary shall have received an opinion of Maslon, Edelman, Borman & Brand, a Professional Limited Liability Partnership, counsel to the Company, dated the Closing Date, in form and substance reasonably satisfactory to Parent, to the effect set forth in EXHIBIT D hereto.

                  (e) Affiliates' Letters. Parent shall have received a letter from each of the Affiliates pursuant to Section 5.6 hereof.

                  (f) Noncompetition Agreements. Parent shall have received executed agreements from such persons, and in such form satisfactory to Parent, as described in Section 5.12 hereof.

                  (g) Resignations. Such officers and directors (as shall have been specified Parent) of the Company or of any Subsidiary shall have tendered their respective resignations effective as of the Effective Time.

                  (h) Pooling Opinion. Parent shall have received each of the letters described in Sections 5.15.

                  (i) Royalty Revision. The Company's royalty obligations referenced in Section 5.16 shall have been revised to such terms as are mutually satisfactory to Parent and the Company.

                  (j) Subsidiary Shares. The transfer of Subsidiary shares as provided in Section 5.18 shall have occurred.

         6.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger shall be subject to the fulfillment at or prior to the Closing of the following additional conditions:

                  (a) Representations and Warranties True. Each representation and warranty of Parent contained in this Agreement without regard to any qualification or reference to immateriality or "Parent Material Adverse Effect", shall be true and correct on the date of this Agreement and on the Closing Date as though such representations and warranties were made on such date (except those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date), except for any inaccuracies which, individually or in the aggregate, have not had, and would not have, a Parent Material Adverse Effect.

                  (b) Performance. Parent and Acquisition Subsidiary shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by them on or prior to the Closing.

                  (c) Consents. Parent and Acquisition Subsidiary shall have obtained all permits, authorizations, consents and approvals required on its part to perform its obligations under, and consummate the transactions contemplated by, this Agreement, in form and substance satisfactory to Parent, and the Company shall have received evidence satisfactory to it of the receipt of such permits, authorizations, consents and approvals.

                  (d) Opinion of Counsel for Parent. The Company shall have received an opinion of Fredrikson & Byron, P.A., counsel to Parent, dated the Closing Date, in form and substance reasonably satisfactory to the Company, to the effect set forth in EXHIBIT E hereto.

                  (e) Tax Opinion. Since the date of this Agreement, there shall not have been any change in the facts, circumstances or applicable federal tax laws that would prevent the Company from receiving an opinion, dated the Closing Date, of Maslon, Edelman, Borman & Brand, a Professional Limited Liability Partnership, counsel to the Company, to the effect that, subject to customary conditions, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a)(2)(E) of the Code.


                                    ARTICLE 7
                           TERMINATION AND ABANDONMENT

         7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company, only:

                  (a) by mutual written consent duly authorized by the Board of Directors of Parent and the Board of Directors of the Company;

                  (b) by either Parent or the Company if the Merger shall not have been consummated on or before September 30, 1996; provided, however, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the Merger by such date and provided further, however, that, if a request for additional information is received from the U.S. Federal Trade Commission ("FTC") or Department of Justice ("DOJ") pursuant to the HSR Act or additional information is requested by an authority (a "Foreign Authority") pursuant to Foreign Merger Laws, such date shall be extended to the 90th day following acknowledgment by the FTC, DOJ or Foreign Authority, as applicable, that Parent and the Company have complied with such request, but in any event not later than October 31, 1996;

                  (c) by either Parent or the Company if a court of competent jurisdiction or an administrative, governmental, or regulatory authority has issued a final non-appealable order, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

                  (d) by either Parent or the Company if, at the Company Shareholders Meeting, the requisite vote of the shareholders of the Company is not obtained, except that the right to terminate this Agreement under this Section 7.1(e) will not be available to any party whose failure to perform any material obligation under this Agreement has been the proximate cause of, or resulted in, the failure to obtain the requisite vote of the shareholders of the Company;

                  (e) by Parent if either (i) the Company has breached its obligations under Section 5.2 in any material respect, (ii) the Board of Directors of the Company has recommended, approved, accepted, or entered into an agreement regarding, an Alternative Proposal, as defined in Section 5.2, or (iii) the Board of Directors of the Company has withdrawn or modified in a manner adverse to Parent its recommendation of the Merger;

                  (f) by the Company if (i) it is not in material breach of its obligations under this Agreement, (ii) the Board of Directors of the Company has accepted an Alternative Proposal, and (iii) the Company has paid to Parent the fee required to be paid to Parent by Section 7.2 in the manner therein provided;

                  (g) by Parent if (i) Parent is not in material breach of its obligations under this Agreement and (ii) there has been a material breach by the Company of any of its representations, warranties or obligations under this Agreement such that the conditions in Section
         6.2 will not be satisfied, and the breach is not curable or, if curable, is not cured by the Company within 30 calendar days after receipt by the Company of written notice from Parent of such breach;

                  (h) by the Company if (i) the Company is not in material breach of its obligations under this Agreement and (ii) there has been a material breach by Parent of any of its representations, warranties or obligations under this Agreement such that the conditions in Section
         6.3 will not be satisfied, and the breach is not curable or, if curable, is not cured by Parent within 30 calendar days after receipt by Parent of written notice from the Company of such breach.

         7.2 Effect of Termination.

                  (a) In recognition of the time, efforts and expenses expended and incurred by Parent with respect to the Company and the opportunity the Company presents to Parent, if:

                           (i) this Agreement is terminated pursuant to Section
                  7.1(e) or 7.1(f); or

                           (ii) (A) any third party makes an Alternative
                  Proposal or acquires 10% or more of the outstanding Company Common Stock prior to the Company Shareholders Meeting, (B) the requisite vote of the shareholders of the Company to approve the Merger is not obtained, (C) this Agreement is terminated, and (D) within 12 months after such termination
                  (x) the Company enters into an agreement relating to an Alternative Proposal or (y) an Alternative Proposal is consummated,

         then, in any such event, the Company will pay to Parent, upon the termination date in the event of termination pursuant to Section 7.1(f), within five business days after demand by Parent in the case of termination pursuant to Section 7.1(e), and immediately upon the first to occur of the entering into an agreement providing for, or the consummation of, an Alternative Proposal in the case of the events specified in clause (ii) above (by wire transfer of immediately available funds to an account designated by Parent for such purpose), a fee equal to $5 million. The Company acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. If the Company fails to pay promptly the fee due pursuant to this Section 7.2, the Company shall also pay to Parent interest on the amount of the fee under this Section, accruing from its due date, at an interest rate per annum equal to 2% plus the prime commercial lending rate quoted by Norwest Bank Minnesota, N.A. Any change in the interest rate hereunder resulting from a change in such prime rate shall be effective at the beginning of the day of such change in such prime rate.

                  (b) Except as provided in the next sentence of this paragraph, in the event of the termination of this Agreement pursuant to any paragraph of Section 7.1, the obligations of the parties to consummate the Merger will expire, and none of the parties will have any further obligations under this Agreement except pursuant to Section 7.2(a), Sections 5.3 and 5.7 and Article 8. In the event of the termination of this Agreement pursuant to any paragraph of Section 7.1 that is caused by a breach of a party, the party whose breach was the basis for the termination will not be relieved from any liability for its breach or its obligations pursuant to Section 7.2(a), and the other party will have no further obligations under this Agreement except as provided in Sections 5.3 and 5.7 and Article 8.


                                    ARTICLE 8
                                  MISCELLANEOUS

         8.1 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Parent, Acquisition Subsidiary and the Company at any time prior to the Effective Time with respect to any of the terms contained herein. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         8.2 Waiver of Compliance; Consents. Any failure of Parent or Acquisition Subsidiary on the one hand, or the Company on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Company or Parent, respectively, only by a written instrument signed by an officer of the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing. Acquisition Subsidiary agrees that any consent or waiver of compliance given by Parent hereunder shall be conclusively binding upon Acquisition Subsidiary, whether given expressly on its behalf or not.

         8.3 Investigation; Survival of Representations and Warranties. The respective representations and warranties of Parent and the Company contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto. Each and every representation and warranty contained herein shall be deemed to be conditions to the Merger and shall not survive the Merger. This Section 8.3 shall have no effect upon any other obligation of the parties hereto, whether to be performed before or after the Closing.

         8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally by commercial courier service or otherwise, or by telecopier, or three days after such notice is mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  (a)      if to Parent or Acquisition Subsidiary, to it at:

                           Medtronic, Inc.
                           7000 Central Avenue Northeast
                           Minneapolis, Minnesota 55432
                           with separate copies thereof addressed to
                           Attention:       General Counsel
                           and              FAX:  (612) 572-5459
                           Attention:       Vice President, Corporate
                                            Development and Associate
                                            General Counsel
                                            FAX:  (612) 572-5404

                  (b)      If to the Company, to it at:

                           InStent Inc.
                           6271 Bury Drive
                           Eden Prairie, Minnesota 55436
                           FAX:  (612) 937-0312
                           Attention:  Warren L. Bielke, Chief Executive Officer


                           with a copy to:

                           Maslon, Edelman, Borman & Brand
                           a Professional Limited Liability Partnership
                           3300 Norwest Center
                           Minneapolis, Minnesota 55402-4140
                           FAX:  (612) 672-8397
                           Attention:  Joseph Alexander

         8.5 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, nor is this Agreement intended to confer upon any other person except the parties any rights or remedies hereunder.

         8.6 Governing Law. Except to the extent that Delaware law is mandatorily applicable to the Merger and the rights of the shareholders of the Company and Acquisition Subsidiary, this Agreement shall be governed by the laws of the State of Minnesota (regardless of the laws that might otherwise govern under applicable Minnesota principles of conflicts of law).

         8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

         8.8 Knowledge. As used in this Agreement or the instruments, certificates or other documents required hereunder, the term "knowledge" shall mean actual knowledge of a fact or the knowledge that such person or, if such person is a corporation, its directors, officers or other key employees could reasonably be expected to have based on reasonable investigation and inquiry. The knowledge of an entity shall be deemed to include the knowledge of its subsidiaries.

         8.9 Interpretation. The Table of Contents, article and section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or other rule requiring the resolution of any ambiguity regarding the interpretation or construction hereof against the party causing this Agreement to be drafted.

         8.10 Publicity. Upon execution of this Agreement by Parent, Acquisition Subsidiary and the Company, the parties shall jointly issue a press release, as agreed upon by them. The parties intend that all future statements or communications to the public or press regarding this Agreement or the Merger will be mutually agreed upon by them. Neither party shall, without such mutual agreement or the prior consent of the other, issue any statement or communication to the public or to the press regarding this Agreement, or any of the terms, conditions or other matters with respect to this Agreement, except as required by law or the rules of the NYSE or Nasdaq and then only (a) upon the advice of such party's legal counsel; (b) to the extent required by law or the rules of the NYSE or Nasdaq; and (c) following prior notice to, and consultation with, the other party (which notice shall include a copy of the proposed statement or communication to be issued to the press or public). The foregoing shall not restrict Parent's or the Company's communications with their employees or customers in the ordinary course of business.

         8.11 Entire Agreement. This Agreement, including the exhibits and schedules hereto and the Confidentiality Agreement referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement and the Confidentiality Agreement supersede all prior agreements and the understandings between the parties with respect to such subject matter.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                   Medtronic, Inc.


                                   By  /s/ Michael D. Ellwein
                                       Its Vice President


                                   BYR Acquisition Corp.


                                   By  /s/ Michael D. Ellwein
                                       Its Vice President


                                   InStent Inc.


                                   By  /s/ Warren Bielke
                                       Its President and CEO



                           CERTIFICATION BY SECRETARY
                                       OF
                              BYR ACQUISITION CORP.


         The undersigned, being the duly elected, qualified and acting Secretary of BYR GLOBAL Acquisition Corp., a Delaware corporation ("Acquisition Subsidiary"), hereby certifies that on March 22, 1996, the foregoing Agreement and Plan of Reorganization was approved by the sole shareholder of Acquisition Subsidiary.


                               /s/ Michael R. Kroll
                              Michael R. Kroll, Secretary
                              BYR Acquisition Corp.



                           CERTIFICATION BY SECRETARY
                                       OF
                                  INSTENT INC.


         The undersigned, being the duly elected, qualified and acting Secretary of InStent Inc., a Delaware corporation (the "Company"), hereby certifies that on March 22, 1996, the foregoing Agreement and Plan of Reorganization was approved by the vote of at least a majority of the outstanding stock of the Company entitled to vote thereon.



                                  Patricia Berg, Secretary
                                  InStent Inc.




                                                                      APPENDIX B

                       OPINION OF DILLON, READ & CO. INC.

[LOGO - GRAPHIC OMITTED]


                                                          535 Madison Avenue
                                                       New York, New York  10022
                                                             212-906-7000

March 22, 1996


The Board of Directors
InStent Inc.
6271 Bury Drive
Eden Prairie, MN 55346

Gentlemen:

         You have requested our opinion as to the fairness from a financial point of view of the consideration to be received by the holders (the "Stockholders") of common stock, par value $0.01 per share ("Company Common Stock") of InStent Inc. ("InStent" or the "Company") pursuant to an Agreement and Plan of Merger, dated as of March 22, 1996 (the "Agreement"), among InStent, Medtronic, Inc. ("Medtronic") and BYR Acquisition Corporation, a wholly owned subsidiary of Medtronic ("Sub"). The Agreement provides for a merger (the "Merger") of Sub into the Company upon which each outstanding share of Company Common Stock shall be converted into the right to receive 0.3833 shares of Medtronic common stock, par value $0.10 per share ("Medtronic Common Stock"), as is determined in accordance with the formula set forth in Section 1.3(a) of the Agreement.

         In arriving at our opinion we (i) reviewed certain publicly available information, including equity research analyst reports, relating to the business, financial condition and operations of InStent and Medtronic; (ii) reviewed certain financial and other information furnished to us by InStent and Medtronic that is not publicly available, including financial forecasts prepared by the management of InStent; (iii) conducted discussions with certain senior officers of InStent and Medtronic with respect to the operations, financial condition, history and prospects of each company; (iv) reviewed historical common stock price and trading volume data of the Company Common Stock and Medtronic Common Stock; (v) compared the proposed financial terms of the Merger with the financial terms of certain recent merger and acquisition transactions;
(vi) reviewed publicly available financial information relating to public companies whose operations are generally comparable to those of InStent and Medtronic; (vii) conducted such other financial studies, analyses and investigations, and considered such other information as we have deemed necessary in arriving at our opinion.

         In connection with its review, we have at your direction not assumed any responsibility for independent verification of any of the publicly available information or non-public financial or other information furnished by InStent or Medtronic and have, with your consent, relied on its being complete and accurate in all material respects. In addition, we have at your direction not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor was Dillon Read furnished with any such evaluation or appraisal. With respect to the financial forecasts, we have at your direction assumed that they had been reasonably prepared on a basis reflecting the best available estimates at the time and judgments of the InStent's management as to the future financial performance of InStent. Dillon, Read & Co. Inc. has not been authorized to and has not solicited indications of interest in a business combination with InStent from any party and the Company has advised us that it has not held discussions with any party other than Medtronic or conducted an "auction process". For purposes of this opinion, we have not considered the impact any future acquisitions by Medtronic may have on the fairness, from a financial point of view, of the consideration to be received by the Stockholders in the Merger. Our opinion herein is based upon market, economic and other circumstances existing and disclosed to us as of the date hereof.

         In rendering our opinion, we have assumed that the Merger will receive pooling treatment and be a tax-free reorganization.

         Dillon, Read & Co. Inc. has acted as financial advisor to the Board of Directors of the Company in connection with rendering this opinion, for which we will receive a fee. In the ordinary course of business, we have traded the securities of the Company and Medtronic for our own account and the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

         In rendering this opinion, we express no view as to the range of values at which Medtronic Common Stock may trade following consummation of the Merger, and we are not making any recommendation to the shareholders with respect to the advisability of disposing or retaining such Medtronic Common Stock following the Merger.

         Based upon and subject to the foregoing, we are of the opinion that as of the date hereof, the consideration to be received by the holders of Company Common Stock pursuant to the Agreement is fair to the Stockholders from a financial point of view.

                                         Very truly yours,

                                         /s/ Dillon, Read & Co. Inc.

                                         Dillon, Read & Co. Inc.



                                   APPENDIX C

                        OPINION OF VOLPE, WELTY & COMPANY


                             VOLPE, WELTY & COMPANY
                               INVESTMENT BANKERS
          One Maritime Plaza, 11th Floor San Francisco, California 9411
                        (415) 956-8120 FAX (415) 986-6754


March 22, 1996



Board of Directors
InStent Inc.
6271 Bury Drive
Eden Prairie, MN 55346

Dear Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (the "Stockholders") of common stock, $.01 par value ("Company Common Stock"), of InStent Inc. (the "Company"), of the consideration to be received by the Stockholders from Medtronic, Inc. ("Medtronic") in a proposed merger (the "Merger") of a subsidiary of Medtronic with and into the Company pursuant to the Agreement and Plan of Reorganization, dated as of March 22, 1996 (the "Merger Agreement"), by and among Medtronic, such subsidiary and the Company.

In the event the Merger is consummated, each issued and outstanding share of Company Common Stock, other than shares of Company Common Stock to be canceled pursuant to the Merger Agreement, would be converted into the right to receive
0.3833 of a share of Medtronic Common Stock ("Medtronic Shares"), subject to adjustment as provided in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

Volpe, Welty & Company has acted as financial advisor to the Board of Directors of the Company in connection with the Merger, will receive a fee for our services in rendering this opinion and will receive an additional fee that is contingent on consummation of the Merger. We were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition of the Company. In addition, we have performed investment banking services for, and received compensation from, the Company from time to time.

In arriving at our opinion we have reviewed a draft of the Merger Agreement dated March 19, 1996 and certain business and financial information relating to the Company and its subsidiaries, including certain financial projections, estimates and analyses provided to us by the Company, and have reviewed and discussed the businesses and prospects of the Company and its subsidiaries with representatives of the Company's management. We have considered certain financial and stock market data of the Company and have compared that information to similar data for certain other publicly-held companies in businesses similar to that of the Company.

We have also reviewed certain business and financial information relating to Medtronic, including certain financial projections, estimates and analyses provided to us by Medtronic, and have had discussions with certain representatives of management of Medtronic. We have considered certain financial and stock market data of Medtronic and have compared that information to similar data for certain other publicly-held companies in businesses similar to that of Medtronic.

In arriving at our opinion, we have also considered the financial terms of certain other mergers and acquisitions which we believe to be generally comparable to the Merger and have considered such other information, financial studies and analyses, and financial, economic and market criteria as we deemed relevant.

In connection with our review, we have not assumed responsibility for verification of any of the foregoing information and have relied on its being complete and accurate in all respects. We have assumed, with your consent, that
(i) the Merger will be a tax-free reorganization, (ii) the Merger will be accounted for under the pooling-of-interests method of accounting, (iii) any material liabilities (contingent or otherwise, known or unknown) of the Company and Medtronic are as set forth in the consolidated financial statements of the Company and Medtronic, respectively, and (iv) the terms set forth in the executed Merger Agreement will not differ materially from the proposed terms provided to us in the draft Merger Agreement dated March 19, 1996. We have not made an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or Medtronic or any of their respective subsidiaries, nor have we been furnished with any such evaluation or appraisal that has not been publicly disclosed. With respect to the financial projections, estimates and analyses provided to us by the Company and by Medtronic, we have assumed, with your permission, that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and of Medtronic, respectively, as to future financial performance. For purposes of this opinion, we have not considered the impact any future acquisitions by Medtronic may have on the fairness, from a financial point of view, of the consideration to be received by the Stockholders in the Merger. Our opinion is necessarily based on economic, monetary, market and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Furthermore, we express no opinion as to the price or trading range at which the shares of Medtronic Common Stock will trade after the date hereof and we do not address the Company's underlying business decision to engage in the Merger.

In rendering this opinion, we are not making any recommendation to the Stockholders in respect of the advisability of disposing of or retaining Medtronic Shares received pursuant to the Merger or as to how any Stockholder should vote on the proposed Merger. In the ordinary course of business, we have traded and may trade the securities of the Company and Medtronic for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger so long as this letter is quoted in full in such registration statement or proxy statement.

Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that the consideration to be received by the Stockholders in the Merger is fair, from a financial point of view, to the Stockholders.

                                  Very truly yours,

                                  VOLPE, WELTY & COMPANY


                                  By:  /s/ Volpe, Welty & Company


                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Minnesota Statutes Section 302A.521 provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in a connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

Section 4.1 of Medtronic's Bylaws provides that directors, officers and employees shall be indemnified by Medtronic to the fullest extent permitted by Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.521 of the Minnesota Statutes, Medtronic's Restated Articles of Incorporation provide that a director shall have no personal liability to Medtronic or its shareholders for breach of his or her fiduciary duty as a director, to the fullest extent permitted by law.

Medtronic has purchased directors' and officers' liability insurance, including a company reimbursement policy. Subject to the stated conditions, the policy insures the directors and officers of Medtronic against liability arising out of actions taken in their official capacities. To the extent that such actions entitle a director or officer to indemnification by Medtronic, the policy provides that the insurer will reimburse Medtronic for any amounts paid.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)Exhibits

   EXHIBITS    DESCRIPTION

      2*       Agreement and Plan of Reorganization, dated March 22, 1996, by and among Medtronic, Inc., InStent
               Inc., and BYR Acquisition Corp., including the Exhibits thereto. Upon the request of the Commission,
               Medtronic agrees to furnish supplementally to the Commission a copy of any schedules to the Agreement and Plan of Reorganization, described as follows:
               Schedule 3.1  -- Organization
               Schedule 3.3  -- Capitalization
               Schedule 3.5  -- Liabilities
               Schedule 3.6  -- Consents and Approvals
               Schedule 3.8  -- Litigation
               Schedule 3.9  -- Material Adverse Changes
               Schedule 3.10 -- Environmental
               Schedule 3.11 -- Officers, Directors and Employees
               Schedule 3.12 -- Taxes
               Schedule 3.13 -- Contracts
               Schedule 3.16 -- Intellectual Property Rights
               Schedule 3.17 -- Benefits Plans
               Schedule 3.19 -- List of Insurance
               Schedule 3.20 -- List of Each Bank, Broker or Other Depository
               Schedule 3.21 -- Powers of Attorney
               Schedule 3.22 -- Product Liability Claims
               Schedule 3.23 -- Product and Service Warranties
               Schedule 3.24 -- Inventories
               Schedule 3.25 -- Customer Relations
               Schedule 3.26 -- No Finders
               Schedule 4.5  -- Medtronic Changes
      5*       Opinion and Consent of Fredrikson & Byron, P.A. regarding validity of shares.
      8*       Opinion and Consent of Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership,
               regarding certain tax matters.
     23.1*     Consent of Fredrikson & Byron, P.A. (included in Exhibit 5).
     23.2*     Consent of Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership, regarding certain tax matters (included in Exhibit 8).
     23.3*     Consent of Price Waterhouse LLP, independent accountants for Medtronic, Inc.
     23.4*     Consent of Price Waterhouse LLP, independent accountants for InStent Inc.
     23.5*     Consent of Dillon, Read & Co. Inc.
     23.6*     Consent of Volpe, Welty & Company.
     24*       Power of Attorney.
     99.1*     Form of Proxy to be used by InStent Inc. shareholders.

______________
*Previously filed with the Registration Statement to which this Pre-Effective
 Amendment Relates.


(b             Financial Statement Schedules.

               Not applicable.

(c)            Reports, Opinions and Appraisals Materially Related to the
               Transaction.

               Opinions of Dillon, Read & Co. Inc. and Volpe, Welty & Company are furnished as Appendices B and C to the Proxy
               Statement/Prospectus forming a part of this Registration
               Statement.

ITEM 22. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) (i) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

       (ii) The registrant undertakes that every prospectus [a] that is filed pursuant to paragraph (b)(i) immediately preceding, or [b] that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on May 31, 1996.


MEDTRONIC, INC.

                           By /S/ WILLIAM W. GEORGE
                          William W. George, President
                           and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed on May 31, 1996 by the following persons in the capacities indicated.


            SIGNATURE                                      TITLE
      /S/ WILLIAM W. GEORGE       President, Chief Executive Officer and Director
 William W. George                (principal executive officer)
                *
 Glen D. Nelson, M.D.             Vice Chairman and Director
       /S/ ROBERT L. RYAN         Senior Vice President and Chief Financial Officer
 Robert L. Ryan                   (principal financial and accounting officer)
                *
 F. Caleb Blodgett                Director
                *
 Arthur D. Collins, Jr.           Director
                *
 Antonio M. Gotto, Jr., M.D.      Director
                *
 Bernadine P. Healy, M.D.         Director
                *
 Vernon H. Heath                  Director
                *
 Thomas E. Holloran               Director
                *
 Richard L. Schall                Director
                *
 Jack W. Schuler                  Director
                *
 Gerald W. Simonson               Director
                *
 Gordon M. Sprenger               Director
                *
 Richard A. Swalin, Ph.D.         Director
                *
 Winston R. Wallin                Chairman of the Board and Director

                            *By /S/ RONALD E. LUND
                         Ronald E. Lund, Attorney-in-Fact


    Date: May 31, 1996


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                EXHIBIT INDEX
                                      TO
                                   FORM S-4
                               MEDTRONIC, INC.


                          EXHIBIT INDEX TO FORM S-4

  EXHIBIT
       2*    Agreement and Plan of Reorganization, dated March 22, 1996, by and among
             Medtronic, Inc., InStent Inc., and BYR Acquisition Corp.
       5*    Opinion and Consent of Fredrikson & Byron, P.A. regarding validity of shares
       8*    Opinion and Consent of Maslon Edelman Borman & Brand, a Professional Limited
             Liability Partnership, regarding certain tax matters
    23.1*    Consent of Fredrikson & Byron, P.A. (included in Exhibit 5)
    23.2*    Consent of Maslon Edelman Borman & Brand, a Professional Limited Liability
             Partnership, regarding certain tax matters (included in Exhibit 8)
    23.3*    Consent of Price Waterhouse LLP, independent accountants for Medtronic, Inc.
    23.4*    Consent of Price Waterhouse LLP, independent accountants for InStent Inc.
    23.5*    Consent of Dillon, Read & Co. Inc.
    23.6*    Consent of Volpe, Welty & Company
      24*    Power of Attorney
    99.1*    Form of Proxy to be used by InStent Inc. shareholders

___________
*Previously filed.